P.E.
7/31/04

ARS

INTUIT INC

Intuit®

We're targeting new offerings for these unserved segments, some of which you'll begin to see in fiscal 2005. One new product we're particularly excited about is QuickBooks Simple Start, which is designed as an affordable tool that radically simplifies life for small business owners who are just getting started and would ordinarily keep their books manually. At the same time, we're innovating upward—adding new functions to meet more demanding customer needs and then pricing accordingly for those solutions.

This new mind-set and strategy is vastly different than the one-size-fits-all approach we've used in the past in QuickBooks and TurboTax and the two-sizes-fit-all product strategy we had in Pro Tax.

Applying Operational Rigor The third element of our strategy is to apply operational rigor and process excellence to drive both better customer experiences as well as operating margin leverage. This is a critical element in running a high-performance organization and has enabled Intuit to improve its pro forma operating margin to 25.5 percent in fiscal 2004.

EXECUTING RIGHT FOR ME STRATEGIES TO DRIVE FUTURE GROWTH

I'm confident in Intuit's future because the Right for Me approach we're taking to all our businesses has already delivered strong results. Four years ago, many people thought our small business portfolio had reached a dead end. But we saw opportunity. We challenged ourselves to think beyond a one-size-fits-all accounting product, and as a result, we've uncovered a lot of additional customer needs that we could meet.

Since we launched our QuickBooks Right for Me strategy in December 2001, we've generated $288 million in cumulative revenue from new higher-end QuickBooks offerings and new offerings that attach to QuickBooks. A number of these businesses, like Merchant Account Services and QuickBooks Point of Sale, have had great early success. They're growing nicely and we're excited about their potential to have a longer-term impact on our growth rate as they become larger in scale.

I'm proud of the strong growth Intuit has delivered over the past five years. And while we expect revenue growth to be in the 6 percent to 9 percent range for fiscal 2005, I believe we're on our way back to double-digit revenue growth in the future.

In my mind, the question isn't whether Intuit is headed toward stronger growth, but when it will occur. We have great assets. We have lots of opportunities for new growth across our small business and tax businesses. And we have a proven track record of executing our growth recipe.

Thanks to the talent and hard work of all Intuit employees, we've accomplished a lot in recent years. We're pleased with the progress we've made, but there's a lot more we can do. We continue to believe in a great future for Intuit. And we believe the best is yet to come.

Steve Bennett
President and Chief Executive Officer

This letter contains certain forward-looking statements, including statements of our expectations about our future growth and financial results. Actual results could differ materially from what we anticipate, as a result of many risks and uncertainties. For information about some of the factors that could affect Intuit's results, please see Risks That Could Affect Future Results on page 30 of our enclosed Annual Report to Stockholders.

**Please see page 67 of our enclosed Annual Report to Stockholders for a reconciliation of pro forma financial measures to GAAP.*

For example, in fiscal 2004, the QuickBooks-Related and Consumer Tax segments—our two largest business segments—had very solid performance. Intuit-Branded Small Business also had good growth, while Professional Tax grew, but not as strongly as we originally anticipated. Other Businesses performed within its growth guidance range. With that mix, we delivered within the range of total company revenue guidance for the year. Results from our business segments were:

- QuickBooks-Related revenue grew 18 percent over fiscal 2003 to $653.9 million.
- Intuit-Branded Small Business revenue increased 14 percent over fiscal 2003 to $272.4 million.
- Consumer Tax revenue grew 16 percent over the prior-year period to $490.0 million.
- Professional Tax revenue increased 3 percent over fiscal 2003 to $251.9 million.
- Revenue from Other Businesses, which includes Quicken and Canada, was up 4 percent year-over-year to $199.5 million.

A PROVEN GROWTH RECIPE

Intuit has accomplished a lot in recent years, producing an enviable track record of revenue and profit growth. In fiscal 1999, Intuit had revenue of $801 million. In fiscal 2004, we had revenue of $1.87 billion—an average annual revenue growth rate of 19 percent. Pro forma diluted EPS was 45 cents a share in fiscal 1999. In fiscal 2004, it was $1.67, up an average of 31 percent per year. Intuit's stock price is up 37 percent during that five-year period, a sharp contrast to declines in the NASDAQ, Dow Jones Industrial Average and S&P 500.

The secret to Intuit's success—both over recent years and, I believe, in the future—is consistently executing the following three-point growth recipe.

Choosing the Right Businesses As mentioned earlier, a key element of our growth recipe is to carefully choose our businesses. As Intuit solves for revenue and profit growth, we continually review and, when necessary, adjust our business portfolio. We've made a number of acquisitions and dispositions in recent years to position us for stronger performance. We've announced two changes during the past 12 months:

- In October 2003, we acquired Innovative Merchant Solutions, which provides credit and debit card processing services for small businesses, for $116 million. The acquisition enabled us to expand the capabilities of our existing QuickBooks Merchant Account Service. We had strong performance from the combined merchant account business in fiscal 2004, with revenue up 35 percent over fiscal 2003.
- In August 2004, we announced our decision to sell Intuit Public Sector Solutions (IPSS), which provides software for the government and nonprofit sector. IPSS had approximately $13 million in revenue in fiscal 2004, about flat year-over-year and its third year of relatively flat growth.

Broadening Our Mind-set and Offerings Over the past 20 years, Intuit has done an outstanding job of penetrating the markets we've defined and served. To continue our growth and leadership, a key element of our strategy is to broaden our definition of the markets we serve. This will enable us to uncover additional customer problems we can solve. We'll then solve those problems as we've always done—creating solutions so profound that people won't want to go back to the old way of doing things.

To do this, we must take a fresh look at what we're really competing against. Many might think our QuickBooks and TurboTax offerings are competing primarily against other software providers. While that's partly true, the reality is that we're competing against something much larger that offers much more opportunity for growth—non-consumption and alternative ways of doing things. For example, in small business, some of our biggest opportunities are to meet the needs of people who use basic spreadsheets or even paper and pencil to keep their books instead of QuickBooks. In tax, we see similar opportunities to serve people who manually prepare their returns or go to a franchise tax preparer rather than using TurboTax.



LETTER FROM THE

ceo

Intuit delivered solid results in fiscal 2004, setting new records for revenue and pro forma* earnings per share. Equally important, we're excited about our future prospects as we expand our offerings beyond the very successful one-size-fits-all approach we've had in the past. In fiscal 2005 and beyond, we're taking a broader view of our markets and opportunities — executing Right for Me strategies across most of our businesses to deliver new offerings for customers and new growth for Intuit.

FISCAL 2004 FINANCIAL HIGHLIGHTS

- Revenue of $1.87 billion increased 13 percent from fiscal 2003, driven by strong growth in Intuit's QuickBooks-Related and Consumer Tax segments.
- Pro forma operating income of $477 million increased 19 percent from fiscal 2003, driven by unit growth, mix improvements and to a lesser extent price. Pro forma EPS of $1.67 per diluted share was up 20 percent year-over-year.
- GAAP net income of $317 million was down 8 percent, and GAAP EPS of $1.58 per diluted share decreased 3 percent year-over-year. Last year's GAAP results included a one-time benefit from the sale of Intuit's Japan subsidiary, which contributed $71 million, or $0.34 per share, to results.
- Intuit continued to improve profit margins substantially in 2004. The company's pro forma operating margin of 25.5 percent was up 130 basis points from fiscal 2003.
- Intuit spent nearly $610 million in fiscal 2004 to repurchase approximately 13.5 million shares of common stock under its stock repurchase programs. Since we introduced our first repurchase program in May 2001, we've spent approximately $1.7 billion to repurchase approximately 39 million shares. Intuit's board has authorized a fourth repurchase program for another $500 million as we remain committed to returning value to shareholders through stock buybacks.
- Intuit had approximately $1.0 billion in cash and short-term investments, or approximately $5.36 per share, at the end of fiscal 2004.

BUSINESS SEGMENT HIGHLIGHTS

Intuit is rigorous about managing its business portfolio, concentrating on products and services that meet the needs of small- and mid-size businesses, taxpayers and accountants. Within those three areas, we focus on businesses where we have a durable competitive advantage, where there are large, under-served opportunities and where we are—or are on a path to be—profitable. In any given year, some of Intuit's individual businesses do better than projected and some may do less. The strength of our total portfolio of businesses enables us to more consistently deliver on our overall expectations for the year.

RIGHT FOR ME

HIGH-PERFORMANCE ORGANIZATION

SOLID RESULTS

STRONG MANAGEMENT

BALANCED BUSINESS PORTFOLIO

FINANCIAL HIGHLIGHTS

SELECTED FINANCIAL INFORMATION	FISCAL 2000	2001	2002	2003	2004
(In thousands, except per share amounts)					
Net Revenue	$ 981,718	$ 1,096,062	$ 1,312,228	$ 1,650,743	$ 1,867,663
Gains (Losses) on Marketable Securities and Other Investments, Net	481,130	(98,053)	(15,535)	10,912	1,729
Net Income (Loss) from Continuing Operations, Net of Tax	325,691	(124,656)	53,615	263,202	317,030
Net Income (Loss) from Discontinued Operations, Net of Tax	(20,030)	27,549	86,545	79,832	-
Net Income (Loss)	305,661	(82,793)	140,160	343,034	317,030
Diluted Net Income (Loss) per Share from Continuing Operations	$ 1.54	$ (0.60)	$ 0.24	$ 1.25	$ 1.58
Diluted Net Income (Loss) per Share from Discontinued Operations	(0.09)	0.13	0.40	0.38	-
Diluted Net Income (Loss) per Share	1.45	(0.40)	0.64	1.63	1.58
Cash, Cash Equivalents and Short-term Investments	$ 1,399,351	$ 1,186,215	$ 1,224,290	$ 1,206,801	$ 1,019,220

Our Quicken Loans mortgage business and our Japanese subsidiary have been accounted for as discontinued operations in all periods presented. Comparability of information is affected by acquisitions, divestitures, amortization and impairment of goodwill and purchased intangible assets, gains and losses on marketable securities and other investments, repurchases under our stock repurchase programs, and other factors.

PRO FORMA NET INCOME	2000	2001	2002	2003	2004
(In thousands, except per share amounts; unaudited)					
Pro Forma Net Income*	$ 144,958	$ 157,890	$ 201,503	$ 293,814	$ 335,124
Diluted Pro Forma Net Income per Share*	$ 0.69	$ 0.73	$ 0.92	$ 1.39	$ 1.67

* *A quantitative reconciliation of this non-GAAP financial measure to the most directly comparable financial information prepared in accordance with GAAP can be found on page 67 of the Annual Report to Stockholders.*

TABLE OF CONTENTS

GENERAL

Intuit Inc. is a leading provider of business and financial management solutions for small businesses, accounting professionals and consumers. Our flagship products and services, including QuickBooks, TurboTax, ProSeries, Lacerte and Quicken, simplify small business management, tax preparation and filing, and personal finance. Founded in 1983 and headquartered in Mountain View, California, we had revenue of $1.9 billion in fiscal 2004. We have approximately 6,700 employees in offices across the United States and internationally in Canada, the United Kingdom and several other locations.

PRODUCTS AND SERVICES

Intuit's mission is to transform the way people run their businesses and manage their financial lives. Our goal is to create solutions so profound and simple that customers wouldn't dream of going back to their old ways of keeping their books, managing their businesses, preparing their or their clients' taxes, or organizing their personal finances.

We have three business portfolios: Small Business, Tax and Other. These three portfolios contain a total of five business segments, as discussed below.

Small Business. Our Small Business portfolio consists of two segments, QuickBooks-Related and Intuit-Branded Small Business.

- QuickBooks-Related includes our QuickBooks accounting and business management software as well as the products and services that people add on to QuickBooks. These include financial supplies, Do-It-Yourself Payroll, technical support and merchant services.
- Intuit-Branded Small Business products and services are designed primarily for small businesses but do not carry the QuickBooks brand or require the use of QuickBooks. Intuit-Branded Small Business offerings include outsourced payroll, information technology management solutions and solutions designed to meet the specialized needs of businesses in four selected industries.

Tax. Our Tax portfolio consists of two segments, Consumer Tax and Professional Tax.

- Consumer Tax includes our TurboTax consumer tax return preparation products and services.
- Professional Tax includes our ProSeries and Lacerte professional tax products and services.

Other. Our Other portfolio contains one business segment, Other Businesses. This segment consists primarily of our Quicken personal finance products and services and our Canadian business.

Our primary products and services are sold mainly in the United States. Classes of similar products or services that accounted for 10% or more of total net revenue in fiscal 2002, 2003 and 2004 were as follows:

	FISCAL		
	2002	2003	2004
QuickBooks	15%	15%	15%
Consumer Tax products and services	27%	26%	26%
Professional Tax products and services	17%	15%	13%

MARKETS

Our primary target markets are small businesses with up to 20 employees, professional accountants and individuals. In addition, we have acquired several companies that offer business management solutions to small and medium-sized businesses. These include Innovative Merchant Solutions, Intuit Information Technology Solutions, Intuit Distribution Management Solutions, Intuit Real Estate Solutions, Intuit Construction Business Solutions and Intuit Public Sector Solutions.

Many of the markets in which we compete are characterized by rapidly shifting customer demands, continuous technological change and frequent new product introductions by competitors. Market and industry changes can quickly render existing products and services obsolete, so our success depends on our ability to respond rapidly to these changes with new business models, updated competitive strategies, new or enhanced products and services, alternative distribution methods and other changes to the way we do business.

MARKETING PROGRAMS

We use a variety of marketing programs to generate software orders, stimulate demand and generally maintain and increase customer awareness of our products. These programs include mail, e-mail and telephone solicitations, direct-response newspaper and magazine advertising, and television and radio advertising. We also use workflow-integrated in-product messaging in several of our software products to market other related products and services, including third-party products and services. Customers who respond to direct marketing campaigns and in-product messaging purchase products and services from us by telephone or through our Web sites.

DISTRIBUTION CHANNELS

Direct Sales Channel. We sell many of our products and services directly to our customers through our Web sites, call centers and direct sales force. Over the past three years, we have introduced more sophisticated, higher-priced software products and business management solutions. These include broader outsourced payroll offerings and business solutions for information technology managers and businesses in selected industries. As a result, we have been enhancing our direct sales capabilities to support revenue growth in these areas.

Retail Distribution Channel. We market our QuickBooks, TurboTax and Quicken desktop software at retail in North America primarily through office supply superstores, warehouse clubs, consumer electronics retailers, food and drug retailers, catalogers and general mass merchandisers. In international markets, we also rely on distributors, value-added resellers and other third parties, who sell products into the retail channel.

We continue to benefit from strong relationships with a number of major North American retailers, which allows us to minimize our dependence on any specific retailer. We deliver products to larger retailers through a combination of direct to store deliveries and shipments to central warehouse locations. We also ship products for many of our smaller retail customers through distributors. We continue to aggressively manage our inventory to optimize in-stock presence and ensure good product placement within retail stores. In response to current retail trends, we are also placing a greater proportion of inventory with retailers on a consignment basis.

OEM Channel. We have relationships with a number of personal computer "original equipment manufacturers," or OEMs, including Apple Computer Inc., Dell Inc. and Hewlett-Packard. Although aggregate revenue from our OEM channel is much less significant than revenue from our other distribution channels, OEM relationships help us to generate sales of our core desktop software products in two ways. First, certain OEMs "pre-bundle" new-user versions of certain desktop software products on the computer systems that the OEMs sell to their customers. These pre-bundled OEM sales are a good source of new customers and future revenues. The second source of revenue from the OEM channel is "after-market" programs, in which customers who are purchasing computers can select and purchase software products at the same time.

Third-Party "Value-Added" Distribution Arrangements. We supplement our direct sales capabilities and our retail and OEM distribution relationships with selected third-party distribution arrangements. We believe these relationships will enhance the growth opportunities for our higher-end product and service offerings by allowing us to benefit from the value-added marketing and sales expertise of these third parties. We currently have arrangements with third parties who have specialized expertise in marketing, selling and providing post-sale implementation services for Innovative Merchant Solutions and some of our Intuit-Branded Small Business solutions. During fiscal 2005 and beyond, we expect to continue to optimize and support our network of third-party relationships.

The following tables show Intuit's selected consolidated financial information for the past five fiscal years. The comparability of the information is affected by a variety of factors, including acquisitions and divestitures of businesses, gains and losses related to marketable securities and other investments, acquisition-related charges and repurchases under our stock repurchase programs. We adopted Statement of Financial Accounting Standards, or SFAS, No. 142, *"Goodwill and Other Intangible Assets,"* on August 1, 2002 and stopped amortizing goodwill on that date. Fiscal years prior to fiscal 2003 reflect significant goodwill amortization charges.

In fiscal 2002 we sold our Quicken Loans mortgage business and in fiscal 2003 we sold our wholly owned Japanese subsidiary, Intuit KK. We accounted for the sales of these businesses as discontinued operations and, accordingly, we have reclassified the selected financial data for all periods prior to the sales to reflect Quicken Loans and Intuit KK as discontinued operations. To better understand the information in the tables, investors should read *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and the Consolidated Financial Statements and related Notes.

FIVE YEAR SUMMARY

Consolidated Statement of Operations Data			FISCAL		
(In thousands, except per share amounts)	2000	2001	2002	2003	2004
Total net revenue	$ 981,718	$ 1,096,062	$ 1,312,228	$ 1,650,743	$ 1,867,663
Total costs and expenses	969,304	1,177,420	1,261,728	1,307,511	1,447,336
Income (loss) from continuing operations	12,414	(81,358)	50,500	343,232	420,327
Net income (loss) from continuing operations before cumulative effect of accounting change	325,691	(124,656)	53,615	263,202	317,030
Net income (loss) from discontinued operations	(20,030)	27,549	86,545	79,832	-
Cumulative effect of accounting change, net of income taxes (a)	-	14,314	-	-	-
Net income (loss)	305,661	(82,793)	140,160	343,034	317,030
Net income (loss) per common share:					
Basic net income (loss) per share from continuing operations before cumulative effect of accounting change	$ 1.62	$ (0.60)	$ 0.25	$ 1.28	$ 1.62
Basic net income (loss) per share from discontinued operations	(0.10)	0.13	0.41	0.39	-
Cumulative effect of accounting change	-	0.07	-	-	-
Basic net income (loss) per share	$ 1.52	$ (0.40)	$ 0.66	$ 1.67	$ 1.62
Diluted net income (loss) per share from continuing operations before cumulative effect of accounting change	$ 1.54	$ (0.60)	$ 0.24	$ 1.25	$ 1.58
Diluted net income (loss) per share from discontinued operations	(0.09)	0.13	0.40	0.38	-
Cumulative effect of accounting change	-	0.07	-	-	-
Diluted net income (loss) per share	$ 1.45	$ (0.40)	$ 0.64	$ 1.63	$ 1.58

(a) We adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," in fiscal 2001 and recognized the cumulative effect of the change in how we accounted for options to purchase shares of S1 Corporation as of August 1, 2000. If we had adopted SFAS 133 at the beginning of fiscal 2000, pro forma net income would have been $299.1 million and pro forma diluted net income would have been $1.42 per share. In accordance with SFAS 133, we included unrealized gains and losses on the S1 options in our fiscal 2001 and 2002 reported results until we sold them in the first quarter of fiscal 2002.

Consolidated Balance Sheet Data			JULY 31,		
(In thousands)	2000	2001	2002	2003	2004
Cash, cash equivalents and short-term investments	$ 1,399,351	$ 1,186,215	$ 1,224,290	$ 1,206,801	$ 1,019,220
Working capital	1,321,957	1,359,960	1,274,898	872,705	659,176
Total assets	2,726,295	2,803,479	2,928,005	2,790,267	2,696,178
Long-term obligations	538	12,150	32,592	29,265	16,394
Total stockholders' equity	2,071,289	2,161,326	2,215,639	1,964,837	1,822,419

We begin our Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) with a discussion of the Critical Accounting Policies that we believe are important to understanding the assumptions and judgments underlying our financial statements. This is followed by a discussion of our Results of Operations that begins with an Overview followed by a more detailed discussion of our revenue and expenses. We then provide an analysis of our Liquidity and Capital Resources with a discussion of key aspects of our statements of cash flows, changes in our balance sheets, and our financial commitments. Following these discussions is the section entitled Risks That Could Affect Future Results which details some important factors that may significantly impact our future financial performance. You should also note that this MD&A discussion contains forward-looking statements that involve risks and uncertainties. Please see the section entitled Caution Regarding Forward-Looking Statements at the end of this section for important information to consider when evaluating such statements.

You should read this MD&A in conjunction with the Consolidated Financial Statements and related Notes. As discussed below, we sold our Quicken Loans mortgage business in fiscal 2002 and our Japanese subsidiary, Intuit KK, in fiscal 2003 and accounted for the sales of these businesses as discontinued operations. Accordingly, we have reclassified our financial statements for all periods prior to the sales to reflect these businesses as discontinued operations. Unless otherwise noted, the following discussion pertains only to our continuing operations.

CRITICAL ACCOUNTING POLICIES

In preparing our financial statements, we make estimates, assumptions and judgments that can have a significant impact on our net revenue, operating income or loss and net income or loss, as well as on the value of certain assets and liabilities on our balance sheet. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. Senior management has discussed the development and selection of these critical accounting policies and their disclosure in this report with the Audit Committee of our Board of Directors.

- ***Net Revenue – Revenue Recognition.*** Intuit derives revenues from the sale of packaged software products, license fees, product support, professional services, outsourced payroll services, transaction fees and multiple element arrangements that may include any combination of these items. We follow the appropriate revenue recognition rules for each type of revenue. See Note 1 to the financial statements, *"Net Revenue."* We generally recognize revenue when persuasive evidence of an arrangement exists, we have delivered the product or performed the service, the fee is fixed or determinable and collectibility is probable. However, determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report. For example, for multiple element arrangements we must make assumptions and judgments in order to allocate the total price among the various elements we must deliver, to determine whether undelivered services are essential to the functionality of the delivered products and services, to determine whether vendor-specific evidence of fair value exists for each undelivered element and to determine whether and when each element has been delivered. If we were to change any of these assumptions or judgments, it could cause a material increase or decrease in the amount of revenue that we report in a particular period. Amounts for fees collected or invoiced and due relating to arrangements where revenue cannot be recognized are reflected on our balance sheet as deferred revenue and recognized when the applicable revenue recognition criteria are satisfied.

- ***Net Revenue – Return and Rebate Reserves.*** As part of our revenue recognition policy, we estimate future product returns and rebate payments and establish reserves against revenue at the time of sale based on these estimates. Our return policy allows distributors and retailers, subject to certain contractual limitations, to return purchased products. Product returns by distributors and retailers relate primarily to the return of obsolete products. In determining our product returns reserves, we consider the volume and price mix of products in the retail channel, historical return rates for prior releases of the product, trends in retailer inventory and economic trends that might impact customer demand for our products (including the competitive environment and the timing of new releases of our products). We fully reserve for obsolete products in the distribution channels.

  Our rebate reserves include distributor and retailer sales incentive rebates and end-user rebates. Our estimated reserves for distributor and retailer incentive rebates are based on distributors' and retailers' actual performance against the terms and conditions of rebate programs, which we typically establish annually. Our reserves for end-user rebates are estimated based on the terms and conditions of the specific promotional rebate program, actual sales during the promotion, the amount of redemptions received and historical redemption trends by product and by type of promotional program.

  In the past, actual returns and rebates have approximated and not generally exceeded the reserves that we have established. However, actual returns and rebates in any future period are inherently uncertain. If we were to change our assumptions and estimates, our revenue reserves would change, which would impact the net revenue we report. If actual returns and rebates are significantly greater than the reserves we have established, the actual results would decrease our future reported revenue. Conversely, if actual returns and rebates are significantly less than our reserves, this would increase our future reported revenue. For example, if we had increased our fiscal 2004 returns reserves by 1% of non-consignment sales to retailers for QuickBooks, TurboTax and Quicken, our fiscal 2004 total net revenue would have been $4.0 million lower.

- ***Allowance for Doubtful Accounts.*** We make ongoing assumptions relating to the collectibility of our accounts receivable. The accounts receivable amount on our balance sheet includes a reserve for accounts that might not be paid. In determining the amount of the reserve, we consider our historical level of credit losses. We also make judgments about the creditworthiness of significant customers based on ongoing credit evaluations, and we assess current economic trends that might impact the level of credit losses in the future. Our reserves have generally been adequate to cover our actual credit losses. However, since we cannot reliably predict future changes in the financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. If actual credit losses are significantly greater than the reserve we have established, that would increase our general and administrative expenses and reduce our reported net income. Conversely, if actual credit losses are significantly less than our reserve, this would eventually decrease our general and administrative expenses and increase our reported net income.

- ***Goodwill, Purchased Intangible Assets and Other Long-Lived Assets – Impairment Assessments.*** We make judgments about the recoverability of purchased intangible assets and other long-lived assets whenever events or changes in circumstances indicate that an other-than-temporary impairment in the remaining value of the assets recorded on our balance sheet may exist. We test the impairment of goodwill annually in our fourth fiscal quarter or more frequently if indicators of impairment arise. The timing of the formal annual test may result in charges to our statement of operations in our fourth fiscal quarter that could not have been reasonably foreseen in prior periods. In order to estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. We evaluate cash flows at the lowest operating level and the number of reporting units that we have identified may make impairment more probable than it would be at a company with fewer reporting units and integrated operations following acquisitions. Based on these assumptions and estimates, we determine whether we need to record an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. We recorded impairment charges for goodwill and purchased intangible assets of $27.3 million in fiscal 2002 and $18.7 million in fiscal 2004. At July 31, 2004, we had $670.0 million in goodwill and $107.3 million in net purchased intangible assets on our balance sheet.
- ***Accounting for Stock-Based Incentive Programs.*** We currently measure compensation expense for our stock-based incentive programs using the intrinsic value method prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees."* Under this method, we do not record compensation expense when stock options are granted to eligible participants as long as the exercise price is not less than the fair market value of the stock when the option is granted. We also do not record compensation expense for shares purchased in connection with our Employee Stock Purchase Plan as long as the purchase price of the stock is not less than 85% of the lower of the fair market value of the stock at the beginning of each offering period or at the end of each purchase period. In accordance with SFAS 123, *"Accounting for Stock-Based Compensation,"* and SFAS 148, *"Accounting for Stock-Based Compensation – Transition and Disclosure,"* we disclose our pro forma net income or loss and net income or loss per share as if the fair value-based method had been applied in measuring compensation expense for our stock-based incentive programs. We have elected to follow APB 25 because the fair value accounting provided for under SFAS 123 requires the use of option valuation models that were not developed for use in valuing incentive stock options and employee stock purchase plan shares.

  On March 31, 2004, the Financial Accounting Standards Board issued its exposure draft, *"Share-Based Payment,"* which is a proposed amendment to SFAS 123. The exposure draft would require all share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in the statement of operations based on their fair values. The FASB expects to issue a final standard late in 2004 that would be effective for public companies for fiscal years beginning after December 15, 2004. We have not yet assessed the impact of adopting this new standard.

  We monitor progress at the FASB and other developments with respect to stock-based incentive compensation. We may have to recognize substantially more compensation expense in future periods if we are required or elect to expense the value of stock-based incentive compensation or if we decide to alter our current employee compensation programs to provide other benefits in place of incentive stock options.
- ***Income Taxes – Estimates of Effective Tax Rates, Deferred Taxes and Valuation Allowance.*** When we prepare our consolidated financial statements, we estimate our income taxes based on the various jurisdictions where we conduct business. Significant judgment is required in determining our worldwide income tax provision. We recognize liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. We record an additional amount in our provision for income taxes in the period in which we determine that our recorded tax liability is less than we expect the ultimate tax assessment to be. If in a later period we determine that payment of this additional amount is unnecessary, we reverse the liability and recognize a tax benefit in that later period. As a result, our ongoing assessments of the probable outcomes of the audit issues and related tax positions require judgment and can materially increase or decrease our effective tax rate as well as impact our operating results. This also requires us to estimate our current tax exposure and to assess temporary differences that result from differing treatments of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we show on our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be realized. To the extent we believe that realization is not likely, we establish a valuation allowance. When we establish a valuation allowance or increase this allowance in an accounting period, we record a corresponding tax expense on our statement of operations.

Our net deferred tax asset at July 31, 2004 was $167.2 million, net of the valuation allowance of $7.5 million. We recorded the valuation allowance to reflect uncertainties about whether we will be able to utilize some of our deferred tax assets (consisting primarily of certain net operating losses carried forward by our international subsidiaries and certain state capital loss carryforwards) before they expire. The valuation allowance is based on our estimates of taxable income for the jurisdictions in which we operate and the period over which our deferred tax assets will be realizable. While we have considered future taxable income in assessing the need for the valuation allowance, we could be required to increase the valuation allowance to take into account additional deferred tax assets that we may be unable to realize. An increase in the valuation allowance would have an adverse impact, which could be material, on our income tax provision and net income in the period in which we make the increase.

RESULTS OF OPERATIONS

Overview

(Dollars in millions, except per share amounts)	FISCAL 2002	FISCAL 2003	FISCAL 2004	2002-2003 % CHANGE	2003-2004 % CHANGE
Total net revenue	$ 1,312.2	$ 1,650.7	$ 1,867.7	26%	13%
Income from continuing operations	50.5	343.2	420.3	580%	22%
Net income from continuing operations	53.6	263.2	317.0	391%	20%
Diluted net income per share from continuing operations	$ 0.24	$ 1.25	$ 1.58	421%	26%
Net cash provided by operating activities	$ 351.6	$ 570.2	$ 574.6	62%	1%

In fiscal 2004 we revised our reportable segments to reflect the way we currently manage our operations and view our results. Our five business segments are now QuickBooks-Related, Intuit-Branded Small Business, Consumer Tax, Professional Tax and Other Businesses. Total net revenue increased in fiscal 2004 compared with fiscal 2003 primarily due to growth in our QuickBooks-Related and Consumer Tax segments. Fiscal 2004 growth in our QuickBooks-Related segment was driven by sales of higher-priced versions of QuickBooks and by continuing growth in the QuickBooks Do-It-Yourself Payroll, or DIY, customer base and average selling prices, which resulted in higher DIY revenue. Total net revenue increased in fiscal 2003 compared with fiscal 2002 primarily due to growth in our QuickBooks-Related and Consumer Tax segments, with the QuickBooks-Related revenue increase fueled by sales of higher-priced versions of QuickBooks and by DIY revenue. Fiscal 2003 revenue also increased compared with fiscal 2002 because of acquisitions in our Intuit-Branded Small Business segment.

The markets for many of our products are maturing and as a result we believe that our revenue growth is slowing. We continue to develop new products and services to mitigate the impact of this slowing growth in the long term.

Income from continuing operations grew faster than revenue in fiscal 2004 primarily due to an increase in revenue from higher-margin products, such as industry-specific versions of QuickBooks and DIY, and to the fact that we reduced costs while revenue grew in our Quicken business. Income from continuing operations grew faster than revenue in fiscal 2003 primarily due to an increase in revenue from higher-margin products, efficiencies in customer service and technical support, significantly lower acquisition-related charges in fiscal 2003 and fiscal 2002 charges for vacant facilities, impairment of goodwill and intangible assets, and impairment of long-lived assets that did not recur in fiscal 2003. Fiscal 2003 acquisition-related charges were significantly lower compared with fiscal 2002 because due to our adoption of SFAS 142 fiscal 2003 acquisition-related charges do not include amortization of goodwill.

Net income (after tax) from continuing operations grew faster than revenue in fiscal 2004 primarily due to the factors cited above and the reversal of $35.7 million in reserves related to potential income tax exposures that were resolved, partially offset by lower interest and other income and lower gains on marketable securities and other investments. Net income (after tax) from continuing operations grew faster than revenue in fiscal 2003 primarily due to the factors cited above and to higher interest and other income and gains on marketable securities and other investments in fiscal 2003, partially offset by a fiscal 2002 gain on divestiture of businesses that did not recur in fiscal 2003 and a higher effective tax rate in fiscal 2003 than in fiscal 2002.

Diluted net income per share from continuing operations grew faster than net income (after tax) from continuing operations for fiscal 2004 and 2003 primarily due to the net reduction of average shares outstanding resulting from repurchases of stock under our stock repurchase programs.

At July 31, 2004, our cash, cash equivalents and short-term investments totaled $1.0 billion. In fiscal 2004 we generated cash primarily from continuing operations and the issuance of common stock under employee stock plans and we used cash primarily for our stock repurchase programs, acquisitions and capital expenditures. In fiscal 2004 we bought 13.5 million shares of our common stock under our stock repurchase programs at an average price of $45.01 for a total price of $609.4 million. We completed our third stock repurchase program in June 2004 and at July 31, 2004 authorized funds of $500.0 million remained available under our fourth program.

Total Net Revenue

The table below and the discussion of total net revenue that follows it are categorized by our five reportable business segments. In the fourth quarter of fiscal 2004 we revised our reportable segments to reflect the way we currently manage our operations and view our results. We combined our fiscal 2003 QuickBooks segment with the businesses from our fiscal 2003 Small Business Products and Services segment that relate to and support QuickBooks to form the fiscal 2004 segment called QuickBooks-Related. We also combined our outsourced payroll and information technology businesses with our fiscal 2003 Vertical Business Management Solutions segment to form the fiscal 2004 segment called Intuit-Branded Small Business. We made no changes to our Consumer Tax, Professional Tax and Other Businesses segments. We have reclassified previously reported fiscal 2003 and 2002 segment results to be consistent with the fiscal 2004 presentation.

We reclassified a total of $28.1 million for certain fiscal 2003 electronic filing revenue in our Consumer Tax and Professional Tax segments from product revenue to service revenue to be consistent with our fiscal 2004 presentation. Total fiscal 2003 revenue for each of these segments did not change as a result of these reclassifications. See Note 11 to the financial statements for additional information about our business segments.

(Dollars in millions)	FISCAL 2002	% TOTAL NET REVENUE	FISCAL 2003	% TOTAL NET REVENUE	FISCAL 2004	% TOTAL NET REVENUE	2002-2003 % CHANGE	2003-2004 % CHANGE
QuickBooks-Related								
Product	$ 396.6		$ 465.1		$ 534.1			
Service	50.1		70.5		97.1			
Other	13.4		17.0		22.7			
Subtotal	460.1	35%	552.6	33%	653.9	35%	20%	18%
Intuit-Branded Small Business								
Product	9.1		63.0		72.3			
Service	77.6		173.4		195.0			
Other	0.3		3.5		5.1			
Subtotal	87.0	7%	239.9	15%	272.4	15%	176%	14%
Consumer Tax								
Product	219.4		231.1		231.7			
Service	128.4		189.2		257.9			
Other	3.3		2.6		0.4			
Subtotal	351.1	27%	422.9	26%	490.0	26%	20%	16%
Professional Tax								
Product	219.2		223.8		226.1			
Service	6.5		19.6		25.8			
Other	-		-		-			
Subtotal	225.7	17%	243.4	15%	251.9	13%	8%	3%
Other Businesses								
Product	129.5		141.2		148.2			
Service	7.3		4.5		7.8			
Other	51.5		46.2		43.5			
Subtotal	188.3	14%	191.9	11%	199.5	11%	2%	4%
Total net revenue	$ 1,312.2	100%	$1,650.7	100%	$1,867.7	100%	26%	13%

Fiscal 2004 total net revenue increased compared with fiscal 2003 primarily due to growth in DIY revenue in our QuickBooks-Related segment and to growth in TurboTax for the Web and electronic filing services in our Consumer Tax segment. Fiscal 2003 total net revenue increased over fiscal 2002 primarily due to higher revenue in our QuickBooks-Related, Consumer Tax and Intuit-Branded Small Business segments. In fiscal 2003 our Intuit-Branded Small Business segment included revenue from the date of acquisition for three companies we acquired in the fourth quarter of fiscal 2002 and one company we acquired in the first quarter of fiscal 2003.

Total Net Revenue by Business Segment

QuickBooks-Related

QuickBooks-Related product revenue is derived primarily from QuickBooks desktop software products; QuickBooks Do-It-Yourself Payroll, or DIY, which offers payroll tax tables, forms and electronic tax payment and filing on a subscription basis to small businesses that prepare their own payrolls; and financial supplies such as paper checks, envelopes and invoices. QuickBooks-Related service revenue is derived primarily from QuickBooks Online Edition, QuickBooks support plans and merchant services. Other revenue for this segment consists primarily of royalties from small business online services.

Fiscal 2004 Compared with Fiscal 2003. QuickBooks-Related total net revenue grew in fiscal 2004 compared with fiscal 2003 due to increased sales of higher-priced industry-specific versions of QuickBooks and higher DIY revenue driven by growth in the average customer base, an increase in QuickBooks-related services and the full impact in fiscal 2004 of a December 2002 price increase. Our October 2003 acquisition of Innovative Merchant Solutions also contributed to the higher fiscal 2004 total net revenue.

Fiscal 2003 Compared with Fiscal 2002. QuickBooks-Related total net revenue increased in fiscal 2003 compared with fiscal 2002, reflecting higher QuickBooks unit sales as well as higher average selling prices driven by the introduction of certain higher-priced QuickBooks products and a shift in revenue mix toward those products. DIY revenue increased due to growth in the average customer base and higher average selling prices driven by price increases. QuickBooks support revenue grew due to an increase in the number of support plans sold and strength in the higher-priced support plans for higher-end QuickBooks products.

Intuit-Branded Small Business

Intuit-Branded Small Business product revenue is derived primarily from business management software for information technology and four selected industries: wholesale durable goods; residential, commercial and corporate property management; construction; and nonprofit organizations, universities and government agencies. In August 2004 management formally approved a plan to sell our Intuit Public Sector Solutions business. Intuit-Branded Small Business service revenue is derived from technical support, consulting and training services for those software products and from outsourced payroll services. Service revenue for this segment also includes interest earned on funds held for payroll customers.

Fiscal 2004 Compared with Fiscal 2003. Intuit-Branded Small Business total net revenue increased in fiscal 2004 compared with fiscal 2003 primarily due to new client acquisition in our wholesale durable goods and property management solutions businesses as well as higher average selling prices from increased customer use of support and other services in these businesses and in our information technology business.

Fiscal 2003 Compared with Fiscal 2002. Intuit-Branded Small Business total net revenue was higher in fiscal 2003 compared with fiscal 2002 due to our acquisition of several businesses. Higher outsourced payroll revenue in fiscal 2003 was primarily a result of our acquisition of CBS Employer Services, Inc. in the fourth quarter of fiscal 2002. We also acquired our wholesale durable goods, property management and nonprofit businesses in the fourth quarter of fiscal 2002. They contributed $80.6 million in revenue for fiscal 2003 compared with $3.4 million in fiscal 2002. Finally, we acquired Intuit Information Technology Solutions in the first quarter of fiscal 2003.

Consumer Tax

Consumer Tax product revenue is derived primarily from TurboTax federal and state consumer desktop tax return preparation software. Consumer Tax service revenue is derived primarily from TurboTax for the Web online tax return preparation services and consumer electronic filing services.

Fiscal 2004 Compared with Fiscal 2003. Consumer Tax total net revenue increased in fiscal 2004 compared with fiscal 2003 as a result of TurboTax for the Web and retail desktop unit growth, higher attach rates for electronic filing services and higher average selling prices.

Fiscal 2003 Compared with Fiscal 2002. Consumer Tax total net revenue grew in fiscal 2003 compared with fiscal 2002 due to an increase in desktop revenue that was driven by unit growth and higher average selling prices for federal tax offerings with enhanced functionality; higher TurboTax for the Web revenue due to unit growth and higher average selling prices; and an increase in electronic filing revenue due to higher federal desktop unit sales and higher average state electronic filing prices.

Professional Tax

Professional Tax product revenue is derived primarily from ProSeries and Lacerte professional tax preparation software products. Professional Tax service revenue consists of electronic filing and training services.

Fiscal 2004 Compared with Fiscal 2003. Professional Tax total net revenue grew slightly in fiscal 2004 compared with fiscal 2003 due to additional sales to existing customers, higher average selling prices related to product enhancements and increased sales of our unlimited electronic filing product as a result of new government rules requiring the electronic filing of certain professionally prepared 2003 income tax returns.

However, revenue growth in fiscal 2004 was negatively impacted by competition from lower-priced professional tax preparation software products. Although we have revised our product strategy to address this competition for the 2004 tax year, it is possible that this competition may continue to negatively affect revenue growth rates for our Professional Tax segment in the future.

Fiscal 2003 Compared with Fiscal 2002. Professional Tax total net revenue grew in fiscal 2003 compared with fiscal 2002 due to price increases related to product enhancements, new customer acquisition initiatives and successful cross-sell efforts to the existing tax client base. Renewal rates for our existing customer base remained strong during fiscal 2003.

Other Businesses

Other Businesses consist primarily of Quicken and Canada. Quicken product revenue is derived primarily from Quicken desktop software products. Quicken other revenue consists primarily of fees from consumer online transactions and from Quicken-branded credit card and bill payment offerings that we provide through our partners. We exited the online advertising business in the fourth quarter of fiscal 2004. In Canada, product revenue is derived primarily from localized versions of QuickBooks and Quicken as well as QuickTax and TaxWiz consumer desktop tax return preparation software and ProFile professional tax preparation products. Service revenue in Canada consists primarily of revenue from software maintenance contracts sold with QuickBooks.

Fiscal 2004 Compared with Fiscal 2003. Other Businesses total net revenue grew slightly in fiscal 2004 compared with fiscal 2003 primarily due to higher Quicken revenue.

In fiscal 2004 Quicken direct unit sales increased in response to direct mail campaigns for upgrades due to the discontinuation of support for older versions of the product and for TurboTax cross-selling offers. Retail unit sales also increased. Aggregate average selling prices for Quicken were higher in fiscal 2004 compared with fiscal 2003 due to a shift in demand to our higher-priced Quicken Premier and Quicken Home and Business products. Partially offsetting these increases, Quicken other revenue declined in fiscal 2004 due to the expiration or termination of contracts with several significant online advertising customers. We exited the online advertising business in the fourth quarter of fiscal 2004.

Canadian revenue in U.S. dollars was slightly higher in fiscal 2004 compared with fiscal 2003 due to the favorable effect of the strengthening Canadian dollar in fiscal 2004. Total net revenue in Canadian dollars decreased in fiscal 2004 compared with fiscal 2003, primarily due to lower demand for QuickBooks in Canada. QuickTax revenue was also down in fiscal 2004 due to a decline in unit sales that was partially offset by higher average selling prices related to a shift in demand toward the higher-priced specialty versions of that product.

Fiscal 2003 Compared with Fiscal 2002. Other Businesses total net revenue increased slightly in fiscal 2003 compared with fiscal 2002. Quicken revenue decreased while Canadian revenue grew.

Quicken product revenue decreased due to lack of growth in the market for personal finance desktop software and slow consumer spending. Lower unit sales for all Quicken products more than offset higher average selling prices for Quicken Premier and Quicken Home and Business. Quicken other revenue also decreased due to continuing slowness in Internet advertising and our exit from certain online businesses in fiscal 2002.

Total net revenue from Canada grew in fiscal 2003 compared with fiscal 2002, due partially to slightly higher revenue from QuickTax. Higher average selling prices and higher unit sales for this product were fueled by the introduction of Right for Me consumer tax products targeted at taxpayers who maintain home offices or who are preparing for retirement. Our new TaxWiz consumer tax preparation software also contributed to fiscal 2003 revenue growth. Canadian QuickBooks revenue for fiscal 2003 declined due to lack of growth in the software category and decreases in the level of inventory purchasing by retailers.

Cost of Revenue

(Dollars in millions)	FISCAL 2002	% OF RELATED REVENUE	FISCAL 2003	% OF RELATED REVENUE	FISCAL 2004	% OF RELATED REVENUE	2002-2003 % CHANGE	2003-2004 % CHANGE
Cost of product revenue	$157.4	16%	$173.8	15%	$172.1	14%	10%	-1%
Cost of service revenue	107.6	40%	149.5	33%	162.2	28%	39%	8%
Cost of other revenue	24.4	36%	20.6	30%	27.4	38%	-16%	33%
Amortization of purchased software	7.2	n/a	13.8	n/a	13.5	n/a	92%	-2%
Total cost of revenue	$296.6	23%	$357.7	22%	$375.2	20%	21%	5%

Our cost of revenue has four components: (1) cost of product revenue, which includes the direct costs of manufacturing and shipping our software products; (2) cost of service revenue, which reflects direct costs associated with providing services, including data center costs related to delivering Internet-based services; (3) cost of other revenue, which includes costs associated with generating advertising and marketing and online transaction revenue; and (4) amortization of purchased software, which represents the cost of amortizing developed technologies that we obtained through acquisitions over their useful lives.

Fiscal 2004 Compared with Fiscal 2003. Cost of product revenue as a percentage of product revenue decreased slightly in fiscal 2004 compared with fiscal 2003. This was primarily due to a continuing shift toward sales of our higher-priced QuickBooks products and to lower royalties incurred for our Consumer Tax and Quicken products.

Cost of service revenue as a percentage of service revenue decreased in fiscal 2004 compared with fiscal 2003. This decrease was due to growth in our Consumer Tax service revenue, which had minimal incremental costs. Cost of service revenue as a percentage of service revenue also decreased in fiscal 2004 due to growth in revenue from the higher-margin businesses we acquired during fiscal 2003 and 2004, notably Intuit Information Technology Solutions and Innovative Merchant Solutions.

Cost of other revenue as a percentage of other revenue increased in fiscal 2004 compared with fiscal 2003. This was primarily due to declining Quicken other revenue resulting from the fiscal 2004 expiration or termination of contracts with several significant online advertising customers, which had minimal associated costs. We exited the online advertising business in the fourth quarter of fiscal 2004.

Fiscal 2003 Compared with Fiscal 2002. Cost of product revenue as a percentage of product revenue decreased slightly in fiscal 2003 compared with fiscal 2002. This was primarily due to a shift toward sales of our new higher-priced QuickBooks products, which have higher margins per unit, and to cost reductions due to improvements in packaging design and manufacturing processes during fiscal 2003.

Cost of service revenue as a percentage of service revenue decreased in fiscal 2003 compared with fiscal 2002 primarily as a result of growth in our outsourced payroll business during fiscal 2003. In addition, starting in the third quarter of fiscal 2003 we no longer paid royalties to Wells Fargo Bank for our Premier Payroll Service. Although we amortized the $29.2 million purchase price of the right to market to this customer base to cost of service revenue in fiscal 2003, the amortization expense was less than the royalties that would have been incurred under the old agreement.

Cost of other revenue as a percentage of other revenue decreased in fiscal 2003 compared with fiscal 2002. In the first quarter of fiscal 2002, we moved a large number of servers that supported our Quicken.com Web site from an external hosting company to our own data center and streamlined the infrastructure. Over time, this led to decreased cost of other revenue for this business.

Operating Expenses

(Dollars in millions)	FISCAL 2002	% TOTAL NET REVENUE	FISCAL 2003	% TOTAL NET REVENUE	FISCAL 2004	% TOTAL NET REVENUE	2002-2003 % CHANGE	2003-2004 % CHANGE
Customer service and technical support	$ 164.9	13%	$ 178.9	11%	$ 195.1	10%	8%	9%
Selling and marketing	263.7	20%	324.4	20%	369.1	20%	23%	14%
Research and development	198.5	15%	255.8	15%	281.1	15%	29%	10%
General and administrative	109.1	8%	148.9	9%	183.1	10%	36%	23%
Total core operating expenses	736.2	56%	908.0	55%	1,028.4	55%	23%	13%
Charge for purchased research and development	2.2	-	8.9	1%	-	-	305%	-
Charge for vacant facilities	13.2	1%	(1.1)	-	0.7	-	NM	NM
Acquisition-related charges	159.4	12%	33.9	2%	24.5	1%	-79%	-28%
Loss on impairment of goodwill and purchased intangible assets	27.3	2%	-	-	18.7	1%	-100%	-
Loss on impairment of long-lived asset	27.0	2%	-	-	-	-	-100%	-
Total operating expenses	$ 965.3	73%	$ 949.7	58%	$1,072.3	57%	-2%	13%

Overview of Operating Expenses

We define core operating expenses as the controllable costs of running our business. Total core operating expenses increased in fiscal 2004 compared with fiscal 2003 and in fiscal 2003 compared with fiscal 2002. Individually and in the aggregate, core operating expenses as a percentage of total net revenue were generally consistent in these periods. Operating expenses that changed by more than 1% of total net revenue from fiscal 2002 to fiscal 2004 are discussed below.

Customer Service and Technical Support

Customer service and technical support expenses declined as a percentage of total net revenue in fiscal 2004 compared with fiscal 2003 and in fiscal 2003 compared with fiscal 2002. We continued to increase our efficiency in these periods by improving our utilization of internal customer service representatives and by outsourcing some of our seasonal call center capabilities. We also increased the proportion of customer service and technical support we provide through less expensive methods such as Web sites, online chat, e-mail and other electronic means. These benefits were partially offset by higher demand for customer service and technical support due to the increased number of our offerings.

General and Administrative

General and administrative expenses increased as a percentage of total net revenue in fiscal 2004 compared with fiscal 2003 and in fiscal 2003 compared with fiscal 2002 due to increased spending for infrastructure and new information systems.

Acquisition-Related Charges

Fiscal 2004 and 2003 acquisition-related charges declined significantly compared with fiscal 2002. Fiscal 2002 acquisition-related charges included the amortization of goodwill. Due to our adoption of SFAS 142, fiscal 2004 and fiscal 2003 acquisition-related charges did not include the amortization of goodwill.

Loss on Impairment of Goodwill and Purchased Intangible Assets

During the fourth quarter of fiscal 2004, events and circumstances indicated impairment of goodwill that we recorded in connection with our acquisition of Intuit Public Sector Solutions. IPSS became part of our Intuit-Branded Small Business segment. The primary indicator of impairment was the fact that actual sales levels did not meet initial projections. Based on our analysis, in the fourth quarter of fiscal 2004 we recorded a charge of $18.7 million to reduce the carrying value of the goodwill to $10.9 million. In August 2004 management formally approved a plan to sell IPSS. See Note 4 to the financial statements.

The fiscal 2002 loss on impairment of goodwill and purchased intangible assets related to certain Internet-based businesses in our Intuit-Branded Small Business and Other Businesses segments. Indicators of impairment included a steep decline in demand for online advertising reflecting the industry-wide decline in Internet advertising spending and our decision to eliminate the use of certain technology purchased from one of the businesses. Based on our analyses, in the second quarter of fiscal 2002 we recorded charges totaling $27.3 million to reduce the carrying value of the goodwill and purchased intangible assets associated with these businesses to zero. See Note 4 to the financial statements.

Loss on Impairment of Long-Lived Asset

In connection with the sale of our Quicken Bill Manager business in May 2001, we acquired a $27.0 million long-term asset related to future consideration from the buyer. During fiscal 2002, events and circumstances indicated impairment of this asset and we recorded a charge of $27.0 million to reduce its carrying value to zero. See Note 10 to the financial statements.

Segment Operating Income (Loss)

Segment operating income or loss is segment net revenue less segment cost of revenue and operating expenses. Segment expenses do not include certain costs, such as corporate general and administrative expenses that are not allocated to specific segments. In addition, segment expenses do not include acquisition-related costs, which include acquisition-related charges, goodwill and purchased intangible asset impairment charges, amortization of purchased software and charges for purchased research and development. Segment expenses also do not include realized net gains or losses on marketable securities and other investments, and interest and other income. See Note 11 to the financial statements for reconciliations of total segment operating income to income from operations for each fiscal year presented.

Segment Operating Income (Loss)

(Dollars in millions)	FISCAL 2002	% OF RELATED REVENUE	FISCAL 2003	% OF RELATED REVENUE	FISCAL 2004	% OF RELATED REVENUE	2002-2003 % CHANGE	2003-2004 % CHANGE
QuickBooks-Related	$207.8	45%	$247.6	45%	$289.0	44%	19%	17%
Intuit-Branded Small Business	(29.6)	(34%)	(0.2)	-	11.7	4%	-99%	NM
Consumer Tax	218.0	62%	271.6	64%	320.3	65%	25%	18%
Professional Tax	121.9	54%	141.4	58%	138.5	55%	16%	-2%
Other Businesses	38.5	20%	57.8	30%	66.0	33%	50%	14%
Total segment operating income	$556.6	42%	$718.2	44%	$825.5	44%	29%	15%

QuickBooks-Related

Fiscal 2004 Compared with Fiscal 2003. The increase in QuickBooks-Related segment operating income in fiscal 2004 compared with fiscal 2003 was primarily due to 18% higher revenue that included strong growth in our high-margin DIY payroll business. In addition, fiscal 2004 operating income for this segment included operating income for Innovative Merchant Solutions, which we acquired in the first quarter of fiscal 2004. These factors were partially offset by increases in spending for QuickBooks product development, technical support, marketing programs and direct sales personnel and infrastructure.

Fiscal 2003 Compared with Fiscal 2002. The increase in QuickBooks-Related segment operating income in fiscal 2003 compared with fiscal 2002 was primarily due to 20% higher revenue that included strong growth in our high-margin DIY payroll business. These factors were partially offset by increases in spending for product development, marketing, sales and technical support for industry-specific versions of QuickBooks that launched late in fiscal 2002 and throughout fiscal 2003.

Intuit-Branded Small Business

Fiscal 2004 Compared with Fiscal 2003. Our Intuit-Branded Small Business segment had operating income in fiscal 2004 after it broke even in fiscal 2003 because revenue for this segment grew 14% while we held costs steady in our information technology and industry solutions businesses. Partially offsetting these improvements, outsourced payroll operating income was lower in fiscal 2004 because we incurred expenses for additional sales and service personnel during the first half of the year that were not completely offset by increased revenue.

Fiscal 2003 Compared with Fiscal 2002. Intuit-Branded Small Business broke even in fiscal 2003 after experiencing an operating loss in fiscal 2002. The primary reasons for the improvement in operating margin were growth in our outsourced payroll business and our acquisition of Intuit Information Technology Solutions in the first quarter of fiscal 2003.

Consumer Tax

Fiscal 2004 Compared with Fiscal 2003. Consumer Tax segment operating income growth in fiscal 2004 was slightly above revenue growth for that period because gross margin improvements due to higher average selling prices and growing high-margin service revenues were only partially offset by additional costs incurred for national television and radio advertising in fiscal 2004.

Fiscal 2003 Compared with Fiscal 2002. Consumer Tax segment operating income growth in fiscal 2003 was above revenue growth for that period as improvements in average selling prices were partially offset by additional costs incurred for higher partner royalties and infrastructure.

Professional Tax

Fiscal 2004 Compared with Fiscal 2003. Professional Tax segment operating income declined slightly on a 3% revenue increase in fiscal 2004 compared with fiscal 2003. Segment operating income did not grow in fiscal 2004 because of increased spending on product development and customer service.

Fiscal 2003 Compared with Fiscal 2002. Professional Tax segment operating income grew in fiscal 2003 compared with fiscal 2002 due to streamlining of training and materials costs that produced higher gross margins on 8% revenue growth. Operating expenses for this segment remained relatively flat in fiscal 2003 due to staffing efficiencies achieved in customer service.

Other Businesses

Fiscal 2004 Compared with Fiscal 2003. Other Businesses segment operating income grew faster than revenue due primarily to Quicken revenue increases on relatively flat costs and our exit from the online brokerage business in the first quarter of fiscal 2004. Partially offsetting the Quicken improvements, Canadian operating income was down in fiscal 2004.

Fiscal 2003 Compared with Fiscal 2002. Other Businesses segment operating income grew during fiscal 2003 compared with fiscal 2002 as a result of reduced spending in our Quicken online advertising business and reduction of other Quicken operating expenses as operational efficiencies were introduced. Canadian operating income was also slightly higher in fiscal 2003.

Non-Operating Income and Expenses

Interest and Other Income		FISCAL	
	2002	2003	2004
Interest income	$ 31.7	$ 22.1	$ 14.0
Quicken Loans royalties and fees	-	10.1	10.2
Net foreign exchange gain	0.1	5.4	3.1
Interest expense	(1.5)	(0.9)	(0.3)
Other	(3.0)	2.0	3.8
	$ 27.3	$ 38.7	$ 30.8

Total interest and other income declined in fiscal 2004 compared with fiscal 2003 but increased in fiscal 2003 compared with fiscal 2002. The interest income that we earned on our cash and short-term investment balances decreased $8.1 million in fiscal 2004 compared with fiscal 2003 and $9.6 million in fiscal 2003 compared with fiscal 2002 due to our reinvestment of maturing instruments in new instruments that generally yielded lower current market interest rates. In addition, due to the Company's continued investment in its stock repurchase programs and in acquisitions, average invested balances were lower in fiscal 2004 than in fiscal 2003 and were lower in fiscal 2003 than in fiscal 2002.

Fiscal 2004 and 2003 interest and other income included royalties from trademark license and distribution agreements that we entered into when we sold our mortgage business in July 2002. See Note 9 to the financial statements. This is the primary reason for the increase in total interest and other income in fiscal 2003 compared with fiscal 2002. Interest and other income also includes net gains resulting from foreign exchange transactions that were due primarily to the effect of the weakening U.S. dollar on intercompany balances with our Canadian subsidiary.

Gains (Losses) on Marketable Securities and Other Investments, Net

We recorded pre-tax net gains relating to marketable securities and other investments in fiscal 2004 and 2003 while we recorded a pre-tax net loss relating to marketable securities and other investments in fiscal 2002. The fiscal 2003 net gain and fiscal 2002 net loss included charges totaling $2.8 million and $9.5 million to write down certain long-term investments for which the decline in fair value below carrying value was other-than-temporary.

Gain on Divestiture of Business

In March 2002 we paid $12.0 million to terminate our remaining $20.3 million obligation under an interactive services agreement related to our Quicken Bill Manager business, which we sold in May 2001. We recorded a pre-tax gain of $8.3 million in connection with the termination of this agreement.

Income Taxes

Our effective tax rate was 30% for fiscal 2004, 33% for fiscal 2003 and 24% for fiscal 2002. Our effective tax rate for fiscal 2004 differed from the federal statutory rate primarily due to the net effect of reversals of $35.7 million in reserves related to potential income tax exposures that have been resolved and to the benefit received from tax-exempt interest income and various tax credits offset by state taxes, acquisition-related charges and deferred tax adjustments. Our effective tax rate for fiscal 2003 differed from the federal statutory rate primarily due to the net effect of the benefit received from tax-exempt interest income and various tax credits offset by state taxes and acquisition-related charges. Our effective tax rate for fiscal 2002 differed from the federal statutory rate primarily due to a tax benefit related to a divestiture that became available during the year and to tax-exempt interest income offset by non-deductible merger related charges. See Note 14 to the financial statements.

At July 31, 2004, we had net deferred tax assets of $167.2 million, which included a valuation allowance of $7.5 million for net operating loss carryforwards relating to our international subsidiaries and certain state capital loss carryforwards. The allowance reflects management's assessment that we may not receive the benefit of certain loss carryforwards of our international subsidiaries and capital loss carryforwards in certain state jurisdictions. While we believe our current valuation allowance is sufficient, it may be necessary to increase this amount if it becomes more likely that we will not realize a greater portion of the net deferred tax assets. We assess the need for an adjustment to the valuation allowance on a quarterly basis. See Note 14 to the financial statements.

Discontinued Operations

Intuit KK

In February 2003 we sold our wholly owned Japanese subsidiary, Intuit KK, and accounted for the sale as discontinued operations. In accordance with SFAS 144, we have segregated the operating results of Intuit KK from continuing operations on our statement of operations for all periods prior to the sale. We recorded a gain on disposal of these discontinued operations of $71.0 million, net of income taxes of $5.1 million, in the third quarter of fiscal 2003. See Note 9 to the financial statements.

Quicken Loans

In July 2002 we sold 87.5% of our Quicken Loans mortgage business segment and accounted for the sale as discontinued operations. In accordance with APB 30, we have segregated the operating results of Quicken Loans from continuing operations on our statement of operations for all periods prior to the sale. We recorded a net gain on disposal of these discontinued operations of $23.3 million in the fourth quarter of fiscal 2002. In October 2002, we sold our residual equity interest in the purchasing company and recognized a net gain of $5.6 million on the transaction. We receive royalties and fees under certain licensing and distribution agreements that relate to our former Quicken Loans business. We record these amounts as other income on our statement of operations. See Note 9 to the financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Statements of Cash Flows

At July 31, 2004 our cash, cash equivalents and short-term investments totaled $1.0 billion, a decrease of $187.6 million from July 31, 2003. In fiscal 2004, we generated cash primarily from continuing operations and the issuance of common stock under employee stock plans and we used cash primarily for our stock repurchase programs, acquisitions and capital expenditures. The following table summarizes selected items from our statements of cash flows for fiscal 2004, 2003 and 2002. See the financial statements for complete statements of cash flows for those periods.

		FISCAL	
(In millions)	2002	2003	**2004**
Net cash provided by operating activities	**$351.6**	**$570.2**	**$ 574.6**
Net income from continuing operations	53.6	263.2	317.0
Acquisition-related costs	196.0	56.6	56.6
Depreciation	58.8	73.8	77.6
Net cash used in investing activities	**(38.4)**	**(492.7)**	**(211.0)**
Acquisitions of businesses, net of cash acquired	(284.1)	(214.8)	(123.6)
Net liquidation (purchases) of available-for-sale debt securities	295.1	(230.6)	(64.3)
Purchases of property and equipment	(42.1)	(50.4)	(61.1)
Capitalization of internal use software	(21.3)	(34.3)	(57.1)
Net cash used in financing activities	**(196.1)**	**(661.8)**	**(506.5)**
Purchase of treasury stock	(318.4)	(814.3)	(610.2)
Net proceeds from issuance of common stock	133.6	155.9	119.1
Net cash provided by discontinued operations	**225.2**	**341.4**	**-**
Net increase (decrease) in cash and cash equivalents	**342.0**	**(238.9)**	**(142.8)**

We generated cash from our operations during fiscal 2004, 2003 and 2002, including net income from continuing operations in each of those years. Acquisition-related costs were significantly higher in fiscal 2002 than in fiscal 2003 and 2004 primarily because we amortized goodwill in fiscal 2002. Due to our adoption of SFAS 142, we stopped amortizing goodwill in fiscal 2003. Acquisition-related costs also included impairments of goodwill and purchased intangible assets of $27.3 million in fiscal 2002 and $18.7 million in fiscal 2004.

We used cash for investing activities during fiscal 2004, 2003 and 2002. Our primary use of cash for investing activities was for business acquisitions. On a net basis, we invested cash in available-for-sale debt securities in fiscal 2004 and 2003 while we drew cash from them in fiscal 2002.

We used cash for our financing activities in fiscal 2004, 2003 and 2002, primarily for the repurchase of stock under our stock repurchase programs. See *"Stock Repurchase Programs"* below and Note 15 to the financial statements. This was partially offset by proceeds that we received from the issuance of common stock under employee stock plans in each of these fiscal years.

Cash generated by discontinued operations in fiscal 2003 included collection of $241.6 million in amounts due from Quicken Loans and Intuit KK and a net gain of $71.0 million from the sale of Intuit KK. Cash generated by discontinued operations during fiscal 2002 was primarily from collection of $108.1 million in amounts due from Quicken Loans and Intuit KK, net income from discontinued operations of $63.2 million and a gain of $23.3 million on the sale of Quicken Loans.

Stock Repurchase Programs

Intuit's Board of Directors has initiated a series of common stock repurchase programs. Shares of common stock repurchased under these programs become treasury shares. The following table summarizes our stock repurchase programs at July 31, 2004.

PLAN NAME	DATE INITIATED/ INCREASED	DATE CONCLUDED	AMOUNT AUTHORIZED	AMOUNT REPURCHASED	SHARES REPURCHASED
(Dollars in millions)					
Repurchase Plan I	May 2001 /July 2002	December 2002	$750.0	$750.0	16,602,583
Repurchase Plan II	March 2003	November 2003	500.0	500.0	11,280,609
Repurchase Plan III	August 2003	June 2004	500.0	500.0	11,197,779
Repurchase Plan IV	May 2004	Still active	500.0	-	-

Loans to Executive Officers and Other Employees

Outstanding loans to executive officers and other employees totaled $17.1 million at July 31, 2004 and $19.7 million at July 31, 2003. Loans to executive officers are primarily relocation loans that are generally secured by real property and have original maturity dates of up to 10 years. At July 31, 2004, no loans were overdue and all interest payments were current in accordance with the terms of the loan agreements. Consistent with the requirements of the Sarbanes-Oxley Act of 2002, no loans to executive officers have been made or modified since July 30, 2002 and we do not intend to make or modify loans to executive officers in the future. See Note 19 to the financial statements.

Other

We evaluate, on an ongoing basis, the merits of acquiring technology or businesses, or establishing strategic relationships with and investing in other companies. We may decide to use cash and cash equivalents to fund such activities in the future.

We believe that our cash, cash equivalents and short-term investments will be sufficient to meet anticipated seasonal working capital and capital expenditure requirements for at least the next twelve months.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations to make future payments at July 31, 2004:

	PAYMENTS DUE BY PERIOD				
(In millions)	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	AFTER 5 YEARS	TOTAL
Amounts due under executive deferred compensation plan	$ -	$13.2	$ -	$ -	$ 13.2
Short-term portion of capital lease obligations	2.5	-	-	-	2.5
Short-term portion of vacancy reserve	1.4	-	-	-	1.4
Long-term obligations (1)	-	8.1	3.8	4.5	16.4
Purchase obligations (2)	4.7	4.8	3.3	7.6	20.4
Operating leases	27.8	50.4	36.4	61.1	175.7
Total contractual cash obligations	$36.4	$76.5	$43.5	$73.2	$229.6

(1) Long-term obligations at July 31, 2004 included the $7.6 million long-term portion of our reserve for vacant Mountain View facilities. See Note 13 to the financial statements.

(2) Represents agreements to purchase products and services that are enforceable, legally binding and specify terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the payments.

RECENT ACCOUNTING PRONOUNCEMENTS

On March 31, 2004, the FASB issued its exposure draft, *"Share-Based Payment,"* which is a proposed amendment to SFAS 123. The exposure draft would require all share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized as expenses in the statement of operations based on their fair values and vesting periods. The FASB expects to issue a final standard late in 2004 that would be effective for public companies for fiscal years beginning after December 15, 2004. We have not yet assessed the impact of adopting this new standard. See Note 1 to the financial statements.

We face intense competitive pressures in all of our businesses that may negatively impact our revenue, profitability and market position.

We have formidable competitors and we expect competition to remain intense during fiscal 2005 and beyond. The number, resources and sophistication of the companies with whom we compete has increased as we continue to expand our product and service offerings. Microsoft Corporation, in particular, presents a significant threat to a number of our businesses due to its market position, strategic focus and superior financial resources. Our competitors may introduce new and improved products and services, bundle new offerings with market-leading products, reduce prices, gain better access to distribution channels, advertise aggressively or beat us to market with new products and services. Any of these competitive actions - particularly any prolonged price competition - could diminish our revenue and profitability and could affect our ability to keep existing customers and acquire new customers. Some additional competitive factors that may impact our businesses are as follows:

QuickBooks-Related. Losing existing or potential QuickBooks customers to competitors causes us to lose potential software revenue and limits our opportunities to sell related products and services such as our financial supplies, DIY payroll and merchant service offerings. Many competitors and potential competitors provide, or have expressed significant interest in providing, accounting and business management products and services to small businesses. For example, Microsoft currently offers a number of competitive small business offerings and has indicated part of its growth strategy is to focus on small business offerings. Accordingly, we expect that competition from Microsoft in the small business area will intensify over time with the introduction of small business offerings that directly compete with our QuickBooks and other offerings. Given its market position and resources, if Microsoft launches additional products and services that directly compete with our offerings it may have a significant negative impact on our revenue and profitability.

Consumer Tax. Our consumer tax business faces significant competition from both the public and private sector. In the public sector we face the risk of federal and state taxing authorities developing or contracting to provide software or other systems to facilitate tax return preparation and electronic filing at no charge to taxpayers.

- ***Federal Government.*** Agencies of the U.S. government have made several attempts during the two most recent presidential administrations to offer taxpayers a form of free tax preparation software and filing service. However, in October 2002 the U.S. Internal Revenue Service agreed not to develop or deploy its own competing tax software product or service so long as participants in an association of private tax preparation software companies, including Intuit, agreed to provide Web-based federal tax preparation and filing services at no cost to qualified taxpayers for a period of three years, subject to recurring two-year extensions. The relationship, called the "Free File Alliance," is intended to serve lower income, disadvantaged and underserved taxpayers with the objective of making free online tax preparation software and filing services available to at least 60% of taxpayers. Although the Free File Alliance has kept the federal government from being a direct competitor to our tax offerings, it has caused us to lose revenue opportunities for a large percentage of the tax base. In addition, some of our competitors are using the Free File Alliance as a free marketing tool by giving away services at the federal level and attempting to make money from ancillary service offerings. Further, were the federal government to terminate the Free File Alliance and elect to provide its own software and electronic filing services available to taxpayers at no charge it would negatively impact our revenue and profits.
- ***State Governments.*** State taxing authorities have also actively pursued strategies to provide free online tax return preparation and electronic filing services for state taxpayers. During 2004 at least 15 states participated in Free File Alliance collaborations with private sector software companies to offer free online tax preparation and electronic filing services to qualified taxpayers. However, 22 states, including California, directly offered their own online services to taxpayers. It is possible that other governmental entities that currently do not offer such services will elect to pursue similar competitive offerings in the future. These publicly sponsored programs have caused us to lose potential customers to free offerings and have enabled competitors to gain market share at our expense by using participation in the free alliances as an effective tool to attract customers to ancillary paid offerings. Given the efficiencies that electronic tax filing provides to taxing authorities, we anticipate that governmental competition will present a continued competitive threat to our business for the foreseeable future.
- ***Private Sector.*** In the private sector we face intense competition primarily from H&R Block, the makers of TaxCut software, and from web-based competitive offerings. We also compete for customers with low-cost assisted tax preparation businesses, such as H&R Block.

Other Segments (Intuit-Branded Small Business, Professional Tax and Other Businesses). Our professional tax offerings face pricing pressure from competitors seeking to obtain our customers through deep product discounts and loss of customers to competitors offering no-frills offerings at low prices. This business also faces competition from competitively-priced integrated accounting solutions that are more complete than our current offerings. The substantial size of our principal competitors in the outsourced payroll services business and our merchant card processing service business benefit from greater economies of scale that may result in pricing pressure for our offerings. The growth of electronic banking and other electronic payment systems is decreasing the demand for checks and consequently causing pricing pressure for our supplies products as competitors aggressively compete for share of this shrinking market. Our Quicken products compete both with Microsoft Money, which is aggressively promoted and priced, and with Web-based electronic banking and personal finance tracking and management tools that are becoming increasingly available at no cost to consumers. These competitive pressures may result in reduced revenue and lower profitability for our Quicken product line and related bill payment service offering.

The growth of some of our businesses is slowing and if we do not continue to introduce new and enhanced products and services our revenues and margins will decline.

We are seeing a slowdown in the revenue growth rate for some of our businesses as they mature. This trend causes our product development efforts to be even more critical to our success. Product and service enhancements are necessary for us to differentiate our offerings from those of our competitors and to motivate our existing customers to purchase upgrades, or annual licenses in the case of our tax offerings. A number of our businesses derive a significant amount of their revenue through one-time upfront license fees and rely on customer upgrades and service offerings that include upgrades to generate a significant portion of their revenues. As our existing products mature, encouraging customers to purchase product upgrades becomes more challenging unless new product releases provide features and functionality that have meaningful incremental value. If we are not able to develop and clearly demonstrate the value of upgraded products to our customers, our upgrade and service revenues will be negatively impacted. Similarly, our business will be harmed if we are not successful in our efforts to develop and introduce new products and services that expand our customer base and revenues per customer.

We are implementing new information systems and problems with the design or implementation of these systems could interfere with our business and operations.

We are in the process of implementing new information systems to replace existing systems that manage our business and finance operations. Due to the size and complexity of our portfolio of businesses, the conversion process is very challenging. We began switching over in large part to the new information systems in September 2004 with the upgrade of significant financial systems, order-taking systems, middleware systems (systems to allow for interoperability of different databases) and network security systems. Although the upgraded systems appear to be functioning in a stable manner and performing tasks at acceptable performance levels for our current business demands, we may still encounter difficulties as our business demands increase and as greater functionality from the systems is required. For example, we have not yet successfully closed a financial reporting period with data generated by the upgraded systems. Similarly, the upgraded systems have not yet been subject to, and may not be able to handle, the demand peaks caused by the seasonal nature of our business. In addition, although the switch over of our more critical systems is underway, we will be continuing to replace existing systems throughout fiscal year 2005. Any disruptions relating to our systems enhancements, particularly any disruptions impacting our operations during our second and third fiscal quarters, could adversely impact our ability to do the following in a timely and accurate manner: take customer orders, ship products, provide services and support to our customers, bill and track our customers, fulfill contractual obligations and otherwise run our business. Even if we do succeed, the implementation may be much more costly than we anticipated. If we are unable to successfully implement new information systems as planned, in addition to adversely impacting our financial position, results of operations, and cash flows in the short and long term, it could also affect our ability to collect the information necessary to timely file our first quarter fiscal 2005 financial reports with the SEC.

Our new product and service offerings may not achieve market success or may cannibalize sales of our existing products, causing our revenues and earnings to decrease.

Our future success depends in large part upon our ability to identify emerging opportunities in our target markets and our capacity to quickly develop, and sell products and services that satisfy these demands in a cost effective manner. Successfully predicting demand trends is difficult and we may expend a significant amount of resources and management attention on products or services that do not succeed in their markets. We have encountered difficulty in launching new products and services in the past. For example, in 2003 we ended our Quicken Brokerage service offering due to lack of customer acceptance. If we misjudge customer needs, our new products and services will not succeed and our revenues and earnings will be negatively impacted. In addition, as we expand our offerings to new customer categories we run the risk of customers shifting from higher priced and higher margin products to newly introduced lower priced offerings.

If we experience significant product quality problems or delays it will harm our revenues, operating income and reputation.

All of our tax products, and many of our non-tax products, have rigid development timetables that increase the risk of errors in our products and the risk of launch delays. Many of our products are highly complex and require interoperability with other software products and services. Our tax preparation software product development cycle is particularly challenging due to the need to incorporate unpredictable tax law and tax form changes each year and because our customers expect high levels of accuracy and a timely launch of these products to prepare and file their taxes by April 15th. Due to this complexity and the condensed development cycles under which we operate our products sometimes contain "bugs" that can unexpectedly interfere with the operation of the software. For example, our software may face interoperability difficulties with software operating systems or programs being used by our customers. When we encounter problems we may be required to modify our code, distribute patches to customers that had already purchased the product and recall or repackage existing product inventory in our distribution channels. If we encounter development challenges or discover errors in our products late in our development cycle it may cause us to delay our product launch date. Any major defects or launch delays could lead to the following:

- loss of customers to competitors, which could also deprive us of future revenue attributable to repeat purchases, product upgrades and purchases of related services;
- negative publicity and damage to our brands;
- customer dissatisfaction;
- reduced retailer shelf space and product promotions; and
- increased operating expenses, such as inventory replacement costs and in our consumer tax business, expenses resulting from our commitment to reimburse penalties and interest paid by customers due solely to calculation errors in our consumer tax preparation products.

If we fail to maintain reliable and responsive service levels for our electronic tax offerings, or if the IRS or other governmental agencies experience difficulties in receiving customer submissions, we could lose revenue and customers.

Our Web-based tax preparation and electronic filing services must effectively handle extremely heavy customer demand during the peak tax season. We face significant risks and challenges in maintaining these services and maintaining adequate service levels, particularly during peak volume service times. Similarly, governmental entities receiving electronic tax filings must also handle large volumes of data and may experience difficulties with their systems preventing the receipt of electronic filings. If customers are unable to file their returns electronically they may elect to make paper filings. This would result in reduced electronic tax return preparation and filing revenues and profits and would negatively impact our reputation and ability to keep and attract customers who demand a reliable electronic filing experience. We have experienced relatively brief unscheduled interruptions in our electronic filing and/or tax preparation services during past tax years. For example, on April 15, 2003 we experienced a relatively brief unscheduled interruption in our electronic filing service during which certain users of our professional tax products were unable to receive confirmation from us that their electronic filing had been accepted and on April 15, 2002 we reached maximum capacity for processing e-filings for short period of time. If we experience any prolonged difficulties with our Web-based tax preparation or electronic filing service at any time during the tax season, we could lose current and future customers, receive negative publicity and incur increased operating costs, any of which could have a significant negative impact on the financial and market success of these businesses and have a negative impact on our near-term and long-term financial results.

Our revenue and earnings are highly seasonal and our quarterly results fluctuate significantly.

Several of our businesses are highly seasonal causing significant quarterly fluctuations in our financial results. Revenue and operating results are usually strongest during the second and third fiscal quarters ending January 31 and April 30 due to our tax businesses contributing most of their revenue during those quarters and the timing of the release of our small business software upgrades. We experience lower revenues, and significant operating losses, in the first and fourth quarters ending October 31 and July 31. Our financial results can also fluctuate from quarter to quarter and year to year due to a variety of factors, including changes in product sales mix that affect average selling prices, product release dates, the timing of our discontinuance of support for older product offerings, the timing of sales of our higher-priced Intuit-Branded Small Business offerings, our methods for distributing our products, including the shift to a consignment model for some of our desktop products sold through retail distribution channels, and the timing of acquisitions, divestitures, and goodwill and purchased intangible asset impairment charges.

As our product and service offerings become more complex our revenue streams become less predictable.

Our expanding range of products and services generates more varied revenue streams than our traditional desktop software businesses. The accounting policies that apply to these revenue streams are more complex than those that apply to our traditional products and services. We expect this trend to continue as we acquire additional companies and expand our offerings. For example, as we begin to offer additional features and options as part of multiple-element sales arrangements, we could be required to defer a higher percentage of our product revenue at the time of sale than we do for traditional products. This would decrease recognized revenue at the time products are shipped, but result in increased recognized revenue in fiscal periods after shipment. For example, some of our TurboTax offerings provide for both use of our software and filing of returns electronically, causing some of our revenue to be deferred until the time of the actual filing of tax returns by our customers. In addition, our Intuit-Branded Small Business segment businesses offer products and services with significantly higher prices than we have traditionally offered. Revenue from these offerings tends to be less predictable than revenue from our traditional desktop products, due to longer sales and implementation cycles. These businesses also tend to rely on a relatively small number of large orders for a substantial portion of their revenue in a particular quarter, which could cause our quarterly revenue from these businesses to fluctuate.

Acquisition-related costs and impairment charges can cause significant fluctuation in our net income.

Our recent acquisitions have resulted in significant expenses, including amortization of purchased software (which is reflected in cost of revenue), as well as charges for in-process research and development, and amortization and impairment of goodwill, purchased intangible assets and deferred compensation (which are reflected in operating expenses). Total acquisition-related costs in the categories identified above were $196.0 million in fiscal 2002, $56.6 million in fiscal 2003 and $56.6 million in fiscal 2004. Fiscal 2003 and 2004 acquisition-related costs have declined primarily because of a change in the accounting treatment of goodwill. However, we may incur less frequent, but larger, impairment charges related to the goodwill already recorded and to goodwill arising out of future acquisitions. We test the impairment of goodwill annually in our fourth fiscal quarter or more frequently if indicators of impairment arise. The timing of the formal annual test may result in charges to our statement of operations in our fourth fiscal quarter that could not have been reasonably foreseen in prior periods. For example, at the end of fiscal 2004 we incurred an impairment charge of $18.7 million related to our acquisition of Intuit Public Sector Solutions. As of July 31, 2004, we had an unamortized goodwill balance of approximately $670.0 million, which could be subject to impairment charges in the future. New acquisitions, and any impairment of the value of purchased assets, could have a significant negative impact on our future operating results.

If we do not respond promptly and effectively to customer service and technical support inquiries we will lose customers and our revenues will decline.

The effectiveness of our customer service and technical support operations are critical to customer satisfaction and our financial success. If we do not respond effectively to service and technical support requests we will lose customers and miss out on potential revenue opportunities, such as paid service and new product sales. In our service offerings, such as our merchant card processing and outsourced payroll businesses, customer service delivery is fundamental to retaining and maintaining existing customers and acquiring new customers. We occasionally experience customer service and technical support problems, including longer than expected waiting times for customers when our staffing and systems are inadequate to handle a higher-than-anticipated volume of requests. We also risk losing service at any one of our customer contact centers and our redundancy systems could prove inadequate to provide backup support. Training and retaining qualified customer service and technical support personnel is particularly challenging due to the expansion of our product offerings and the seasonality of our tax business. For example, in fiscal 2004 the number of our consumer tax service representatives ranged from 10 during off-season months to about 750 at the peak of the season. If we do not adequately train our support representatives our customers will not receive the level of support that they demand and we strive to deliver. To improve our performance in this area, we must eliminate underlying causes of service and support requests through product improvements, better order fulfillment processes, more robust self-help tools, and improved ability to accurately anticipate demand for support. Implementing any of these improvements can be expensive, time consuming and ultimately prove unsuccessful. If we do not deliver the high level of support that our customers expect for any of the reasons stated above we will lose customers and our financial results will suffer.

If we encounter problems with our third-party customer service and technical support providers our business will be harmed and margins will decline.

We outsource a substantial portion of our customer support activities to third-party service providers, most significantly to service providers in India. During fiscal 2004 we greatly increased the number of third-party customer service representatives working on our behalf and we expect to continue to rely heavily on third parties in the future. This strategy provides us with lower operating costs and greater flexibility, but also presents risks to our business, including the following:

- International outsourcing has received considerable negative attention in the media and there are indications that the U.S. Congress may pass legislation that would impact how we operate and impact customer perceptions of our service. For example, in Congress legislators have discussed restricting the flow of personal information to overseas providers and requiring representatives in foreign jurisdictions to affirmatively identify themselves by name and location;
- Customers may react negatively to providing information to and receiving support from overseas organizations;
- We may not be able to impact the quality of support that we provide as directly as we are able to in our company-run call centers;
- In recent years India has experienced political instability and changing policies that may impact our operations. In addition, for a number of years India and Pakistan have been in conflict and an active state of war between the two countries could disrupt our services; and
- We rely on a global communications infrastructure that may be interrupted in a number of ways. For example, in fiscal 2004 we had to reroute calls to India due to an underwater cable being cut in the Mediterranean Sea.

We face significant risks in our retail distribution channel that could result in loss of revenues and reduced margins.

We sell most of our desktop software products through our retail distribution channel and a relatively small number of retailers generate much of our sales volume. Our principal retailers have significant bargaining leverage due to their size and available resources. Any change in principal business terms, termination or major disruption of our relationship with these resellers could result in a potentially significant decline in our revenues and earnings. For example, the sourcing decisions, product display locations and promotional activities that retailers undertake can greatly impact the sales of our products. Due to its seasonal nature, sales of TurboTax are particularly impacted by such decisions and if our principal distribution sources were to elect to carry or promote competitive products our revenues would decline. The fact that we also sell our products directly could cause retailers to reduce their efforts to promote our products or stop selling our products altogether. If any of our retailers run into financial difficulties we may be unable to collect amounts that we are owed.

Selling new products may be more challenging and costlier than selling our historical products, causing our margins to decline.

Because our strategy for some of our products involves the routine introduction of new products at retail, if retailers do not offer our new products we will not be able to grow as planned. An outcome of our "Right for Me" marketing approach is the introduction of additional versions of our products. Retailers may be reluctant to stock unproven products, or products that sell at higher prices, but more slowly. Retailers may also choose to place less emphasis on software as a category within their stores. In addition, it may be costlier for us to market and sell some of our higher priced products due to our need to convey the more customer-specific value of the products to customers rather than communicating more generalized benefits. This may require us to develop other marketing programs that supplement our traditional in-store promotional efforts to sell these products to customers causing our margins to shrink. If retail distribution proves an ineffective channel for certain of our new offerings it could adversely impact our growth, revenue and profitability.

If our manufacturing and distribution suppliers execute poorly our business will be harmed.

We have chosen to outsource the manufacturing and distribution of many of our desktop software products to a small number of third party providers and we use a single vendor to produce and distribute our check and business forms supplies products. Although our reliance on a small number of suppliers, or a single supplier, provides us with efficiencies and enhanced bargaining power, poor performance by or lack of effective communication with these parties can significantly harm our business. This risk is amplified by the fact that we carry very little inventory and rely on just-in-time manufacturing processes. We have experienced problems with our suppliers in the past. For example, during fiscal 2004 one of our suppliers was unable to fulfill orders for some of our software products for a number of days due to operational difficulties and communication errors. Although together we were able to mitigate the impact of that delay with minimal disruption to our business, if we experience longer delays, delays during a peak demand period or significant quality issues our business will be significantly harmed.

Failure of our information technology systems or those of our service providers could adversely affect our future operating results.
We rely on a variety of internal technology systems and technology systems maintained by our outside manufacturing and distribution suppliers to take and fulfill customer orders, handle customer service requests, host our Web-based activities, support internal operations, and store customer and company data. These systems could be damaged or interrupted, preventing us or our service providers from accepting and fulfilling customer orders or otherwise interrupting our business. In addition, these systems could suffer security breaches, causing company and customer data to be unintentionally disclosed. Any of these occurrences could adversely impact our operations. We have experienced system challenges in the past. For example, during fiscal 2004 some of our non-critical systems were interrupted due to computer viruses that caused loss of productivity and added expense. We also experience computer server failures from time to time. To prevent interruptions we must continually upgrade our systems and processes to ensure that we have adequate recoverability – both of which are costly and time consuming. While we and our outside service partners have backup systems for certain aspects of our operations, not all systems upon which we rely are fully redundant and disaster recovery planning may not be sufficient for all eventualities.

Possession and use of personal customer information by our businesses presents risks and expenses that could harm our business.
A number of our businesses possess personal customer information. Possession and use of this information in conducting our business subjects us to regulatory burdens and potential lawsuits. We have incurred—and will continue to incur—significant expenses to comply with mandatory privacy and security standards and protocols and there is a trend toward greater regulation of privacy. For example, regulations like the recently created federal "Do Not Call List," and actions by Internet service providers to limit communications with their subscribers may impede our ability to communicate with our customers and increase our compliance costs. Because our businesses rely heavily on direct marketing, any limitations on our ability to communicate with our customers could harm our financial results. In the past we have experienced lawsuits and negative publicity relating to privacy issues and we could face similar suits in the future. A major breach of customer privacy or security by Intuit, or even another company, could have serious negative consequences for our businesses, including direct damages that we may be required to pay as a result of a breach by us, reduced customer demand for our services and additional regulation by federal or state agencies. Although we have sophisticated network security, internal control measures, and physical security procedures to safeguard customer information, there can be no assurance that a data security breach or theft will not occur resulting in harm to our business and results of operations.

If we fail to adequately protect our intellectual property rights, competitors may exploit our innovations, which could weaken our competitive position and reduce our revenues.
Our success depends upon our proprietary technology. We rely on a combination of copyright, trade secret, trademark, patent, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, contractors, distributors and corporate partners and into license agreements with respect to our software, documentation and other proprietary information. Effectively creating and protecting our proprietary rights is expensive and may require us to engage in expensive and distracting litigation. Despite these precautions, third parties could copy or otherwise obtain and use our products or technology without authorization. Because we outsource significant aspects of our product development, manufacturing and distribution we are at risk that confidential portions of our intellectual property could become public by lapses in security by our contractors. We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to others. These licensees may take actions that diminish the value of our proprietary rights or harm our reputation. It is also possible that other companies could successfully challenge the validity or scope of our patents and that our patent portfolio, which is relatively small, may not provide us with a meaningful competitive advantage. Ultimately, our attempts to secure legal protection for our proprietary rights may not be adequate and our competitors could independently develop similar technologies, duplicate our products, or design around patents and other intellectual property rights. If our intellectual property protection proves inadequate we could lose our competitive advantage and our financial results will suffer.

We expect copying and misuse of our intellectual property to be a persistent problem causing lost revenue and increased expenses.
Our intellectual property rights are among our most valuable assets. Policing unauthorized use and copying of our products is difficult, expensive, and time consuming. Current U.S. laws that prohibit copying give us only limited practical protection from software piracy and the laws of many other countries provide very little protection. We may not be able to prevent misappropriation of our technology. For example, we frequently encounter unauthorized copies of our software being sold through online auction sites and other online marketplaces. In addition, efforts to protect our intellectual property may be misunderstood and perceived negatively by our customers. For example, during 2003 we employed technology to prohibit unauthorized sharing of our TurboTax products. These efforts were not effectively communicated causing a negative reaction by some of our customers who misunderstood our actions. Although we continue to evaluate technology solutions to piracy, and we continue to increase our civil and criminal enforcement efforts, we expect piracy to be a persistent problem that results in lost revenues and increased expenses.

We do not own all of the software, other technologies and content used in our products and services.
Many of our products are designed to include intellectual property owned by third parties. We believe we have all of the necessary licenses from third parties to use and distribute third party technology and content that we do not own that is used in our current products and services. From time to time we may be required to renegotiate with these third parties - or negotiate with new third parties - to include their technology or content in our existing products, in new versions of our existing products or in wholly new products. We may not be able to negotiate or renegotiate licenses on reasonable terms, or at all. If we are unable to obtain the rights necessary to use or continue to use third-party technology or content in our products and services, we may not be able to sell the affected products, which would in turn have a negative impact on our revenue and operating results.

We may unintentionally infringe the intellectual property rights of others, which could expose us to substantial damages or restrict our business operations.

As the number of our products and services increases and their features and content continue to expand, and as we acquire technology through acquisitions or licenses, we may increasingly become subject to infringement claims by third parties. We expect that software products in general will increasingly be subject to these claims as the number of products and competitors increase, the functionality of products overlap and as the patenting of software functionality continues to grow. From time to time, we have received communications from third parties in which the claimant alleges that a product or service we offer infringes the claimant's intellectual property rights. Occasionally these communications result in lawsuits. In many of these cases, it is difficult to assess the extent to which the intellectual property right that the claimant asserts is valid or the extent to which we have any material exposure. The receipt of a notice alleging infringement may require us to obtain a costly opinion of counsel to prevent an allegation of intentional infringement. Future claims could present an exposure of uncertain magnitude. Existing or future infringement claims or lawsuits against us, whether valid or not, may be time consuming and expensive to defend and be distracting to our developers and management. Intellectual property litigation or claims could force us to do one or more of the following: cease selling, incorporating or using products or services that incorporate the challenged intellectual property; obtain a license from the holder of the infringed intellectual property, which may not be available on commercially favorable terms or at all; or redesign our software products or services, possibly in a manner that reduces their commercial appeal. Any of these actions may cause material harm to our business and financial results.

Our acquisition activity could disrupt our ongoing business and may present risks not contemplated at the time of the transactions.

We have acquired and may continue to acquire companies, products and technologies that complement our strategic direction. For example, over the last three fiscal years we have acquired the stock or assets of eight companies. These acquisitions may involve significant risks and uncertainties, including:

- inability to successfully integrate the acquired technology and operations into our business and maintain uniform standards, controls, policies, and procedures;
- distraction of management's attention away from normal business operations;
- challenges retaining the key employees of the acquired operation;
- insufficient revenue generation to offset liabilities assumed;
- expenses associated with the acquisition; and
- unidentified issues not discovered in our due diligence process, including product quality issues and legal contingencies.

Acquisitions are inherently risky, we can not be certain that our previous or future acquisitions will be successful and will not materially adversely affect the conduct, operating results or financial condition of our business. We have generally paid cash for our recent acquisitions. If we issue common stock or other equity related purchase rights as consideration in an acquisition, current shareholders' percentage ownership and earnings per share may become diluted.

If we fail to operate our outsourced payroll business effectively our revenue and profitability will be harmed.

Our payroll business handles a significant amount of dollar and transaction volume. Due to the size and volume of transactions that we handle effective processing systems and controls are essential to ensure that transactions are handled appropriately. Despite our efforts, it is possible that we may make errors or that funds may be misappropriated. In addition to any direct damages and fines that any such problems would create, which could be substantial, the loss of customer confidence in our accuracy and controls would seriously harm our business. Our payroll business has grown largely through acquisitions and our systems are comprised of multiple technology platforms that are difficult to scale. We must constantly continue to upgrade our systems and processes to ensure that we process customer data in an accurate, reliable and timely manner. These upgrades must also meet the various regulatory deadlines associated with employer-related payroll activities. Any failure of our systems or processes in critical switch-over times, such as in January when many businesses elect to change payroll service providers, would be detrimental to our business. If we failed to timely deliver any of our payroll products, it could cause our current and prospective customers to choose a competitor's product for that year's payroll and not to purchase Intuit products in the future. To generate sustained growth in our payroll business we must successfully develop and manage a more proactive inside and field sales operation. If these efforts are not successful our revenue growth and profitability will decline.

Interest income attributable to payroll customer deposits may fluctuate or be eliminated causing our revenue and profitability to decline.

We currently earn revenue from interest earned on customer deposits that we hold pending payment of funds to taxing authorities or to customers' employees. If interest rates decline, or there are regulatory changes that diminish the amount of time that we are required or permitted to hold such funds our interest revenue will decline.

We face a number of risks in our merchant card processing business that could result in a reduction in our revenues and profits.
Our merchant card processing service business is subject to the following risks:

- if merchants for whom we process credit card transactions are unable to pay refunds due to their customers in connection with disputed or fraudulent merchant transactions we may be required to pay those amounts and our payments may exceed the amount of the customer reserves we have established to make such payments;
- we will not be able to conduct our business if the bank sponsors and card payment processors and other service providers that we rely on to process bank card transactions terminate their relationships with us and we are not able to secure or successfully migrate our business elsewhere;
- we could be required to stop providing payment processing services for Visa and MasterCard if we or our bank sponsors fail to adhere to the standards of the Visa and MasterCard credit card associations;
- we depend on independent sales organizations that do not serve us exclusively to acquire and retain merchant accounts;
- our profit margins will be reduced if for competitive reasons we cannot increase our fees at times when Visa and MasterCard increase the fees that we pay to process merchant transactions through their systems;
- unauthorized disclosure of merchant and cardholder data, whether through breach of our computer systems or otherwise, could expose us to protracted and costly litigation; and
- we may encounter difficulties scaling our business systems to support our growth as we continue to migrate users of our QuickBooks Merchant Account Services from third-party service providers to our own systems.

Should any of these risks be realized our business could be harmed and our financial results will suffer.

Increased state filing mandates could significantly increase our costs.
We are required to comply with a variety of state revenue agency standards in order to successfully operate our tax preparation and electronic filing services. Changes in state-imposed requirements by one or more of the states, including the required use of specific technologies or technology standards, could significantly increase the costs of providing those services to our customers and could prevent us from delivering a quality product to our customers in a timely manner.

We may be unable to attract and retain key personnel.
Much of our future success depends on the continued service and availability of skilled personnel, including members of our executive team, and those in technical, marketing and staff positions. Experienced personnel in the software and services industries are in high demand and competition for their talents is intense, especially in the Silicon Valley and San Diego, California, where the majority of our employees are located. Although we strive to be an employer of choice, we may not be able to continue to successfully attract and retain key personnel which would cause our business to suffer.

If actual product returns exceed returns reserves, or if customer rebates exceed historical amounts, our revenue would be lower.
We ship more desktop software products to our distributors and retailers than we expect them to sell, in order to reduce the risk that distributors or retailers will run out of products. This is particularly true for our Consumer Tax products, which have a short selling season and for which returns occur primarily in our fourth fiscal quarter. Like most software companies, we have historically accepted significant product returns. We establish reserves against revenue for product returns in our financial statements, based on estimated future returns of products. We closely monitor levels of product sales and inventory in the retail channel in an effort to maintain reserves that are adequate to cover expected returns. In the past, returns have not generally exceeded these reserves. However, if we do experience actual returns that significantly exceed reserves, it would result in lower net revenue. In addition, our policy of recognizing revenue from distributors and retailers upon delivery of product for non-consignment sales is predicated upon our ability to reasonably estimate returns. If we do not continue to demonstrate our ability to estimate returns then our revenue recognition policy for these types of sales may no longer be appropriate. We also offer customer rebates as part of our selling efforts and establish reserves for payment of rebates. Historically a percentage of customers do not submit requests for their rebates. If a greater number of eligible customers seek rebates than for which we have provided reserves, our margins will be adversely affected. For example, if rebate redemptions for our QuickBooks, TurboTax and Quicken products were to increase by 1%, it would result in a decrease of approximately $1 million in our revenue.

Our insurance policies are costly, may be inadequate and potentially expose us to unrecoverable risks.
Insurance availability, coverage terms and pricing continue to vary with market conditions. We endeavor to obtain appropriate insurance coverage for insurable risks that we identify, however, we may fail to correctly anticipate or quantify insurable risks, we may not be able to obtain appropriate insurance coverage, and insurers may not respond as we intend to cover insurable events that may occur. We have observed rapidly changing conditions in the insurance markets relating to nearly all areas of traditional corporate insurance. Such conditions have resulted in higher premium costs, higher policy deductibles, and lower coverage limits. For some risks, because of cost or availability, the Company does not have insurance coverage. For these reasons, the Company is retaining a greater portion of its insurable risks than it has in the past at relatively greater cost.

If we are required to account for options under our employee stock plans as a compensation expense, it would significantly reduce our net income and earnings per share.

Although we are not currently required to record any compensation expense in connection with option grants to employees that have an exercise price at or above fair market value, it is possible that future accounting pronouncements will require us to treat all employee stock options as a compensation expense. The increased compensation expense would significantly reduce our net income and earnings per share under generally accepted accounting principles.

We are frequently a party to litigation that is costly to defend and is a distraction to our business.

Due to our financial position and the large number of customers that we serve we are often forced to defend litigation. For example we are currently being sued in three actions for claims related to our election to stop supporting certain of our older product offerings. Although we believe that these cases have no merit and we are defending the matters vigorously, defending such matters is distracting to management and expensive for Intuit. Although we often seek insurance coverage for litigation defense costs, there is no assurance that our defense costs, which can be substantial, will be covered in all cases. In addition, by its nature, litigation is unpredictable and we may not prevail even in cases where we strongly believe a plaintiff's case has no valid claims. If we do not prevail in litigation we may be required to pay substantial monetary damages or alter our business operations. Regardless of the outcome, litigation is expensive and distracting and may reduce our income.

Unanticipated changes in our tax rates could affect our future results.

Our future effective tax rates could be favorably or unfavorably affected by unanticipated changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws or their interpretation. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse effect on our operating results and financial condition.

Our stock price may be volatile.

Our stock has at times experienced substantial price volatility as a result of variations between our actual and anticipated financial results and as a result of our announcements and those of our competitors. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many technology companies in ways that have been unrelated to the operating performance of these companies. These factors, as well as general economic and political conditions, may materially adversely affect the market price of our stock in the future.

If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business and the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and to detect and prevent fraud. We periodically assess our system of internal controls, and the internal controls of service providers upon which we rely, to review their effectiveness and identify potential areas of improvement. These assessments may conclude that enhancements, modifications or changes to our system of internal controls are necessary. In addition, from time to time we acquire businesses, many of which have limited infrastructure and systems of internal controls. Performing assessments of internal controls, implementing necessary changes, and maintaining an effective internal controls process is expensive and requires considerable management attention, particularly in the case of newly acquired entities. Internal control systems are designed in part upon assumptions about the likelihood of future events, and all such systems, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. If we fail to implement and maintain an effective system of internal controls or prevent fraud, we could suffer losses, could be subject to costly litigation, investors could lose confidence in our reported financial information and our brand and operating results could be harmed, which could have a negative effect on the trading price of our common stock.

We must comply with recently enacted legislation known as SOX 404. Specifically, we and our independent registered public accounting firm must certify the adequacy of our internal controls over financial reporting at July 31, 2005. Identification of material weaknesses in internal controls over financial reporting by us or our independent registered public accounting firm could adversely affect our competitive position in our business, especially our outsourced payroll business, and the market price for our common stock.

Business interruptions could adversely affect our future operating results.

Several of our major business operations are subject to interruption by earthquake, fire, power shortages, terrorist attacks and other hostile acts, and other events beyond our control. The majority of our research and development activities, our corporate headquarters, our principal information technology systems, and other critical business operations are located near major seismic faults. We do not carry earthquake insurance for direct quake-related losses. Our operating results and financial condition could be materially adversely affected in the event of a major earthquake or other natural or man-made disaster.

Caution Regarding Forward-Looking Statements

This Annual Report to Stockholders and the enclosed Letter from the CEO contain forward-looking statements. These forward-looking statements include our statements regarding the following: our plans to deliver new offerings for customers and new growth for Intuit; our commitment to returning value to shareholders through stock buybacks; our statements regarding our anticipated opportunities for growth; our expectations regarding the potential of certain products to have a longer-term impact on our growth rate as they become larger in scale; our expectation that revenue growth will be in the six percent to nine percent range for fiscal 2005; our belief that we're on our way back to double-digit revenue growth; our statement that Intuit is headed toward stronger growth; our belief about opportunities for new growth across our small business and tax businesses; expectations regarding our product development efforts; our belief that we can deliver solid revenue and profit growth; our expectations regarding our product development efforts; our belief that our distributor relationships will increase growth opportunities in our higher-end offerings; our belief that our current real estate leases are sufficient to meet our current and near-term needs; our expectations regarding our use of cash generated in our business; the assumptions underlying our Critical Accounting Policies, including our estimates regarding product rebate and return reserves; our belief that revenue growth for our products is slowing due to market maturation; our plans to mitigate slowing revenue by developing and introducing new products and services; our plan to sell our Intuit Public Sector Solutions business; our belief that our income tax valuation allowance is sufficient; our expectation that we may use cash for future acquisitions of technology and businesses; and our expectation that our cash, cash equivalents and short-term investments will be sufficient to meet our working capital and capital expenditure needs for the next 12 months.

We caution investors that forward-looking statements are only predictions based on our current expectations about future events and are not guarantees of future performance. Our actual results, performance or achievements could differ materially from those expressed or implied by the forward-looking statements due to risks, uncertainties and assumptions that are difficult to predict. These risks and uncertainties include the following: the impact of intense competition in our business; difficulty in developing and introducing new products and services effectively; failure of customers to adopt our new products as expected; difficulties with suppliers and distribution channels; challenges associated with upgrading and integrating our information systems; unanticipated increases in customer rebate and return rates; significant impairment charges due to past acquisitions; we may be unable to sell our Intuit Public Sector Solutions business; and taxing authorities may challenge our tax positions. In addition, the risks and uncertainties that are discussed in "Risks That Could Affect Future Results" may also impact these forward-looking statements. We encourage you to read that section carefully along with the other information provided in our filings with the SEC before deciding to invest in our stock or to maintain or change your investment. We undertake no obligation to revise or update any forward-looking statement for any reason, except as required by law.

SHORT-TERM INVESTMENT PORTFOLIO

We do not hold derivative financial instruments in our portfolio of short-term investments and funds held for payroll customers. Our short-term investments and funds held for payroll customers consist of instruments that meet quality standards consistent with our investment policy. This policy specifies that, except for direct obligations of the United States government, securities issued by agencies of the United States government, and money market or cash management funds, we diversify our holdings by limiting our short-term investments and funds held for payroll customers with any individual issuer.

The following table presents our portfolio of cash equivalents and short-term investments at July 31, 2004 by stated maturity. The table is classified by the original maturity date listed on the security and includes cash equivalents and short-term investments that are part of funds held for payroll customers on our balance sheet. As of July 31, 2004 the interest rate earned on our money market accounts is 0.90% and the interest rate earned on our short-term investments is 1.22%.

	YEARS ENDING JULY 31,					
(In thousands)	2005	2006	2007	2008	2009 AND THEREAFTER	TOTAL
Cash equivalents	$ 198,189	$ -	$ -	$ -	$ -	$ 198,189
Short-term investments	280,417	255,788	15,186	15,757	516,127	1,083,275
	$ 478,606	$ 255,788	$ 15,186	$ 15,757	$ 516,127	$ 1,281,464

INTEREST RATE RISK

Our cash equivalents and our portfolio of short-term investments and funds held for payroll customers are subject to market risk due to changes in interest rates. Interest rate movements affect the interest income we earn on cash equivalents, short-term investments and funds held for payroll customers and the value of those investments. Should interest rates increase by 10% from the levels of July 31, 2004, the value of our short-term investments and funds held for payroll customers would decline by approximately $0.9 million. Should interest rates increase by 100 basis points from the levels of July 31, 2004, the value of our short-term investments and funds held for payroll customers would decline by approximately $5.9 million.

IMPACT OF FOREIGN CURRENCY RATE CHANGES

Since we translate foreign currencies (primarily Canadian dollars and British pounds) into U.S dollars for financial reporting purposes, currency fluctuations can have an impact on our financial results. The historical impact of currency fluctuations has generally been immaterial. We believe that our exposure to currency exchange fluctuation risk is not significant primarily because our global subsidiaries invoice customers and satisfy their financial obligations almost exclusively in their local currencies. There was a nominal currency exchange impact from our intercompany transactions for fiscal 2002. Due primarily to the effect of the weakening U.S. dollar on intercompany balances with our Canadian subsidiary, we recorded foreign currency exchange gains of $5.4 million in fiscal 2003 and $3.1 million in fiscal 2004. Although the impact of currency fluctuations on our financial results has generally been immaterial in the past and we believe that for the reasons cited above currency fluctuations will not be significant in the future, there can be no guarantee that the impact of currency fluctuations will not be material in the future. As of July 31, 2004, we did not engage in foreign currency hedging activities.

CONSOLIDATED BALANCE SHEETS *(In thousands, except par value)*	JULY 31, 2003	JULY 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 170,043	$ 27,249
Short-term investments	1,036,758	991,971
Accounts receivable, net of allowance for doubtful accounts of $5,409 and $7,841, respectively	88,156	92,265
Deferred income taxes	34,824	31,473
Prepaid expenses and other current assets	33,082	50,542
Current assets before funds held for payroll customers	1,362,863	1,193,500
Funds held for payroll customers	306,007	323,041
Total current assets	1,668,870	1,516,541
Property and equipment, net	188,253	233,101
Goodwill, net	591,091	670,030
Purchased intangible assets, net	125,445	107,301
Long-term deferred income taxes	183,061	135,711
Loans to executive officers and other employees	19,690	15,809
Other assets	13,857	17,685
Total assets	**$2,790,267**	**$2,696,178**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 56,786	$ 70,443
Accrued compensation and related liabilities	118,678	135,047
Deferred revenue	178,840	223,380
Income taxes payable	76,725	22,159
Other current liabilities	59,129	83,295
Current liabilities before payroll customer fund deposits	490,158	534,324
Payroll customer fund deposits	306,007	323,041
Total current liabilities	796,165	857,365
Long-term obligations	29,265	16,394
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value		
Authorized–1,345 shares total; 145 shares designated Series A; 250 shares designated Series B Junior Participating		
Issued and outstanding -- None	-	-
Common stock, $0.01 par value		
Authorized–750,000 shares		
Issued and outstanding–199,472 and 190,091 shares, respectively	1,995	1,901
Additional paid-in capital	1,919,559	1,947,325
Treasury stock, at cost	(672,326)	(1,088,389)
Deferred compensation	(25,850)	(19,434)
Accumulated other comprehensive loss	(789)	(3,375)
Retained earnings	742,248	984,391
Total stockholders' equity	1,964,837	1,822,419
Total liabilities and stockholders' equity	**$2,790,267**	**$2,696,178**

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS *(In thousands, except per share amounts)*	FISCAL 2002	2003	2004
Net revenue:			
Product	$ 973,795	$ 1,124,283	$ 1,212,362
Service	269,936	457,208	583,681
Other	68,497	69,252	71,620
Total net revenue	**1,312,228**	**1,650,743**	**1,867,663**
Costs and expenses:			
Cost of revenue:			
Cost of product revenue	157,373	173,800	172,059
Cost of service revenue	107,634	149,538	162,176
Cost of other revenue	24,366	20,626	27,362
Amortization of purchased software	7,159	13,796	13,456
Customer service and technical support	164,875	178,949	195,073
Selling and marketing	263,721	324,389	369,136
Research and development	198,471	255,821	281,129
General and administrative	109,076	148,855	183,080
Charge for purchased research and development	2,151	8,859	-
Charge (credit) for vacant facilities	13,237	(1,069)	729
Acquisition-related charges	159,395	33,947	24,472
Loss on impairment of goodwill and purchased intangible assets	27,270	-	18,664
Loss on impairment of long-lived asset	27,000	-	-
Total costs and expenses	1,261,728	1,307,511	1,447,336
Income from continuing operations	50,500	343,232	420,327
Interest and other income	27,276	38,694	30,844
Gains (losses) on marketable securities and other investments, net	(15,535)	10,912	1,729
Gain on divestiture of business	8,308	-	-
Income from continuing operations before income taxes	70,549	392,838	452,900
Income tax provision	16,934	129,636	135,870
Net income from continuing operations	53,615	263,202	317,030
Discontinued operations, net of income taxes (Note 9):			
Net income from Quicken Loans discontinued operations	47,100	-	-
Gain on disposal of Quicken Loans discontinued operations	23,300	5,556	-
Net income from Intuit KK discontinued operations	16,145	3,267	-
Gain on disposal of Intuit KK discontinued operations	-	71,009	-
Net income from discontinued operations	86,545	79,832	-
Net income	**$ 140,160**	**$ 343,034**	**$ 317,030**
Basic net income per share from continuing operations	$ 0.25	$ 1.28	$ 1.62
Basic net income per share from discontinued operations	0.41	0.39	-
Basic net income per share	$ 0.66	$ 1.67	$ 1.62
Shares used in basic per share amounts	211,794	205,294	195,455
Diluted net income per share from continuing operations	$ 0.24	$ 1.25	$ 1.58
Diluted net income per share from discontinued operations	0.40	0.38	-
Diluted net income per share	$ 0.64	$ 1.63	$ 1.58
Shares used in diluted per share amounts	217,897	210,955	200,081

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands)

	COMMON STOCK							
	SHARES	AMOUNT	ADDITIONAL PAID IN CAPITAL	TREASURY STOCK	DEFERRED COMPENSATION	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
Balance at July 31, 2001	210,526,239	$ 2,105	$ 1,723,385	$ (8,497)	$ (21,720)	$ 28,180	$ 437,873	$ 2,161,326
Components of comprehensive income:								
Net income	-	-	-	-	-	-	140,160	140,160
Other comprehensive loss, net of tax	-	-	-	-	-	(31,855)	-	(31,855)
Comprehensive income, net of tax								108,305
Issuance of common stock upon exercise of options and other	5,961,223	60	(10,178)	193,010	-	-	(66,691)	116,201
Issuance of common stock pursuant to Employee Stock Purchase Plan	583,991	6	10,178	7,656	-	-	-	17,840
Stock repurchase	(7,361,839)	(74)	-	(318,276)	-	-	-	(318,350)
Issuance of common stock pursuant to acquisitions	1,454,027	15	67,964	-	-	-	-	67,979
Tax benefit from employee stock option transactions	-	-	53,246	-	-	-	-	53,246
Deferred stock compensation	-	-	-	-	(1,620)	-	-	(1,620)
Amortization of deferred compensation	-	-	-	-	10,712	-	-	10,712
Balance at July 31, 2002	211,163,641	2,112	1,844,595	(126,107)	(12,628)	(3,675)	511,342	2,215,639
Components of comprehensive income:								
Net income	-	-	-	-	-	-	343,034	343,034
Other comprehensive income, net of tax	-	-	-	-	-	2,886	-	2,886
Comprehensive income, net of tax								345,920
Issuance of common stock upon exercise of options and other	5,564,618	56	-	244,378	-	-	(107,146)	137,288
Issuance of common stock pursuant to Employee Stock Purchase Plan	476,454	5	-	23,550	-	-	(4,982)	18,573
Stock repurchase	(17,940,053)	(180)	-	(813,463)	-	-	-	(813,643)
Repurchase of vested restricted stock	(17,532)	-	-	(684)	-	-	-	(684)
Issuance of common stock pursuant to acquisitions	224,589	2	9,993	-	-	-	-	9,995
Tax benefit from employee stock option transactions	-	-	47,780	-	-	-	-	47,780
Stock bonus awards	-	-	18,082	-	(18,082)	-	-	-
Reduction of deferred stock compensation due to stock option cancellations	-	-	(891)	-	891	-	-	-
Amortization of deferred compensation	-	-	-	-	3,969	-	-	3,969
Balance at July 31, 2003	199,471,717	1,995	1,919,559	(672,326)	(25,850)	(789)	742,248	1,964,837
Components of comprehensive income:								
Net income	-	-	-	-	-	-	317,030	317,030
Other comprehensive loss, net of tax	-	-	-	-	-	(2,586)	-	(2,586)
Comprehensive income, net of tax								314,444
Issuance of common stock upon exercise of options and other	3,611,671	36	-	167,425	-	-	(69,337)	98,124
Issuance of common stock pursuant to Employee Stock Purchase Plan	564,918	6	-	26,560	-	-	(5,550)	21,016
Stock repurchase	(13,540,579)	(136)	-	(609,282)	-	-	-	(609,418)
Repurchase of vested restricted stock	(17,177)	-	-	(766)	-	-	-	(766)
Tax benefit from employee stock option transactions	-	-	27,061	-	-	-	-	27,061
Stock bonus awards	54	-	1,089	-	(1,089)	-	-	-
Reduction of deferred stock compensation due to stock option cancellations	-	-	(384)	-	384	-	-	-
Amortization of deferred compensation	-	-	-	-	7,121	-	-	7,121
Balance at July 31, 2004	190,090,604	$ 1,901	$ 1,947,325	$ (1,088,389)	$ (19,434)	$ (3,375)	$ 984,391	$ 1,822,419

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOW *(In thousands)*	FISCAL 2002	FISCAL 2003	FISCAL 2004
Cash flows from operating activities:			
Net income from continuing operations	$ 53,615	$ 263,202	$ 317,030
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	58,841	73,776	77,604
Acquisition-related charges	159,395	33,947	24,472
Amortization of purchased software	7,159	13,796	13,456
Amortization of other purchased intangible assets	-	2,677	5,982
Charge for purchased research and development	2,151	8,859	-
Amortization of deferred compensation not related to acquisitions	2,534	2,714	6,232
Charge (credit) for vacant facilities	13,237	(1,069)	729
Loss on disposal of property and equipment	3,227	2,348	2,754
Loss on impairment of goodwill and purchased intangible assets	27,270	-	18,664
Loss on impairment of long-lived asset	27,000	-	-
Amortization of premiums and discounts on available-for-sale debt securities	9,328	7,978	12,449
Net realized (gains) losses on sales of available-for-sale debt securities	(1,716)	(1,836)	(391)
Net (gains) losses from marketable securities and other investments	15,535	(10,912)	(1,729)
Deferred income taxes	(21,575)	22,541	51,695
Tax benefit from employee stock options	53,246	47,780	27,061
Gain on foreign exchange transactions	(140)	(5,362)	(3,088)
Net gain on divestiture of businesses	(8,308)	-	-
Subtotal	400,799	460,439	552,920
Changes in operating assets and liabilities:			
Accounts receivable	(11,520)	(31,672)	(1,920)
Income taxes receivable	(2,187)	2,187	-
Prepaid expenses and other current assets	(11,144)	23,446	(12,783)
Accounts payable	8,522	(14,968)	11,498
Accrued compensation and related liabilities	21,578	31,019	16,185
Deferred revenue	12,488	24,429	44,305
Income taxes payable	(65,726)	82,590	(54,646)
Other current liabilities	(1,187)	(7,282)	19,016
Total changes in operating assets and liabilities	(49,176)	109,749	21,655
Net cash provided by operating activities	**351,623**	**570,188**	**574,575**
Cash flows from investing activities:			
Purchases of available-for-sale debt securities	(2,849,548)	(2,302,536)	(3,554,863)
Liquidation and maturity of available-for-sale debt securities	3,144,644	2,071,902	3,490,533
Proceeds from the sale of marketable securities	23,435	37,546	-
Net change in funds held for payroll customers' money market funds and other cash equivalents	(50,938)	(5,598)	77,166
Purchases of property and equipment	(43,496)	(41,696)	(52,260)
Capitalization of internal use software	(19,923)	(43,048)	(65,879)
Change in other assets	(9,582)	(122)	814
Net change in payroll customer fund deposits	51,087	5,626	17,034
Acquisitions of businesses, net of cash acquired	(284,065)	(214,807)	(123,550)
Net cash used in investing activities	**(38,386)**	**(492,733)**	**(211,005)**
Cash flows from financing activities:			
Change in long-term obligations	(11,333)	(3,297)	(15,492)
Net proceeds from issuance of common stock under stock plans	133,565	155,861	119,140
Purchase of treasury stock	(318,350)	(814,327)	(610,184)
Net cash used in financing activities	**(196,118)**	**(661,763)**	**(506,536)**
Net cash provided by discontinued operations	225,210	341,372	-
Effect of exchange rates on cash and cash equivalents	(291)	4,031	172
Net increase (decrease) in cash and cash equivalents	342,038	(238,905)	(142,794)
Cash and cash equivalents at beginning of period	66,910	408,948	170,043
Cash and cash equivalents at end of period	**$ 408,948**	**$ 170,043**	**$ 27,249**
Supplemental disclosure of cash flow information:			
Interest paid	$ 1,768	$ 890	$ 314
Income taxes paid (refunded)	$ 101,645	$ (21,684)	$ 112,357
Capital lease obligations incurred for aquisition of equipment	$ -	$ -	$ 7,435

See accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the financial statements of Intuit and its wholly owned subsidiaries. We have eliminated all significant intercompany balances and transactions in consolidation. We have reclassified certain other amounts previously reported in our financial statements to conform to the current presentation. As discussed in Note 9, we accounted for the July 2002 sale of our Quicken Loans mortgage business and the February 2003 sale of our Japanese subsidiary, Intuit KK, as discontinued operations. Accordingly, we have reclassified our financial statements for all periods prior to the sales to reflect Quicken Loans and Intuit KK as discontinued operations. Unless noted otherwise, discussions in these notes pertain to our continuing operations.

Use of Estimates

We make estimates and assumptions that affect the amounts reported in the financial statements and the disclosures made in the accompanying notes. For example, we use estimates in determining the appropriate levels of reserves for product returns and rebates, the collectibility of accounts receivable, the appropriate levels of various accruals, the amount of our worldwide tax provision and the realizability of deferred tax assets. We also use estimates in determining the remaining economic lives and carrying values of purchased intangible assets (including goodwill), property and equipment and other long-lived assets. In addition, we use assumptions when employing the Black-Scholes valuation model to estimate the fair value of stock options granted for pro forma disclosures. See Note 1, *"Stock-Based Incentive Programs."* Despite our intention to establish accurate estimates and use reasonable assumptions, actual results may differ from our estimates.

Net Revenue

We derive revenue from the sale of packaged software products, license fees, product support, professional services, outsourced payroll services, transaction fees and multiple element arrangements that may include any combination of these items. We recognize revenue for software products and related services in accordance with the American Institute of Certified Public Accountants' Statement of Position, or SOP, 97-2, *"Software Revenue Recognition,"* as modified by SOP 98-9. For other offerings, we follow Staff Accounting Bulletin No. 104, *"Revenue Recognition."* We recognize revenue when persuasive evidence of an arrangement exists, we have delivered the product or performed the service, the fee is fixed or determinable and collectibility is probable.

In some situations, we receive advance payments from our customers. We also offer multiple element arrangements to our customers. We defer revenue associated with these advance payments and the fair value of undelivered elements until we ship the products or perform the services. Deferred revenue consisted of the following at the dates indicated:

	JULY 31,	
(In thousands)	2003	2004
Product and product-related services	$ 146,609	$ 182,715
Customer support	32,231	40,665
	$ 178,840	$ 223,380

In accordance with the Financial Accounting Standard Board's Emerging Issues Task Force Issue No. 01-9, *"Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Product,"* we account for cash consideration (such as sales incentives) that we give to our customers or resellers as a reduction of revenue rather than as an operating expense unless we receive a benefit that we can identify and for which we can reasonably estimate the fair value.

Product Revenue

We recognize revenue from the sale of our packaged software products and supplies when we ship the products or, in the case of certain agreements, when products are delivered to retailers. We sell some of our QuickBooks, Consumer Tax and Quicken products on consignment to a limited number of resellers. We recognize revenue for these consignment transactions only when the end-user sale has occurred.

We reduce product revenue from distributors and retailers for estimated returns that are based on historical returns experience and other factors such as the volume and price mix of products in the retail channel, return rates for prior releases of the product, trends in retailer inventory and economic trends that might impact customer demand for our products (including the competitive environment and the timing of new releases of our product). We also reduce product revenue for the estimated redemption of rebates on certain current product sales. Our estimated reserves for distributor and retailer sales incentive rebates are based on distributors' and retailers' actual performance against the terms and conditions of rebate programs, which we typically establish annually. Our reserves for end user rebates are estimated based on the terms and conditions of the specific promotional rebate program, actual sales during the promotion, the amount of redemptions received and historical redemption trends by product and by type of promotional program.

Service Revenue

We recognize revenue from outsourced payroll processing and payroll tax filing services as the services are performed, provided we have no other remaining obligations to these customers. We generally require customers to remit payroll tax funds to us in advance of the applicable payroll due date via electronic funds transfer. We include in total net revenue the interest earned on invested balances resulting from timing differences between when we collect these funds from customers and when we remit the funds to outside parties.

We offer several technical support plans and recognize support revenue over the life of the plans. Service revenue also includes Web services such as TurboTax for the Web and electronic tax filing services in both our Consumer Tax and Professional Tax segments. Service revenue for electronic payment processing services that we provide to merchants is recorded net of interchange fees charged by credit card associations because we do not control these fees. Finally, service revenue includes revenue from consulting and training services, primarily in our Intuit-Branded Small Business segment. We generally recognize revenue as these services are performed, provided that we have no other remaining obligations to these customers and that the services performed are not essential to the functionality of delivered products and services.

Other Revenue

Other revenue consists primarily of revenue from revenue-sharing arrangements with third-party service providers and from online advertising agreements. We recognize transaction fees from revenue-sharing arrangements as end-user sales are reported to us by these partners. We typically recognize revenue from online advertising agreements as the lesser of when the advertisements are published or pro rata based on the contractual time period.

Multiple Element Arrangements

We enter into certain revenue arrangements for which we are obligated to deliver multiple products and/or services (multiple elements). For these arrangements, which generally include software products, we allocate and defer revenue for the undelivered elements based on their vendor-specific objective evidence, or VSOE, of fair value. VSOE is generally the price charged when that element is sold separately.

In situations where VSOE exists for all elements (delivered and undelivered), we allocate the total revenue to be earned under the arrangement among the various elements, based on their relative fair value. For transactions where VSOE exists only for the undelivered elements, we defer the full fair value of the undelivered elements and recognize the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue. If VSOE does not exist for undelivered items that are services, then we recognize the entire arrangement fee ratably over the remaining service period. If VSOE does not exist for undelivered elements that are specified products or features, we defer revenue until the earlier of the delivery of all elements or the point at which we determine VSOE for these undelivered elements.

We recognize revenue related to the delivered products or services only if: (1) the above revenue recognition criteria are met; (2) any undelivered products or services are not essential to the functionality of the delivered products and services; (3) payment for the delivered products or services is not contingent upon delivery of the remaining products or services; and (4) we have an enforceable claim to receive the amount due in the event that we do not deliver the undelivered products or services.

For arrangements where undelivered services are essential to the functionality of delivered software, we recognize both the product license revenues and service revenues under the percentage of completion contract method in accordance with the provisions of SOP 81-1, *"Accounting for Performance of Construction Type and Certain Production Type Contracts."* To date, license and service revenues recognized pursuant to SOP 81-1 have not been significant.

Shipping and Handling

We record the amounts we charge our customers for the shipping and handling of our software products as product revenue and we record the related costs as cost of product revenue on our statement of operations. Product revenue from shipping and handling is not significant.

Customer Service and Technical Support

Customer service and technical support costs include the costs associated with performing order processing, answering customer inquiries by telephone and through Web sites, e-mail and other electronic means, and providing free technical support assistance to customers. In connection with the sale of certain products, we provide a limited amount of free technical support assistance to customers. We do not defer the recognition of any revenue associated with sales of these products, since the cost of providing this free technical support is insignificant. The technical support is provided within one year after the associated revenue is recognized and free product enhancements are minimal and infrequent. We accrue the estimated cost of providing this free support upon product shipment.

Software Development Costs

Statement of Financial Accounting Standards, or SFAS, 86, *"Accounting for Costs of Computer Software to be Sold, Leased, or otherwise Marketed,"* requires companies to expense software development costs as they incur them until technological feasibility has been established, at which time those costs are capitalized until the product is available for general release to customers. To date, our software has been available for general release concurrent with the establishment of technological feasibility and, accordingly, we have not capitalized any development costs. SFAS 2, *"Accounting for Research and Development Costs,"* establishes accounting and reporting standards for research and development. In accordance with SFAS 2, costs we incur to enhance our existing products or after the general release of the service using the product are expensed in the period they are incurred and included in research and development costs on our statement of operations.

We capitalize costs related to computer software developed or obtained for internal use in accordance with SOP 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."* Software obtained for internal use has generally been enterprise-level business and finance software that we customize to meet our specific operational needs. Costs incurred in the application development phase are capitalized and amortized over their useful lives, generally three to five years. We have not sold, leased or licensed software developed for internal use to our customers and we have no intention of doing so in the future.

Advertising

We expense advertising costs as we incur them. We recorded advertising expense of approximately $28.9 million in fiscal 2002, $31.6 million in fiscal 2003 and $43.1 million in fiscal 2004.

Foreign Currency

The functional currency of all our foreign subsidiaries is the local currency. Assets and liabilities of our foreign subsidiaries are translated at the exchange rate on the balance sheet date. Revenue, costs and expenses are translated at average rates of exchange in effect during the year. We report translation gains and losses as a separate component of stockholders' equity. We include net gains and losses resulting from foreign exchange transactions on our statement of operations. We recorded net gains from foreign exchange transactions of $0.1 million in fiscal 2002, $5.4 million in fiscal 2003 and $3.1 million in fiscal 2004.

Per Share Computations

We compute basic income or loss per share using the weighted average number of common shares outstanding during the period. We compute diluted income or loss per share using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the shares issuable upon the exercise of stock options under the treasury stock method and vested restricted stock awards. In loss periods, basic and diluted loss per share are identical since the effect of common equivalent shares is anti-dilutive and therefore excluded.

Our diluted net income per share computations for fiscal 2002, 2003 and 2004 included 6.1 million, 5.7 million and 4.6 million common equivalent shares. Our diluted net income per share computations for these periods did not include the effect of options to purchase 8.3 million, 7.0 million and 7.8 million shares of common stock because the option exercise prices were greater than the average market price of our common stock.

Cash Equivalents and Short-Term Investments

We consider highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents consist primarily of money market funds in all periods presented. Short-term investments consist of available-for-sale debt securities that we carry at fair value. We use the specific identification method to compute gains and losses on short-term investments. We include unrealized gains and losses on short-term investments, net of tax, in stockholders' equity. Available-for-sale debt securities are classified as current assets based upon our intent and ability to use any and all of these securities as necessary to satisfy the significant short-term liquidity requirements that may arise from the highly seasonal and cyclical nature of our businesses. Because of our significant business seasonality, stock repurchase programs and acquisition opportunities, cash flow requirements may fluctuate dramatically from quarter to quarter and require us to use a significant amount of the short-term investments held as available-for-sale securities. See Note 2.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are not interest bearing. We maintain an allowance for doubtful accounts to reserve for potentially uncollectible receivables. We review our accounts receivable by aging category to identify specific customers with known disputes or collectibility issues. In determining the amount of the reserve, we make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. We also consider our historical level of credit losses and current economic trends that might impact the level of future credit losses.

Funds Held for Payroll Customers and Payroll Customer Fund Deposits

Funds held for payroll customers represent cash held on behalf of our payroll customers that is invested in cash and cash equivalents and short-term investments. Payroll customer fund deposits consist primarily of payroll taxes we owe on behalf of our payroll customers.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation. We calculate depreciation using the straight-line method over the estimated useful lives of the assets, which range from three to 30 years. We amortize leasehold improvements using the straight-line method over the lesser of their estimated useful lives or remaining lease terms.

Goodwill, Purchased Intangible Assets and Other Long-Lived Assets

We record goodwill when the purchase price of net tangible and intangible assets we acquire exceeds their fair value. In fiscal 2002 we generally amortized goodwill on a straight-line basis over periods ranging from three to five years. However, in accordance with SFAS 142, *"Goodwill and Other Intangible Assets,"* we did not amortize goodwill for acquisitions completed after June 30, 2001, and effective August 1, 2002 we no longer amortized goodwill for acquisitions completed before July 1, 2001. We amortize the cost of identified intangible assets on a straight-line basis over periods ranging from two to seven years.

We regularly perform reviews to determine if the carrying values of our long-lived assets are impaired. In accordance with SFAS 142, we review goodwill and other intangible assets that have indefinite useful lives for impairment at least annually in our fourth fiscal quarter, or more frequently if an event occurs indicating the potential for impairment. In accordance with SFAS 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* we review intangible assets that have finite useful lives and other long-lived assets when an event occurs indicating the potential for impairment. In our reviews, we look for facts or circumstances, either internal or external, indicating that we may not recover the carrying value of the asset. We measure impairment losses related to long-lived assets based on the amount by which the carrying amounts of these assets exceed their fair values. Our measurement of fair value is generally based on a blend of an analysis of the present value of estimated future discounted cash flows and a comparison of revenue and operating income multiples for companies of similar industry and/or size. Our analysis is based on available information and reasonable and supportable assumptions and projections. The discounted cash flow analysis considers the likelihood of possible outcomes and is based on our best estimate of projected future cash flows. If necessary, we perform subsequent calculations to measure the amount of the impairment loss based on the excess of the carrying value over the fair value of the impaired assets.

Stock-Based Incentive Programs

We provide equity incentives to our employees and to our Board members. We apply the intrinsic value recognition and measurement principles of Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* in accounting for stock-based incentives. Accordingly, we are not required to record compensation expense when stock options are granted to eligible participants as long as the exercise price is not less than the fair market value of the stock when the option is granted. We are also not required to record compensation expense in connection with our Employee Stock Purchase Plan as long as the purchase price of the stock is not less than 85% of the lower of the fair market value of the stock at the beginning of each offering period or at the end of each purchase period.

In October 1995 the FASB issued SFAS 123, *"Accounting for Stock-Based Compensation,"* and in December 2002 the FASB issued SFAS 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure."* Although these pronouncements allow us to continue to follow the APB 25 guidelines and not record compensation expense for most employee stock-based awards, we are required to disclose our pro forma net income or loss and net income or loss per share as if we had adopted SFAS 123 and SFAS 148. The pro forma impact of applying SFAS 123 and SFAS 148 in fiscal 2002, 2003 and 2004 does not necessarily represent the pro forma impact in future years.

On March 31, 2004, the FASB issued its exposure draft, *"Share-Based Payment,"* which is a proposed amendment to SFAS 123. The exposure draft would require all share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in the statement of operations based on their fair values. The FASB expects to issue a final standard late in 2004 that would be effective for public companies for fiscal years beginning after December 15, 2004. We have not yet assessed the impact of adopting this new standard.

To determine the pro forma impact of applying SFAS 123, we estimate the fair value of our options using the Black-Scholes option valuation model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. This model also requires the input of highly subjective assumptions including the expected stock price volatility. Our stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates.

Assumptions used for the valuation model are set forth below. Prior to the fourth quarter of fiscal 2004, we based the volatility factor for stock options on the historical volatility of our stock over the most recent five-year period. Beginning in the fourth quarter of fiscal 2004, we based the volatility factor for stock options on the historical volatility of our stock over the most recent three-year period, which is approximately equal to the average expected life of our options.

	STOCK OPTIONS			EMPLOYEE STOCK PURCHASE PLAN		
	FISCAL			FISCAL		
	2002	2003	2004	2002	2003	2004
Expected life (years)	3.39	3.43	3.36	1.00	1.00	1.00
Expected volatility factor	74%	78%	65%	74%	78%	63%
Risk-free interest rate	2.49%	2.07%	2.43%	2.25%	0.98%	1.03%
Expected dividend yield	-	-	-	-	-	-

The following table illustrates the effect on our net income and net income per share if we had applied the fair value recognition provisions of SFAS 123 to stock-based incentives using the Black Scholes valuation model. For purposes of this reconciliation, we add back to previously reported net income all stock-based incentive expense we have recorded that relates to acquisitions. We then deduct the pro forma stock-based incentive expense determined under the fair value method for all awards including those that relate to acquisitions. The pro forma stock-based incentive expense has no impact on our cash flow. In the future, we may elect or be required to use a different valuation model, which could result in a significantly different impact on our pro forma net income or loss.

		FISCAL	
(In thousands, except per share amounts)	2002	2003	2004
Net income			
Net income, as reported	$ 140,160	$ 343,034	$ 317,030
Add: Stock-based employee compensation expense included in reported net income, net of income taxes	5,192	753	533
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of income taxes	(94,726)	(84,384)	(70,480)
Pro forma net income	$ 50,626	$ 259,403	$ 247,083
Net income per share			
Basic - as reported	$ 0.66	$ 1.67	$ 1.62
Basic - pro forma	$ 0.24	$ 1.26	$ 1.26
Diluted - as reported	$ 0.64	$ 1.63	$ 1.58
Diluted - pro forma	$ 0.23	$ 1.23	$ 1.23

The weighted average fair value of options granted during fiscal 2002 was $20.31, during fiscal 2003 was $22.20 and during fiscal 2004 was $19.74.

Concentration of Credit Risk and Significant Customers and Suppliers

We operate in markets that are highly competitive and rapidly changing. Significant technological changes, shifting customer requirements, the emergence of competitive products or services with new capabilities and other factors could negatively impact our operating results.

We are also subject to risks related to changes in the values of our significant balance of short-term investments and funds held for payroll customers. Our portfolio of short-term investments consists of investment-grade securities and our funds held for payroll customers consist of cash and cash equivalents and investment-grade securities. Except for direct obligations of the United States government, securities issued by agencies of the United States government, and money market or cash management funds, we diversify our short-term investments by limiting our holdings with any individual issuer.

We sell a significant portion of our products through third-party retailers and distributors. As a result, we face risks related to the collectibility of our accounts receivable. To appropriately manage this risk, we perform ongoing evaluations of customer credit and limit the amount of credit extended as we deem appropriate but generally do not require collateral. We maintain reserves for estimated credit losses and these losses have historically been within our expectations. However, since we cannot necessarily predict future changes in the financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate.

We sell a significant proportion of our software products directly to many retailers rather than through a few major distributors. No distributor or individual retailer accounted for 10% or more of total net revenue in fiscal 2002, 2003 or 2004, nor did any customer account for 10% or more of accounts receivable at July 31, 2003 or July 31, 2004. Amounts due from Rock Acquisition Corporation under certain licensing and distribution agreements comprised 10.8% of accounts receivable at July 31, 2003 and 10.3% of accounts receivable at July 31, 2004. See Note 9.

We rely on three third-party vendors to perform the manufacturing and distribution functions for our primary desktop software products. We also have a key single-source vendor for our financial supplies business that prints and fulfills orders for all of our checks and most other products for that business. While we believe that relying heavily on key vendors improves the efficiency and reliability of our business operations, relying on any one vendor for a significant aspect of our business can have a significant negative impact on our revenue and profitability if that vendor fails to perform at acceptable service levels for any reason, including financial difficulties of the vendor.

Recent Accounting Pronouncements

On March 31, 2004, the FASB issued its exposure draft, *"Share-Based Payment,"* which is a proposed amendment to SFAS 123. The exposure draft would require all share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in the statement of operations based on their fair values. The FASB expects to issue a final standard late in 2004 that would be effective for public companies for fiscal years beginning after December 15, 2004. We have not yet assessed the impact of adopting this new standard.

2. SHORT-TERM INVESTMENTS AND FUNDS HELD FOR PAYROLL CUSTOMERS

As discussed in Note 1, *"Concentration of Credit Risk and Significant Customers and Suppliers,"* our portfolio of short-term investments consists of investment-grade securities and our funds held for payroll customers consist of cash and cash equivalents and investment-grade securities. Except for direct obligations of the United States government, securities issued by agencies of the United States government, and money market or cash management funds, we diversify our short-term investments by limiting our holdings with any individual issuer.

The following schedule summarizes our short-term investments and funds held for payroll customers at the dates indicated:

	JULY 31, 2003		JULY 31, 2004	
(In thousands)	COST	FAIR VALUE	COST	FAIR VALUE
Type of issue:				
Cash and cash equivalents in funds held for payroll customers	$ 306,007	$ 306,007	$ 231,737	$ 231,737
Available-for-sale debt securities:				
Corporate notes	50,457	50,471	54,378	54,009
Municipal bonds	930,618	931,374	939,717	938,143
U.S. government securities	55,328	54,913	91,684	91,123
Total available-for-sale debt securities	1,036,403	1,036,758	1,085,779	1,083,275
Total short-term investments and funds held for payroll customers	$1,342,410	$1,342,765	$1,317,516	$1,315,012
Classification of investments on the balance sheets:				
Short-term investments	$1,036,403	$1,036,758	$ 994,475	$ 991,971
Funds held for payroll customers	306,007	306,007	323,041	323,041
	$1,342,410	$1,342,765	$1,317,516	$1,315,012

Gross unrealized gains and losses on our available-for-sale debt securities were as follows:

	JULY 31,	
(In thousands)	2003	2004
Gross unrealized gains	$ 1,313	$ 174
Gross unrealized losses	(958)	(2,678)
Net unrealized gains (losses)	$ 355	$ (2,504)

The following table summarizes the fair value and gross unrealized losses related to 367 available-for-sale debt securities, aggregated by type of investment and length of time that individual securities have been in a continuous unrealized loss position, at July 31, 2004:

	IN A LOSS POSITION FOR LESS THAN 12 MONTHS		IN A LOSS POSITION FOR 12 MONTHS OR MORE		TOTAL IN A LOSS POSITION	
July 31, 2004 *(In thousands)*	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES
Corporate notes	$ 41,199	$ (369)	$ -	$ -	$ 41,199	$ (369)
Municipal bonds	375,651	(1,639)	20,945	(101)	396,596	(1,740)
U.S. government securities	72,975	(532)	4,963	(37)	77,938	(569)
	$489,825	$(2,540)	$25,908	$ (138)	$ 515,733	$ (2,678)

We periodically review our investment portfolios to determine if any investment is other-than-temporarily impaired due to changes in credit risk or other potential valuation concerns. At July 31, 2004, we believe that the investments that we hold are not other-than-temporarily impaired. While certain available-for-sale debt securities have fair values that are below cost, we believe that it is probable that principal and interest will be collected in accordance with contractual terms, and that the decline in market value is due to changes in interest rates and not due to increased credit risk.

Gross realized gains and losses on our available-for-sale debt securities were as follows:

	FISCAL		
(In thousands)	2002	2003	2004
Gross realized gains	$1,909	$1,885	$ 728
Gross realized losses	(193)	(49)	(337)
Net realized gains	$1,716	$1,836	$ 391

The following table summarizes our available-for-sale debt securities held in short-term investments classified by the stated maturity date of the security:

	JULY 31, 2004	
(In thousands)	COST	FAIR VALUE
Due within one year	$ 280,757	$ 280,417
Due within two years	256,985	255,788
Due within three years	15,295	15,186
Due after three years	532,742	531,884
	$1,085,779	$1,083,275

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at the dates indicated:

(Dollars in thousands)	LIFE IN YEARS	JULY 31, 2003	2004
Equipment	3-5	$215,605	$253,063
Computer software	3-5	99,258	131,481
Furniture and fixtures	5	28,930	28,557
Leasehold improvements	5-10	69,291	71,741
Land	N/A	2,287	2,348
Buildings	30	25,875	26,646
Capital in progress	N/A	22,267	55,923
		463,513	569,759
Less accumulated depreciation and amortization		(275,260)	(336,658)
		$188,253	$233,101

Capital in progress consists primarily of costs related to internal use software projects. As discussed in Note 1, *"Software Development Costs,"* we capitalize costs related to the development of computer software for internal use in accordance with SOP 98-1. We capitalized internal use software costs totaling $19.9 million in fiscal 2002, $43.0 million in fiscal 2003 and $65.9 million in fiscal 2004. These amounts included capitalized labor costs of $12.9 million in fiscal 2002, $23.0 million in fiscal 2003 and $21.7 million in fiscal 2004. Costs related to internal use software projects are included in the capital in progress category of property and equipment until project completion, at which time they are transferred to the computer software category and amortized on a straight-line basis over their useful lives, generally three to five years.

4. GOODWILL AND PURCHASED INTANGIBLE ASSETS

As discussed in Note 1, *"Goodwill, Purchased Intangible Assets and Other Long-Lived Assets,"* we adopted SFAS 142 on August 1, 2002. As a result, goodwill is no longer amortized but is subject to annual impairment tests. Most other intangible assets continue to be amortized over their estimated useful lives. If the non-amortization provisions of SFAS 142 had been in effect from the beginning of fiscal 2002, net income from continuing operations would have been $135.8 million and net income would have been $222.3 million in fiscal 2002. Diluted net income from continuing operations would have been $0.62 per share and diluted net income would have been $1.02 per share in that fiscal year.

Changes in the carrying value of goodwill by reportable segment during fiscal 2004 were as follows. Our reportable segments are described in Note 11.

(In thousands)	BALANCE JULY 31, 2003	GOODWILL ACQUIRED/ ADJUSTED	GOODWILL IMPAIRMENT CHARGE	FOREIGN CURRENCY TRANSLATION	BALANCE JULY 31, 2004
QuickBooks-Related	$ 6,067	$ 98,366	$ -	$ -	$ 104,433
Intuit-Branded Small Business	473,240	(700)	(18,664)	-	453,876
Consumer Tax	11,204	(709)	-	-	10,495
Professional Tax	90,507	-	-	-	90,507
Other Businesses	10,073	-	-	646	10,719
	$ 591,091	$ 96,957	$ (18,664)	$ 646	$ 670,030

The increase in goodwill was related primarily to our acquisition of Innovative Merchant Solutions in the first quarter of fiscal 2004. See Note 7. The goodwill impairment charge is described later in this Note 4.

Purchased intangible assets consisted of the following at the dates indicated:

		JULY 31,	
(Dollars in thousands)	LIFE IN YEARS	2003	2004
Customer lists	3-7	$ 171,237	$ 190,953
Less accumulated amortization		(105,771)	(130,905)
		65,466	60,048
Purchased technology	2-7	143,605	147,246
Less accumulated amortization		(93,694)	(107,189)
		49,911	40,057
Trade names and logos	2-7	17,199	17,524
Less accumulated amortization		(10,293)	(12,711)
		6,906	4,813
Covenants not to compete	2-5	9,410	11,384
Less accumulated amortization		(6,248)	(9,001)
		3,162	2,383
Total purchased intangible assets		341,451	367,107
Total accumulated amortization		(216,006)	(259,806)
Total net purchased intangible assets		$ 125,445	$ 107,301

The increases in customer lists and covenants not to compete were due primarily to our acquisition of Innovative Merchant Solutions in the first quarter of fiscal 2004. See Note 7.

We summarize the following expenses on the acquisition-related charges line of our statement of operations:

	FISCAL		
(In thousands)	2002	2003	2004
Amortization of goodwill	$122,629	$ -	$ -
Amortization of purchased intangible assets	28,112	32,692	23,583
Amortization of acquisition-related deferred compensation	8,654	1,255	889
Total acquisition-related charges	$159,395	$ 33,947	$ 24,472

At July 31, 2004, we expected annual amortization of our purchased intangible assets by fiscal year to be as shown in the following table. Amortization of purchased intangible assets is charged primarily to amortization of purchased software in cost of revenue and to acquisition-related charges in operating expenses on our statement of operations. Future acquisitions could cause these amounts to increase. In addition, if impairment events occur they could accelerate the timing of charges.

FISCAL YEAR ENDING JULY 31, *(dollars in thousands)*	EXPECTED AMORTIZATION EXPENSE
2005	$ 38,309
2006	32,142
2007	20,178
2008	9,963
2009	6,272
Thereafter	437
Total expected future amortization expense	$107,301

As discussed in Note 1, we regularly perform reviews to determine if the carrying values of our goodwill and purchased intangible assets may be impaired. We look for the existence of facts and circumstances, either internal or external, which indicate that the carrying value of the asset may not be recovered.

Fiscal 2002

During the second quarter of fiscal 2002, events and circumstances indicated impairment of goodwill and intangible assets that we received in connection with our acquisitions of an Internet-based advertising business from Venture Finance Software Corp. in August 2000 (part of our Other Businesses segment) and the Site Solutions business that we acquired from Boston Light Corp. in August 1999 (part of our Intuit-Branded Small Business segment).

Indicators of impairment for our Internet-based advertising business included a steep decline in demand for online advertising reflecting the industry-wide decline in Internet advertising spending, as well as management's assessment that revenues and profitability would continue to decline in the future based on analyses and forecasts completed during the second quarter of fiscal 2002. The primary indicator of impairment for our Site Solutions business was management's decision to transition the customer base of Site Solutions and collaborate with a third party to provide the Web site building service. This collaboration, which began in the second quarter of fiscal 2002, eliminated our use of technology purchased from Boston Light.

In each case, we measured the impairment loss based on the amount by which the carrying amount of the assets exceeded their fair value based on lower projected profits and decreases in cash flow. Our measurement of fair value was based on an analysis of the future discounted cash flows as discussed in Note 1. Based on our analyses, in the second quarter of fiscal 2002 we recorded charges of $22.6 million to reduce the carrying value of the assets associated with our Internet-based advertising business to zero, and a charge of $4.7 million to reduce the carrying value of assets relating to our Site Solutions business to zero.

Fiscal 2004

During the fourth quarter of fiscal 2004, events and circumstances indicated impairment of goodwill that we recorded in connection with our acquisition of Intuit Public Sector Solutions, or IPSS, in May 2002 (part of our Intuit-Branded Small Business segment). The primary indicator of impairment was the fact that actual sales levels did not meet initial projections.

We measured the impairment loss based on the amount by which the carrying amount of goodwill exceeded the fair value based on lower projected profits and decreases in cash flow. Our measurement of fair value was based on a blend of an analysis of the future discounted cash flows and a comparison of revenue and operating income multiples for companies of similar industry and/or size as discussed in Note 1. Based on our analysis, in the fourth quarter of fiscal 2004 we recorded a charge of $18.7 million to reduce the carrying value of the goodwill to $10.9 million.

In August 2004 management formally approved a plan to sell IPSS. This subsidiary will be presented as discontinued operations beginning in fiscal 2005.

5. COMPREHENSIVE NET INCOME (LOSS)

SFAS 130, *"Reporting Comprehensive Income,"* establishes standards for reporting and displaying comprehensive net income (loss) and its components in stockholders' equity. SFAS 130 requires the components of other comprehensive income (loss), such as changes in the fair value of available-for-sale securities and foreign translation adjustments, to be added to our net income (loss) to arrive at comprehensive income (loss). Other comprehensive income (loss) items have no impact on our net income (loss) as presented on our statement of operations.

The components of accumulated other comprehensive income (loss), net of income taxes, were as follows:

	UNREALIZED GAIN (LOSS) ON			
(In thousands)	MARKETABLE SECURITIES	SHORT-TERM INVESTMENTS	FOREIGN CURRENCY TRANSLATION	TOTAL
Balance at July 31, 2001	$ 23,958	$ 4,686	$ (464)	$ 28,180
Unrealized losses, net of income tax benefits of $18,082 and $1,065	(27,123)	(1,598)	-	(28,721)
Reclassification adjustment for realized gain included in net income, net of income tax benefit of $1,120 and $687	(1,680)	(1,030)	-	(2,710)
Translation adjustment	-	-	(424)	(424)
Other comprehensive loss	(28,803)	(2,628)	(424)	(31,855)
Balance at July 31, 2002	(4,845)	2,058	(888)	(3,675)
Unrealized gain (loss), net of income tax provision of $8,582 and benefit of $496	12,873	(743)	-	12,130
Reclassification adjustment for realized gain included in net income, net of income tax benefit of $5,282 and $734	(7,923)	(1,102)	-	(9,025)
Translation adjustment	-	-	(219)	(219)
Other comprehensive income (loss)	4,950	(1,845)	(219)	2,886
Balance at July 31, 2003	105	213	(1,107)	(789)
Unrealized gain (loss), net of income tax provision of $180 and benefit of $987	270	(1,481)	-	(1,211)
Reclassification adjustment for realized gain included in net income, net of income tax benefit of $156	-	(234)	-	(234)
Translation adjustment	-	-	(1,141)	(1,141)
Other comprehensive income (loss)	270	(1,715)	(1,141)	(2,586)
Balance at July 31, 2004	$ 375	$ (1,502)	$ (2,248)	$ (3,375)

6. DEFERRED COMPENSATION

When we assume unvested stock options in connection with acquisitions, we record deferred stock-based compensation as a reduction of stockholders' equity. The amount recorded is equal to the difference between the exercise price of the unvested options and the fair market value of Intuit stock as of the closing date of the acquisition. When we grant restricted stock to employees that is subject to vesting, we also record deferred stock-based compensation equal to the difference between the purchase price and the fair market value of the stock at the date of grant. Deferred stock-based compensation is amortized straight-line over the vesting term of these options and restricted stock awards.

The following table summarizes the activity in deferred stock-based compensation:

		FISCAL	
(In thousands)	2002	2003	2004
Beginning balance	$ 21,720	$ 12,628	$ 25,850
Deferred stock-based compensation:			
Restricted stock awards	-	18,082	1,089
Deferred stock-based compensation	1,620	-	-
Cancellation of restricted stock awards and deferred stock-based compensation	-	(891)	(384)
Total deferred stock-based compensation	1,620	17,191	705
Amortization of deferred stock-based compensation:			
General and administrative expense	(2,534)	(2,714)	(6,232)
Acquisition-related charges	(8,654)	(1,255)	(889)
Total amortization of deferred stock-based compensation	(11,188)	(3,969)	(7,121)
Other	476	-	-
Ending balance	$ 12,628	$ 25,850	$ 19,434

7. ACQUISITIONS

The acquisitions described below have been accounted for as purchase transactions and, accordingly, the results of operations and financial position of the acquired businesses are included in Intuit's financial statements from the date of acquisition. We allocate the difference between the purchase price and the net book value of acquired tangible assets between identified intangible assets and goodwill. Identified intangible assets consist of customer lists, purchased technology, trade names and logos, and covenants not to compete.

Fiscal 2002

In November 2001 we acquired substantially all of the assets of OMware, Inc. for $35.5 million or 924,973 shares of Intuit common stock, approximately $2.1 million in the assumption of debt and bridge loans and up to $8 million in Intuit common stock to be issued contingent upon the achievement of future performance objectives by the business unit. OMware was branded as Intuit Construction Business Solutions and became part of our Intuit-Branded Small Business segment. ICBS provides business management software solutions for construction companies. We allocated approximately $8.5 million of the purchase price to identified intangible assets and recorded the excess purchase price of $27.1 million as goodwill. The identified intangible assets are being amortized over five years.

In May 2002 we purchased all of the outstanding stock of The Flagship Group for approximately $23.3 million or 455,259 shares of Intuit common stock, the assumption of $4.7 million in debt and $3.3 million in cash. Flagship was the parent company of American Fundware, Inc., which was branded as Intuit Public Sector Solutions and became part of our Intuit-Branded Small Business segment. IPSS offers financial accounting solutions for nonprofit organizations, universities and government agencies. In connection with the agreement, we also assumed Flagship's outstanding employee stock options for 1,204,000 shares of Flagship common stock, which were converted into options to purchase 130,316 shares of Intuit common stock. We allocated approximately $4.2 million of the purchase price to identified intangible assets and recorded the excess purchase price of $29.6 million as goodwill. The identified intangible assets are being amortized over terms ranging from three to 12 years.

In June 2002 we acquired all of the outstanding stock of CBS Employer Services, Inc. for approximately $75.3 million in cash and $3.2 million or 73,795 shares of Intuit common stock. CBS is a provider of full-service outsourced payroll functions for small businesses and became part of our Intuit-Branded Small Business segment. In connection with the agreement, we also assumed CBS's outstanding employee stock options for 665,504 shares of CBS common stock, which were converted into options to purchase 193,891 shares of Intuit common stock. We allocated approximately $9.3 million of the purchase price to identified intangible assets and recorded the excess purchase price of $74.8 million as goodwill. The identified intangible assets are being amortized over terms ranging from five to six years. In fiscal 2003 we reduced the goodwill related to this acquisition by $2.6 million to reflect revisions to our restructuring plan and other acquisition-related adjustments.

In July 2002 we purchased all of the outstanding stock of Management Reports, Inc. for approximately $92.2 million in cash. MRI was branded as Intuit Real Estate Solutions and became part of our Intuit-Branded Small Business segment. Intuit Real Estate Solutions provides business management software solutions for residential, commercial and corporate property managers. We allocated approximately $14.0 million of the purchase price to identified intangible assets and recorded the excess purchase price of $73.4 million as goodwill. The identified intangible assets are being amortized over terms ranging from five to seven years.

In July 2002 we acquired substantially all of the assets of Eclipse, Inc. for approximately $88.3 million in cash. Eclipse was branded as Intuit Distribution Management Solutions and became part of our Intuit-Branded Small Business segment. IDMS provides business management software solutions for wholesale durable goods distributors. We allocated approximately $35.8 million of the purchase price to identified intangible assets and recorded the excess purchase price of $41.4 million as goodwill. The identified intangible assets are being amortized over terms ranging from one to seven years.

If we had completed all of our fiscal 2002 acquisitions on August 1, 2001, unaudited net revenue for fiscal 2002 would have been $1.41 billion. Due primarily to the amortization of goodwill and intangible assets for these acquisitions, we would have reported an unaudited net loss from continuing operations of $0.4 million while unaudited net income would have been $86.1 million in that fiscal year. Unaudited diluted net income per share from continuing operations would have been zero and unaudited diluted net income per share would have been $0.40 per share in fiscal 2002.

Fiscal 2003

In September 2002 we acquired all of the outstanding stock of Blue Ocean Software, Inc. for approximately $177.3 million in cash. We paid $16.5 million of the purchase price into a third-party escrow account. This amount was paid in fiscal 2004 in accordance with the terms of the escrow agreement. Blue Ocean offers software solutions that help businesses manage their information technology resources and assets. We acquired this company as part of our Right for Me strategy to offer a wider range of business solutions for small businesses. Blue Ocean was branded as Intuit Information Technology Solutions and became part of our Intuit-Branded Small Business segment. We allocated approximately $13.2 million of the purchase price to purchased technology and $7.8 million to in-process research and development, which was charged to expense in the first quarter of fiscal 2003. We recorded the excess purchase price of $150.8 million as goodwill. The purchased technology is being amortized over six years. Blue Ocean's results of operations for periods prior to the date of acquisition were not material when compared with our consolidated results.

In the past, we marketed and sold our Premier Payroll Service jointly with Wells Fargo Bank. In February 2003 we acquired for $29.2 million in cash the rights to brand and market the offering directly to Premier Payroll Service customers who currently use Intuit's service. As a result of this agreement, we no longer pay royalties to Wells Fargo on Premier Payroll Service revenue. We recorded the purchase price as a purchased intangible asset and are amortizing it on a straight-line basis to cost of service revenue over five years, the estimated useful life of the customer base. Total accumulated amortization for this asset was $2.7 million at July 31, 2003 and $8.5 million at July 31, 2004.

In July 2003 we acquired all of the outstanding stock of Income Dynamics, Inc. for approximately $10.0 million or 224,589 shares of Intuit common stock and $0.3 million in cash. Income Dynamics offers software that provides tools for taxpayers to determine the fair market value of items donated to charities. Income Dynamics became part of our Consumer Tax segment. We allocated approximately $3.2 million of the purchase price to identified intangible assets and recorded the excess purchase price of $7.9 million as goodwill. The identified intangible assets are being amortized over terms ranging from two to five years. Income Dynamics' results of operations for periods prior to the date of acquisition were not material when compared with our consolidated results.

Fiscal 2004

In October 2003 we acquired all of the membership interests of Innovative Merchant Solutions LLC and a related entity doing business as Innovative Gateway Solutions (together, IMS) for an aggregate purchase price of approximately $116.7 million in cash. Of the total purchase price, $86.3 million was paid to the members of IMS and $30.4 million was deposited into a third-party escrow account at closing. Of the cash deposited into escrow, $10.4 million is payable to former IMS members in January 2005 and the remaining $20.0 million will be paid to former IMS members from escrow in installments of $12.0 million and $8.0 million in October 2004 and October 2005 upon the satisfaction of certain operating contingencies.

IMS offers a full range of merchant services to small businesses nationwide, including credit and debit card processing services. We acquired IMS as part of our Right for Me strategy to offer a wider range of business solutions for small businesses. IMS became part of our QuickBooks-Related segment. On a preliminary basis, we allocated approximately $17.3 million of the IMS purchase price to identified intangible assets and recorded the excess purchase price of $98.4 million as goodwill. We do not expect that any adjustments to the purchase price or the purchase price allocation will be material. The identified intangible assets are being amortized over terms ranging from two to four years. IMS's results of operations for periods prior to the date of acquisition were not material when compared with our consolidated results.

Purchase Price Allocation and Acquired Goodwill by Reportable Segment

Purchase prices for the acquisitions described above have been allocated on the basis of their fair values on the acquisition dates as follows:

	FISCAL		
(In thousands)	2002	2003	2004
Tangible assets	$ 88,290	$ 15,478	$ 5,370
Intangible assets:			
Goodwill	246,542	160,658	96,957
Customer lists	38,295	25,018	19,000
Purchased technology	30,197	22,263	3,602
Trade names and logos	7,251	493	220
Covenant not to compete	1,595	1,750	1,799
Deferred revenue	(10,873)	(7,290)	-
Assumption of debt/bridge loans	(6,840)	(545)	-
Accrued restructuring	(4,212)	(597)	-
Acquisition costs	(2,570)	(689)	117
Other tangible liabilities	(63,916)	5,314	(3,502)
In-process research and development	2,151	8,859	-
	$325,910	$230,712	$123,563
Cash consideration paid and cash consideration payable	$259,551	$220,717	$123,563
Stock consideration paid and fair value of stock options assumed	66,359	9,995	-
	$325,910	$230,712	$123,563

Deferred stock compensation is recorded in stockholders' equity and is being amortized over the vesting period of the applicable options using the straight-line method. Until July 31, 2002, goodwill was amortized over estimated useful lives that ranged from three to five years. We adopted SFAS 142 on August 1, 2002 and as a result no longer amortize goodwill. We amortize most other intangible assets over their estimated useful lives, which range from two to seven years. See Note 1 and Note 4.

The following table presents acquired goodwill by reportable business segment. The table includes purchase price adjustments that lowered recorded goodwill for certain acquisitions.

	FISCAL		
(In thousands)	2002	2003	2004
QuickBooks-Related	$ -	$ 818	$ 98,366
Intuit-Branded Small Business	246,347	147,215	(700)
Consumer Tax	-	7,896	(709)
Professional Tax	(2,200)	-	-
Other Businesses	2,395	4,729	-
	$246,542	$160,658	$ 96,957

Of the total goodwill acquired, amounts deductible for income tax purposes totaled $115.0 million in fiscal 2002, $0.8 million in fiscal 2003 and $78.4 million in fiscal 2004.

8. DIVESTITURES

In March 2002 we paid $12.0 million to terminate our remaining $20.3 million obligation under an interactive services agreement related to our Quicken Bill Manager business. We recorded a pre-tax gain of $8.3 million and related tax expense of $2.7 million in fiscal 2002 in connection with the termination of this agreement.

9. DISCONTINUED OPERATIONS

Quicken Loans

In July 2002 we sold 87.5% of our Quicken Loans mortgage business to Rock Acquisition Corporation and recorded a pre-tax gain of $23.3 million on the transaction. We retained a 12.5% non-voting equity interest in Rock, which we accounted for on a cost basis. In October 2002, we sold our minority interest in Rock to Rock's majority shareholders and recorded a $5.6 million gain on the transaction. As part of the original sale transaction, we also agreed to provide a line of credit of up to $375.0 million to fund mortgage loans for a transitional period of up to six months. The line was repaid in full in January 2003.

We accounted for the sale of Quicken Loans as discontinued operations in accordance with APB Opinion No. 30. The net assets, operating results and cash flows of Quicken Loans have therefore been segregated from continuing operations on our balance sheets, statements of operations and statements of cash flows for all periods prior to the sale. In fiscal 2002 Quicken Loans net revenue was $189.2 million and Quicken Loans income before income taxes was $73.6 million.

Concurrent with the sale, Rock licensed the right to use our Quicken Loans trademark for its residential home loan and home equity loan products. We will receive a minimum royalty of $1.75 million a year for five years under the licensing agreement. We also entered into a five-year distribution agreement with Rock through which it will provide mortgage services on Quicken.com. In July 2004 we amended the distribution agreement to reduce the minimum fees over the life of the agreement by $1.75 million. We will receive minimum fees of $0.75 million a year for two years, $0.5 million for the third year and no minimum fees for the fourth and fifth years under the distribution agreement. The royalties from the licensing agreement and the fees from the distribution agreement are recorded as earned and included in interest and other income on our statement of operations.

We recorded royalties under the trademark licensing agreement of $9.3 million in fiscal 2003 and fiscal 2004. We recorded fees under the distribution agreement of $0.8 million in fiscal 2003 and $0.9 million in fiscal 2004. Fees due from Rock under these agreements totaled $9.5 million at July 31, 2003 and July 31, 2004 and were included in accounts receivable on our balance sheet.

Intuit KK

In February 2003 we sold all of the outstanding stock of our wholly owned Japanese subsidiary, Intuit KK, to a private equity investment firm located in Japan for approximately $79.0 million. Intuit KK was part of our Other Businesses segment. In accordance with the provisions of SFAS 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* we accounted for the sale as discontinued operations. The net assets, operating results and cash flows of Intuit KK have therefore been segregated from continuing operations on our balance sheets, statements of operations and statements of cash flows for all periods prior to the sale. Intuit KK net revenue was $46.1 million in fiscal 2002 and $26.6 million in fiscal 2003. Intuit KK income before income taxes was $14.4 million in fiscal 2002 and $5.6 million in fiscal 2003. We recorded a gain on disposal of discontinued operations of $71.0 million, net of income taxes of $5.1 million, in the third quarter of fiscal 2003.

10. LOSS ON IMPAIRMENT OF LONG-LIVED ASSET

In connection with the sale of our Quicken Bill Manager business in May 2001, we acquired a $27.0 million long-term asset related to future consideration from Princeton eCom. Quicken Bill Manager was part of our Other Businesses segment. During fiscal 2002, events and circumstances indicated impairment of this asset. These indicators included the deterioration of Princeton eCom's financial position and the decreased likelihood that it would receive future funding. Based on our analysis we determined that the fair value of this asset was impaired and recorded a charge of $27.0 million in fiscal 2002 to reduce its carrying value to zero.

11. INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

SFAS 131, *"Disclosures about Segments of an Enterprise and Related Information,"* establishes standards for the way in which public companies disclose certain information about operating segments in their financial reports. Consistent with SFAS 131, we have defined five reportable segments, described below, based on factors such as how we manage our operations and how our chief operating decision maker views results. We define the chief operating decision maker as the office of the chief executive officer, our chief financial officer and our Board of Directors.

In the fourth quarter of fiscal 2004 we revised our reportable segments to reflect the way we currently manage and view our business. We combined our fiscal 2003 QuickBooks segment with the businesses from our fiscal 2003 Small Business Products and Services segment that relate to and support QuickBooks to form the fiscal 2004 segment called QuickBooks-Related. We also combined our outsourced payroll and information technology businesses with our fiscal 2003 Vertical Business Management Solutions segment to form the fiscal 2004 segment called Intuit-Branded Small Business. We made no changes to our Consumer Tax, Professional Tax and Other Businesses segments. We have reclassified previously reported fiscal 2003 and 2002 segment results to be consistent with the fiscal 2004 presentation.

We reclassified a total of $28.1 million for certain fiscal 2003 electronic filing revenue in our Consumer Tax and Professional Tax segments from product revenue to service revenue to be consistent with our fiscal 2004 presentation. Total fiscal 2003 revenue for each of these segments did not change as a result of these reclassifications.

QuickBooks-Related product revenue is derived primarily from QuickBooks desktop software products; QuickBooks Do-It-Yourself Payroll, or DIY, which offers payroll tax tables, forms and electronic tax payment and filing on a subscription basis to small businesses that prepare their own payrolls; and financial supplies such as paper checks, envelopes and invoices. QuickBooks-Related service revenue is derived primarily from QuickBooks Online Edition, QuickBooks support plans and merchant services. Other revenue for this segment consists primarily of royalties from small business online services.

Intuit-Branded Small Business product revenue is derived primarily from business management software for information technology and four selected industries: wholesale durable goods; residential, commercial and corporate property management; construction; and nonprofit organizations, universities and government agencies. In August 2004 management formally approved a plan to sell our Intuit Public Sector Solutions business. Intuit-Branded Small Business service revenue is derived from technical support, consulting and training services for those software products and from outsourced payroll services. Service revenue for this segment also includes interest earned on funds held for payroll customers.

Consumer Tax product revenue is derived primarily from TurboTax federal and state consumer desktop tax return preparation software. Consumer Tax service revenue is derived primarily from TurboTax for the Web online tax return preparation services and consumer electronic filing services.

Professional Tax product revenue is derived primarily from ProSeries and Lacerte professional tax preparation software products. Professional Tax service revenue consists of electronic filing and training services.

Other Businesses consist primarily of Quicken and Canada. Quicken product revenue is derived primarily from Quicken desktop software products. Quicken other revenue consists primarily of fees from consumer online transactions and from Quicken-branded credit card and bill payment offerings that we provide through our partners. We exited the online advertising business in the fourth quarter of fiscal 2004. In Canada, product revenue is derived primarily from localized versions of QuickBooks and Quicken as well as QuickTax and TaxWiz consumer desktop tax return preparation software and ProFile professional tax preparation products. Service revenue in Canada consists primarily of revenue from software maintenance contracts sold with QuickBooks.

All reportable segments except Intuit-Branded Small Business and Other Businesses operate solely in the United States. All segments sell primarily to customers located in the United States. International total net revenue was less than 5% of consolidated total net revenue for all periods presented.

Corporate includes costs such as corporate general and administrative expenses that are not allocated to specific segments. Corporate also includes reconciling items such as acquisition-related costs (which include acquisition-related charges, impairment of goodwill and purchased intangible assets, amortization of purchased software and charges for purchased research and development), realized net gains or losses on marketable securities and other investments, and interest and other income.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 1. Except for goodwill and purchased intangible assets, we do not generally track assets by reportable segment and, consequently, we do not disclose assets by reportable segment.

The following tables show our financial results by reportable segment for fiscal 2002, 2003 and 2004.

FISCAL 2002 *(In thousands)*	QUICKBOOKS RELATED	INTUIT-BRANDED SMALL BUSINESS	CONSUMER TAX	PROFESSIONAL TAX	OTHER BUSINESSES	CORPORATE	CONSOLIDATED
Product revenue	$ 396,552	$ 9,125	$ 219,403	$ 219,252	$ 129,463	$ -	$ 973,795
Service revenue	50,116	77,612	128,354	6,495	7,359	-	269,936
Other revenue	13,440	219	3,340	-	51,498	-	68,497
Total net revenue	**460,108**	**86,956**	**351,097**	**225,747**	**188,320**	**-**	**1,312,228**
Segment operating income (loss)	207,828	(29,608)	217,997	121,940	38,447	-	556,604
Common expenses	-	-	-	-	-	(283,129)	(283,129)
Subtotal	207,828	(29,608)	217,997	121,940	38,447	(283,129)	273,475
Amortization of purchased software	-	-	-	-	-	(7,159)	(7,159)
Charge for purchased research and development	-	-	-	-	-	(2,151)	(2,151)
Acquisition-related charges	-	-	-	-	-	(159,395)	(159,395)
Loss on impairment of goodwill and purchased intangible assets	-	-	-	-	-	(27,270)	(27,270)
Loss on impairment of long-lived asset	-	-	-	-	-	(27,000)	(27,000)
Interest and other income	-	-	-	-	-	27,276	27,276
Realized net loss on marketable securities	-	-	-	-	-	(15,535)	(15,535)
Net gain on divestiture	-	-	-	-	-	8,308	8,308
Income (loss) from continuing operations before income taxes	**$ 207,828**	**$ (29,608)**	**$ 217,997**	**$ 121,940**	**$ 38,447**	**$ (486,055)**	**$ 70,549**

FISCAL 2003 *(In thousands)*	QUICKBOOKS RELATED	INTUIT-BRANDED SMALL BUSINESS	CONSUMER TAX	PROFESSIONAL TAX	OTHER BUSINESSES	CORPORATE	CONSOLIDATED
Product revenue	$ 465,159	$ 62,989	$ 231,096	$ 223,797	$ 141,242	$ -	$1,124,283
Service revenue	70,511	173,370	189,183	19,622	4,522	-	457,208
Other revenue	16,965	3,554	2,618	-	46,115	-	69,252
Total net revenue	**552,635**	**239,913**	**422,897**	**243,419**	**191,879**	**-**	**1,650,743**
Segment operating income (loss)	247,624	(213)	271,587	141,343	57,840	-	718,181
Common expenses	-	-	-	-	-	(318,347)	(318,347)
Subtotal	247,624	(213)	271,587	141,343	57,840	(318,347)	399,834
Amortization of purchased software	-	-	-	-	-	(13,796)	(13,796)
Charge for purchased research and development	-	-	-	-	-	(8,859)	(8,859)
Acquisition-related charges	-	-	-	-	-	(33,947)	(33,947)
Interest and other income	-	-	-	-	-	38,694	38,694
Realized net gain on marketable securities	-	-	-	-	-	10,912	10,912
Income (loss) from continuing operations before income taxes	**$ 247,624**	**$ (213)**	**$ 271,587**	**$ 141,343**	**$ 57,840**	**$ (325,343)**	**$ 392,838**

FISCAL 2004 *(In thousands)*	QUICKBOOKS RELATED	INTUIT-BRANDED SMALL BUSINESS	CONSUMER TAX	PROFESSIONAL TAX	OTHER BUSINESSES	CORPORATE	CONSOLIDATED
Product revenue	$ 534,052	$ 72,250	$ 231,730	$ 226,121	$ 148,209	$ -	$ 1,212,362
Service revenue	97,161	195,038	257,883	25,773	7,826	-	583,681
Other revenue	22,701	5,093	367	-	43,459	-	71,620
Total net revenue	**653,914**	**272,381**	**489,980**	**251,894**	**199,494**	**-**	**1,867,663**
Segment operating income (loss)	288,974	11,695	320,314	138,460	66,022	-	825,465
Common expenses	-	-	-	-	-	(348,546)	(348,546)
Subtotal	288,974	11,695	320,314	138,460	66,022	(348,546)	476,919
Amortization of purchased software	-	-	-	-	-	(13,456)	(13,456)
Acquisition-related charges	-	-	-	-	-	(24,472)	(24,472)
Loss on impairment of goodwill and purchased intangible assets	-	-	-	-	-	(18,664)	(18,664)
Interest and other income	-	-	-	-	-	30,844	30,844
Realized net gain on marketable securities	-	-	-	-	-	1,729	1,729
Income (loss) from continuing operations before income taxes	**$ 288,974**	**$ 11,695**	**$ 320,314**	**$ 138,460**	**$ 66,022**	**$ (372,565)**	**$ 452,900**

12. OTHER CURRENT LIABILITIES

Other current liabilities were as follows at the dates indicated:

	JULY 31,	
(In thousands)	2003	2004
Reserve for product returns	$34,406	$36,877
Reserve for rebates	10,401	16,216
Executive deferred compensation plan	6,245	13,246
Other accruals	8,077	16,956
	$59,129	$83,295

13. LONG-TERM OBLIGATIONS AND COMMITMENTS

Long-Term Obligations

Long-term obligations were as follows at the dates indicated:

	JULY 31,	
(In thousands)	2003	2004
Mountain View vacancy reserve	$ 9,701	$ 8,940
Other vacancy reserves	3,778	2,573
CBS Employer Services acquisition accrual	17,505	51
Capital lease obligations: monthly installments through 2007; interest rate 2.66%	-	5,771
Deferred rent	-	3,479
Other	861	309
Total long-term obligations	31,845	21,123
Less current portion (included in other current liabilities)	(2,580)	(4,729)
Long-term obligations due after one year	$29,265	$16,394

Reserve for Vacant Facilities

During fiscal 2002, we concluded that we would not occupy two vacant leased buildings in Mountain View, California and that we would be unable to recover a substantial portion of our lease obligations by subleasing the vacant space. In that period, we recorded a $13.2 million reserve that was equal to the remaining future lease commitments for these facilities, net of estimated future sublease income. During fiscal 2003, we decided that based on corporate growth requirements and the current real estate market in the San Francisco Bay Area, we would reoccupy one of the two vacant buildings and that the reserve for the other vacant building should be increased to reflect our revised estimate of future sublease income for that facility. We recorded a net adjustment of $0.5 million to the reserve that, along with the reversal of reserves related to various smaller facilities, resulted in a total credit for vacant facilities of $1.1 million on our statement of operations in fiscal 2003. During fiscal 2004, based on the current real estate market in the San Francisco Bay Area, we recorded a $0.7 million increase to the reserve for the remaining Mountain View building to reflect our revised estimate of future sublease income for that facility. Our actual future cash payments may exceed the total Mountain View reserve balance at July 31, 2004 by a maximum of $1.9 million if we are unable to sublease the remaining reserved Mountain View property. The lease related to this facility ends in fiscal 2010.

Activity in this reserve for vacant facilities during fiscal 2002, 2003 and 2004 was as follows:

	FISCAL		
(In thousands)	2002	2003	2004
Beginning balance	$ -	$ 12,478	$ 9,701
Additions to reserve	13,237	1,352	729
Cash lease payments applied against the reserve	(759)	(2,257)	(1,339)
Release of reserve	-	(1,872)	(151)
Ending balance	$12,478	$ 9,701	$ 8,940

The short-term and long-term components of this reserve and their location on our balance sheet were as follows at the dates indicated.

	JULY 31,	
(In thousands)	2003	2004
Short-term portion of reserves in other current liabilities	$ 1,394	$ 1,374
Long-term portion of reserves in long-term obligations	8,307	7,566
Total reserves	$ 9,701	$ 8,940

CBS Employer Services Acquisition Accrual

We acquired CBS Employer Services, Inc. in the fourth quarter of fiscal 2002. See Note 7. In connection with this acquisition, we recorded a total accrual of $26.4 million that included $21.6 million for purchase price deferrals and $4.8 million for restructuring and transaction costs. In fiscal 2003 we reduced the restructuring accrual by $3.4 million and reduced the goodwill related to this acquisition by the same amount to reflect revisions to our restructuring plan. Activity in this reserve during fiscal 2002, 2003 and 2004 was as follows:

(In thousands)	BEGINNING BALANCE	ADDITIONS TO RESERVE	CASH PAYMENTS	ADJUSTMENTS	ENDING BALANCE
Fiscal 2002					
Non-compete clause	$ -	$ 1,700	$ -	$ -	$ 1,700
Purchase price deferrals	-	14,043	(900)	-	13,143
Shareholder escrow	-	5,800	-	-	5,800
Restructuring and transaction costs	-	4,818	(102)	-	4,716
	$ -	$ 26,361	$ (1,002)	$ -	$ 25,359
Fiscal 2003					
Non-compete clause	$ 1,700	$ -	$ -	$ -	$ 1,700
Purchase price deferrals	13,143	-	(796)	959	13,306
Shareholder escrow	5,800	-	(3,301)	-	2,499
Restructuring and transaction costs	4,716	-	(1,335)	(3,381)	-
	$ 25,359	$ -	$ (5,432)	$ (2,422)	$ 17,505
Fiscal 2004					
Non-compete clause	$ 1,700	$ -	$ (1,700)	$ -	$ -
Purchase price deferrals	13,306	-	(12,953)	(353)	-
Shareholder escrow	2,499	-	(2,448)	-	51
Restructuring and transaction costs	-	-	-	-	-
	$ 17,505	$ -	$(17,101)	$ (353)	$ 51

At July 31, 2003, the $17.5 million balance in this reserve was in long-term obligations on our balance sheet. At July 31, 2004, the balance in this reserve was in other current liabilities on our balance sheet.

Capital Lease Obligations

Future minimum lease payments under capital lease obligations at July 31, 2004 were as follows:

FISCAL YEAR ENDING JULY 31, *(Dollars in thousands)*	CAPITAL LEASE OBLIGATIONS
2005	$2,660
2006	2,660
2007	629
	5,949
Less amount representing interest	(178)
Total	$5,771

Operating Leases

Intuit leases office facilities and equipment under various operating lease agreements. Our facilities leases provide for annual rent increases of up to 10% and many contain renewal options. Annual minimum commitments under these leases are shown in the table below. The table includes the lease for our vacant facility and excludes any potential future sublease income for that facility. See *"Reserve for Vacant Facilities"* above.

FISCAL YEAR ENDING JULY 31, *(Dollars in thousands)*	COMMITMENTS
2005	$ 27,798
2006	25,767
2007	24,578
2008	18,838
2009	17,560
Thereafter	61,133
	$175,674

Lease expense totaled $23.9 million in fiscal 2002, $27.3 million in fiscal 2003 and $26.7 million in fiscal 2004. Lease expense does not include a charge for vacant facilities of $13.2 million in fiscal 2002, a credit for vacant facilities of $1.1 million in fiscal 2003 and a charge for vacant facilities of $0.7 million in fiscal 2004. See *"Reserve for Vacant Facilities"* above.

14. INCOME TAXES

Income from continuing operations before income taxes included income from foreign operations of $8.0 million in fiscal 2002 and losses from foreign operations of $0.7 million in fiscal 2003 and $0.4 million in fiscal 2004. The provision for income taxes from continuing operations consisted of the following:

		FISCAL	
(In thousands)	2002	2003	2004
Current:			
Federal	$ 29,970	$ 92,249	$ 116,589
State	7,917	5,721	(31,420)
Foreign	3,752	2,371	-
	41,639	100,341	85,169
Deferred:			
Federal	(21,617)	33,107	43,720
State	(3,088)	(3,812)	4,779
Foreign	-	-	2,202
	(24,705)	29,295	50,701
Total provision for income taxes from continuing operations	$ 16,934	$ 129,636	$ 135,870

Differences between income taxes calculated using the federal statutory income tax rate of 35% and the provision for income taxes from continuing operations were as follows:

	FISCAL		
(In thousands)	2002	2003	2004
Income from continuing operations before income taxes	$ 70,549	$ 392,838	$ 452,900
Statutory federal income tax	$ 24,692	$ 137,493	$ 158,515
State income tax, net of federal benefit	4,829	1,909	9,053
Federal research and experimental credits	(4,000)	(6,262)	(7,587)
Non-deductible merger related charges	16,759	2,726	6,532
Tax exempt interest	(8,710)	(4,271)	(3,950)
Tax benefit related to divestiture	(25,770)	(2,228)	-
Deferred tax adjustments	-	-	7,491
Reversal of reserves	-	-	(35,694)
Other, net	9,134	269	1,510
Total	$ 16,934	$ 129,636	$ 135,870

Tax savings from deductions associated with our various stock option plans are not reflected in the current federal and state provisions. Savings were approximately $53.2 million in fiscal 2002, $47.8 million in fiscal 2003 and $27.1 million in fiscal 2004. These amounts were credited to stockholders' equity and reduced taxes payable.

Significant deferred tax assets and liabilities were as follows at the dates indicated.

	JULY 31,	
(In thousands)	2003	2004
Deferred tax assets:		
Accruals and reserves not currently deductible	$ 45,860	$ 35,407
NOL and tax credits carryforward	29,703	22,441
Unrealized loss on marketable securities	17,714	15,710
Merger charges	120,082	107,133
Fixed asset adjustments	10,826	-
Other, net	1,173	-
Total deferred tax assets	225,358	180,691
Deferred tax liabilities:		
Fixed asset adjustments	-	3,222
Other, net	-	2,812
Total deferred tax liabilities	-	6,034
Total net deferred tax assets	225,358	174,657
Valuation reserve	(7,473)	(7,473)
Total net deferred tax assets, net of valuation reserve	$217,885	$167,184

We have provided a valuation reserve related to the benefits of certain losses in our foreign subsidiaries and certain state capital loss carryforwards that we believe are unlikely to be realized. The valuation allowance decreased by $4.7 million in fiscal 2002 and increased by $0.7 million in fiscal 2003.

The components of total net deferred tax assets, net of valuation reserve, as shown on our balance sheet were as follows at the dates indicated:

	JULY 31,	
(In thousands)	2003	2004
Current deferred income taxes	$ 34,824	$ 31,473
Long-term deferred income taxes	183,061	135,711
	$217,885	$167,184

At July 31, 2004, we had U.S. federal net operating loss carryforwards of approximately $1.5 million and foreign net operating loss carryforwards of approximately $4.0 million. These net operating losses will expire at various dates beginning in fiscal 2020 if not utilized. At July 31, 2004, we also had various state tax credit carryforwards totaling approximately $14.8 million. The state credit carryforwards have no expiration date. Utilization of the net operating loss and credit carryforwards may be subject to substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended. The annual limitation may result in the expiration of net operating losses before utilization.

15. STOCKHOLDERS' EQUITY

Stock Option Plans

Our 1993 Equity Incentive Plan terminated on January 18, 2002 when our stockholders approved our 2002 Equity Incentive Plan to replace the 1993 Plan. When the 1993 Plan terminated, all outstanding options under the 1993 Plan remained in effect in accordance with their terms. There were 3,809,906 shares available for grant under the 1993 Plan at its termination. We transferred 1,900,000 of these shares to our new 2002 Plan to be available for grant under that plan. The remaining 1,909,906 shares ceased to be available for grant under any of our equity compensation plans. Under the 1993 Plan, we were permitted to grant incentive and non-qualified stock options, restricted stock awards, stock bonuses and performance awards to employees, directors, consultants, and independent contractors of and advisors to Intuit. The Compensation and Organizational Development Committee of the Board of Directors or its delegees determined who would receive grants, exercisability, exercise price and other terms. The option exercise price was generally the fair market value at the date of grant. The outstanding options generally vest over four years based on continued service and expire after ten years.

Under our 2002 Equity Incentive Plan, we may grant incentive and non-qualified stock options, restricted stock awards and stock bonuses to employees, directors, consultants, and independent contractors of and advisors to Intuit. The Compensation and Organizational Development Committee of the Board of Directors or its delegees determines who will receive grants, exercisability, exercise price and other terms. The option exercise price is generally the fair market value at the date of grant. During fiscal 2002 Intuit changed its standard option vesting schedule for the 2002 Plan so that future options granted generally become exercisable over a three-year period based on continued service and expire seven years after the grant date. Prior to that change, options vested over four years and expired ten years after the grant date.

During fiscal 2003, we launched a mandatory share ownership program. Under this program all senior vice presidents, the executive vice president and Board members are required to hold a minimum of 3,000 shares by the later of May 2006 or three years from the date the individual becomes subject to the share ownership program. The chief executive officer is required to hold 100,000 shares. To provide an incentive to the senior vice presidents and the executive vice president, we implemented a matching unit award component to the share ownership program. Under this matching unit program, for each two shares one of these officers purchases during his or her three year compliance period, we grant a matching unit award for one share, up to a maximum of 1,500 matching unit awards. These matching unit awards are granted as stock bonus awards under the 2002 Plan. These matching units vest as to 100% of the shares subject to the stock bonus award four years after grant, or earlier on the officer's retirement, death or disability. We record deferred compensation expense for these matching units based on the fair value of the award at the date of grant and recognize compensation expense at the time the matching units vest. We awarded a total of 2,849 matching units in fiscal 2003 and 3,424 matching units in fiscal 2004.

On two occasions we have granted restricted stock units to our chief executive officer as stock bonus awards under the 2002 Plan. On July 30, 2003, we granted 425,000 restricted stock units and on July 31, 2004 we granted 25,000 restricted stock units. The 2003 award vests as to 255,000 shares on July 31, 2006 and as to an additional 85,000 shares on each of July 31, 2007 and July 31, 2008. The 2004 award vests as to 25,000 shares on July 31, 2007. We record deferred compensation expense for these restricted stock units based on the fair value of the award at the date of grant and recognize compensation expense ratably over the vesting period.

On November 25, 1996, our stockholders approved our 1996 Directors Stock Option Plan. This plan provides for non-qualified stock options for a specified number of shares to be granted to all non-employee directors of Intuit. As of December 2002, Board members who serve on the Audit Committee, Compensation and Organizational Development Committee and Nominating and Governance Committee receive additional annual grants. The option exercise price equals the fair market value at the date of grant. Most options are subject to vesting over time based on continued service, with vesting periods ranging from one to four years. All options expire after ten years.

On November 11, 1998, we adopted the 1998 Option Plan for Mergers and Acquisitions. Under the 1998 Plan, we may grant non-qualified stock options to individuals who we hire as a result of our acquisitions of or mergers with, other companies. The 1998 Plan was designed to meet the "broadly based plans" exemption from the stockholder approval requirement for stock option plans under the NASDAQ Stock Market listing requirements at the time the plan was adopted and, accordingly, has not been submitted to Intuit stockholders for approval. Options under the 1998 Plan can only be granted to eligible individuals within 18 months following the completion of the relevant acquisition or merger. Options granted to officers hired as a result of a merger or acquisition cannot exceed 45% of all shares reserved for grant under the 1998 Plan. Options granted under the 1998 Plan cannot have an exercise price that is less than the fair market value of Intuit's common stock on the date of grant. During fiscal 2002, Intuit changed its standard option vesting schedule for the 1998 Plan so that future options granted generally become exercisable over a three-year period based on continued service and expire seven years after the grant date. Prior to that change, options generally vested over four years and expired ten years after the grant date.

In addition, in several instances we have assumed the outstanding options of companies that we acquired. Intuit granted no further options under the acquired companies' option plans after the date of acquisition. We assumed options in connection with our acquisitions of The Flagship Group in May 2002 and CBS Employer Services, Inc. in June 2002.

A summary of activity under all option plans is as follows:

		OPTIONS OUTSTANDING		
	SHARES AVAILABLE FOR GRANT	NUMBER OF SHARES	EXERCISE PRICE PER SHARE	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE
Balance at July 31, 2001	11,038,503	35,833,833	$0.003 - $72.31	$29.77
Additional shares authorized	8,090,000	-	-	-
Options assumed related to acquisitions	324,207	-	-	-
Options converted related to acquisitions	(324,207)	324,207	6.93 - 43.10	26.26
Options granted	(8,887,021)	8,887,021	7.29 - 67.50	39.03
Options exercised	-	(5,961,223)	0.03 - 49.31	19.07
Options and shares canceled or expired:				
Options canceled or expired and returned to option pool	2,061,912	(2,061,912)	7.25 - 67.50	38.09
Options canceled from expired plans	2,364,140	(2,364,140)	0.18 - 67.50	36.58
Options and shares removed from shares available for grant (1)	(4,274,046)	-	-	-
Balance at July 31, 2002	10,393,488	34,657,786	$0.003 - $72.31	$32.99
Additional shares authorized	5,000,000	-	-	-
Options granted	(6,148,327)	6,148,327	26.75 - 54.24	44.26
Stock bonus awards granted	(427,849)	-	-	-
Options exercised	-	(5,564,618)	0.003 - 51.06	24.69
Options and shares canceled or expired:				
Options canceled or expired and returned to option pool	843,835	(843,835)	26.31 - 67.50	44.67
Options canceled from expired plans	1,402,864	(1,402,864)	0.18 - 67.50	42.08
Options removed from shares available for grant	(1,402,864)	-	-	-
Balance at July 31, 2003	9,661,147	32,994,796	$ 0.18 - $72.31	$35.83
Options granted	(6,941,908)	6,941,908	37.04 - 52.86	41.34
Stock bonus awards granted	(28,424)	-	-	-
Stock bonus awards canceled	559	-	-	-
Options exercised	-	(3,611,671)	0.18 - 51.06	27.19
Options and shares canceled or expired:				
Options canceled or expired and returned to option pool	1,464,790	(1,464,790)	26.31 - 67.50	45.35
Options canceled from expired plans	912,527	(912,527)	6.93 - 67.50	45.13
Options removed from shares available for grant	(912,527)	-	-	-
Balance at July 31, 2004	4,156,164	33,947,716	$ 0.18 - $72.31	$37.22

(1) Includes 2,364,140 shares reflecting options that were canceled and not returned to any option pool because they were granted under expired plans, and 1,909,906 shares that were eliminated from shares available for grant in connection with the termination of the 1993 Plan.

We define net option grants as options granted less options canceled or expired and returned to the pool of options available for grant. We also monitor net option grants by subtracting from options granted both canceled or expired options that were returned to the pool of options available for grant and options canceled from expired plans. Net option grants under these two methods in shares and as a percentage of shares outstanding for fiscal 2002, 2003 and 2004 are shown in the following table.

	FISCAL		
	2002	2003	2004
Net option grants (shares)	6,825,109	5,304,492	5,485,814
Net option grants (%)	3.2%	2.7%	2.9%
Net option grants including options canceled from expired plans (shares)	4,460,969	3,901,628	4,573,287
Net option grants including options canceled from expired plans (%)	2.1%	2.0%	2.4%
Shares outstanding at July 31	211,163,641	199,471,717	190,090,604

There were 18,264,940 options exercisable under our stock option plans at July 31, 2002, 19,789,835 at July 31, 2003 and 22,310,306 at July 31, 2004. At July 31, 2004, there were 1,904,706 shares available for grant under the 2002 Plan, 2,229,583 shares available for grant under the 1998 Plan and 21,875 shares available for grant under the 1996 Directors Stock Option Plan.

The following table summarizes information about stock options outstanding at July 31, 2004:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
$0.18 - $15.98	3,866,914	3.20	$10.96	3,861,310	$10.96
16.13 - 29.25	3,327,400	4.88	25.89	3,278,890	25.91
29.26 - 34.38	3,760,747	6.39	31.61	3,161,354	31.62
35.00 - 37.26	4,194,423	6.70	36.59	3,157,990	36.41
37.44 - 39.00	4,589,411	6.94	37.61	487,564	38.52
39.25 - 42.27	3,765,534	6.21	41.64	1,895,134	41.29
42.44 - 44.32	3,291,776	5.67	43.66	1,703,935	43.84
44.51 - 52.28	3,809,843	6.06	48.07	1,697,787	47.93
52.86 - 64.81	1,923,738	5.96	57.49	1,765,403	57.75
67.50 - 72.31	1,417,930	5.80	67.62	1,300,939	67.62
$0.18 - $72.31	33,947,716	5.81	$37.22	22,310,306	$35.20

Distribution and Dilutive Effect of Options

The following table shows option grants to "Named Executives" and to all employees for the periods indicated. Named Executives are defined as the Company's chief executive officer and each of the four other most highly compensated executive officers during fiscal 2004.

	FISCAL		
	2002	2003	2004
Net option grants during the period as a percentage of outstanding shares	3.2%	2.7%	2.9%
Grants to Named Executives during the period as a percentage of total options granted	3.5%	8.9%	7.1%
Grants to Named Executives during the period as a percentage of outstanding shares	0.1%	0.3%	0.3%
Options held by Named Executives as a percentage of total options outstanding	9.0%	11.6%	12.7%

Stock Repurchase Programs

Intuit's Board of Directors has initiated a series of common stock repurchase programs. Shares of common stock repurchased under these programs become treasury shares. The following table summarizes our stock repurchase programs at July 31, 2004.

PLAN NAME	DATE INITIATED /INCREASED	DATE CONCLUDED	AMOUNT AUTHORIZED
(Dollars in thousands)			
Repurchase Plan I	May 2001 / July 2002	December 2002	$750,000
Repurchase Plan II	March 2003	November 2003	500,000
Repurchase Plan III	August 2003	June 2004	500,000
Repurchase Plan IV	May 2004	Still active	500,000

The following table summarizes our stock repurchase activity under these plans, including broker commissions, through July 31, 2004:

	PLAN I		PLAN II		PLAN III		
FISCAL YEAR *(Dollars in thousands, except per share amounts)*	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	AVERAGE PRICE PER SHARE
2001	238,500	$ 8,358	-	$ -	-	$ -	$ 35.04
2002	7,361,839	318,422	-	-	-	-	43.25
2003	9,002,244	423,211	8,937,809	390,432	-	-	45.35
2004	-	-	2,342,800	109,525	11,197,779	499,893	45.01
	16,602,583	$ 749,991	11,280,609	$ 499,957	11,197,779	$ 499,893	44.77

Repurchased shares of our common stock are held as treasury shares until they are reissued or retired. When we reissue treasury stock, if the proceeds from the sale are more than the average price we paid to acquire the shares we record an increase in additional paid-in capital. Conversely, if the proceeds from the sale are less than the average price we paid to acquire the shares, we record a decrease in additional paid-in capital to the extent of increases previously recorded for similar transactions and a decrease in retained earnings for any remaining amount.

Employee Stock Purchase Plan

On November 26, 1996, our stockholders adopted our Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code. The ESPP permits our eligible employees to make payroll deductions to purchase our stock on regularly scheduled purchase dates at a discount. Effective after the June 2003 purchase, the ESPP has twelve-month rolling concurrent offering periods that are composed of four three-month accrual periods at the end of which the employees may purchase shares at a discount. The discount at which the employee will be able to purchase shares under the ESPP will depend on the offering period in which she or he is participating since each rolling twelve-month offering period will be in its first, second, third or fourth three-month accrual period. The purchase price will be 85% of the lower of the closing price for Intuit common stock on the first day of the twelve-month offering period in which the employee is participating or the last day of the three-month accrual period of that offering period. Employees purchased 583,991 shares of Intuit common stock in fiscal 2002, 476,454 shares in fiscal 2003 and 564,918 shares in fiscal 2004 under the ESPP. At July 31, 2004, there were 1,820,107 shares available for issuance under this Plan.

16. BENEFIT PLANS

Executive Deferred Compensation Plan

Intuit adopted the Executive Deferred Compensation Plan effective March 15, 2002. The plan allows executives who meet minimum compensation requirements to defer up to 50% of their salaries and up to 100% of their bonuses and commissions. We have agreed to credit the participants' contributions with earnings that reflect the performance of certain independent investment funds. We may also make discretionary employer contributions to participant accounts. The timing, amounts and vesting schedules of employer contributions are at our sole discretion. The benefits under this plan are unsecured and are general assets of Intuit. Participants are generally eligible to receive payment of their vested benefit at the end of their elected deferral period or after termination of their employment with Intuit for any reason. Discretionary company contributions and the related earnings vest completely upon the participant's disability, death or a change of control of Intuit. We made no employer contributions to the plan for fiscal 2002, $0.2 million in employer contributions to the plan in fiscal 2003 and $0.8 million in employer contributions in fiscal 2004. During fiscal 2003 and 2004, we also entered into several agreements in which we committed to make employer contributions on behalf of certain executives provided that they remain employed at Intuit on certain future dates. With the exception of one agreement which provides for four year vesting on the employer contributions, all other contributions are fully vested at the time of contribution. We held assets and liabilities related to this plan of $5.7 million at July 31, 2003 and assets of $12.1 million and liabilities of $13.2 million at July 31, 2004. Assets related to this plan are in other assets and liabilities related to this plan are in other current liabilities on our balance sheet. The plan liabilities include accrued employer contributions not yet funded to the plan.

401(k) Plan

Employees who participate in the Intuit 401(k) Plan may contribute up to 20% of pre-tax salary to the plan, subject to Internal Revenue Service limitations. Intuit matches a specified portion of the employee contributions up to a maximum amount per employee per year. The amount is subject to change on an annual basis. At July 31, 2003 and 2004, the match was 75% up to $2,500. Matching contributions were $8.4 million in fiscal 2002, $10.9 million in fiscal 2003 and $10.1 million in fiscal 2004. Participating employees age 50 or older may also make catch-up contributions. These contributions are not matched.

17. STOCKHOLDER RIGHTS PLAN

On April 29, 1998, the Board of Directors adopted a stockholder rights plan designed to protect the long-term value of Intuit for its stockholders during any future unsolicited acquisition attempt. In connection with the plan, the Board declared a dividend of one preferred share purchase right for each share of Intuit's common stock outstanding on May 11, 1998 (the Record Date) and further directed the issuance of one such right with respect to each share of Intuit's common stock that is issued after the Record Date, except in certain circumstances. If a person or a group (an Acquiring Person) acquires 20% or more of Intuit's common stock, or announces an intention to make a tender offer for Intuit's common stock, the consummation of which would result in a person or group becoming an Acquiring Person, then the rights will be distributed (the Distribution Date). After the Distribution Date, each right may be exercised for 1/3000th of a share of a newly designated Series B Junior Participating Preferred stock. In January 2003 the Board amended the rights plan to change the exercise price for the rights from $83.33 per 1/3 of 1/1000th share to $300.00 per 1/3 of 1/1000th share. The preferred stock has been structured so that the value of 1/3000th of a share of this preferred stock will approximate the value of one share of common stock. The rights will expire on May 1, 2008. In July 2002 we adopted a policy that requires an independent committee of our Board of Directors to review the rights plan at least once every three years to consider whether maintaining the rights plan continues to be in the best interests of Intuit and its stockholders.

Muriel Siebert & Co., Inc. v. Intuit Inc., Index No. 03-602942, Supreme Court of the State of New York, County of New York.
On September 17, 2003, plaintiff Muriel Siebert & Co., Inc. filed a complaint against Intuit alleging various claims for breach of contract, breach of express and implied covenants of good faith and fair dealing, breach of fiduciary duty, misrepresentation and/or fraud, and promissory estoppel. The allegations relate to Quicken Brokerage powered by Siebert, a strategic alliance between the two companies. The complaint seeks compensatory, punitive, and other damages. On September 22, 2003, Intuit filed an arbitration demand against Siebert & Co., Inc. in San Jose, California seeking arbitration of all claims asserted by both parties. The Apellate Division of the Supreme Court of the State of New York court has stayed the matter while it determines whether it will proceed in New York state court or in arbitration. Intuit believes this lawsuit is without merit and intends to defend the litigation vigorously.

Intuit/Quicken Sunsetting Litigation, Master File No. 1-04-CV-016394, Superior Court of California, County of Santa Clara (Anthony Flannery v. Intuit Inc., et al, Civil No. 1-04-CV-016394 and Daniel J. Mason v. Intuit Inc., et al, Civil No. 1-04-CV-018345).
On or about March 19, 2004, plaintiff Anthony Flannery, on his behalf and on behalf of a class of persons allegedly similarly situated, filed a complaint against Intuit in Santa Clara Superior Court, alleging that Intuit's retirement of certain services and live technical support associated with its Quicken 1998, Quicken 1999 and Quicken 2000 products constituted a breach of express and implied warranties and violated sections 17200 and 17500 of the California Business and Professions Code, as well as the Consumer Legal Remedies Act ("CLRA"). The complaint seeks certification as a class action, as well as unspecified compensatory and punitive damages, disgorgement of profits, restitution, injunctive relief and attorney's fees from Intuit.

On or about April 21, 2004, plaintiff Daniel Mason, on his behalf and on behalf of a class of persons allegedly similarly situated, filed a complaint against Intuit in Santa Clara Superior Court making allegations virtually identical to those of Anthony Flannery. On July 14, 2004, the Court consolidated the two cases pursuant to stipulation of the parties.

On July 29, 2004, plaintiffs filed a consolidated First Amended Complaint. Intuit's response to that Complaint is due on October 8, 2004. The parties have only recently initiated discovery. No trial date is set. Intuit believes this lawsuit is without merit and intends to defend the litigation vigorously.

Cynthia Belotti v. Intuit Inc., et al, Civil No. 1-04-CV-020277, Superior Court of California, County of Santa Clara.
On or about May 24, 2004, plaintiff Cynthia Belotti, on her behalf and on behalf of a class of persons allegedly similarly situated, filed a complaint against Intuit in Santa Clara Superior Court, alleging that Intuit's retirement of certain add-on business services and live technical support associated with its QuickBooks 2001 and QuickBooks 2002 products constituted a breach of express and implied warranties and violated sections 17200 and 17500 of the California Business and Professions Code. The complaint sought certification as a class action, as well as damages, disgorgement of profits, restitution, injunctive relief and attorney's fees from Intuit.

On or about July 13, 2004, plaintiff filed a First Amended Complaint that added Ental Precision Machining, Inc., as plaintiff; plaintiffs' counsel has also dismissed without prejudice all claims on behalf of Cynthia Belotti. Intuit's response to that Complaint is due on October 8, 2004. The parties have only recently initiated discovery. No trial date is set. Intuit believes this lawsuit is without merit and intends to defend the litigation vigorously.

Intuit is subject to certain routine legal proceedings, as well as demands, claims and threatened litigation, that arise in the normal course of our business, including assertions that we may be infringing patents or other intellectual property rights of others. We currently believe that the ultimate amount of liability, if any, for any pending claims of any type (either alone or combined) will not materially affect our financial position, results of operations or cash flows. We also believe that we would be able to obtain any necessary licenses or other rights to disputed intellectual property rights on commercially reasonable terms. However, the ultimate outcome of any litigation is uncertain and, regardless of outcome, litigation can have an adverse impact on Intuit because of defense costs, negative publicity, diversion of management resources and other factors. Our failure to obtain necessary license or other rights, or litigation arising out of intellectual property claims could adversely affect our business.

19. RELATED PARTY TRANSACTIONS

Loans to Executive Officers and Other Employees

Prior to July 30, 2002, loans to executive officers were made generally in connection with their relocation and purchase of a residence near their new place of work. Consistent with the requirements of the Sarbanes-Oxley legislation enacted on July 30, 2002, we have not made or modified any loans to executive officers since July 30, 2002 and we do not intend to make or modify any loans to executive officers in the future. At July 31, 2004, no loans were overdue and all interest payments were current in accordance with the terms of the loan agreements.

During fiscal 2004, certain loan amounts became due within twelve months and are thus being classified as prepaid expenses and other current assets on our balance sheet. Loans to executive officers and other employees, including these current amounts, were as follows at the dates indicated.

	JULY 31,	
(In thousands)	2003	2004
Short-term:		
Loans to executive officers	$ -	$ 1,066
Loans to other employees	-	230
	-	1,296
Long-term:		
Loans to executive officers	14,891	11,575
Loans to other employees	4,799	4,234
	19,690	15,809
Total loans to employees:		
Loans to executive officers	14,891	12,641
Loans to other employees	4,799	4,464
	$ 19,690	$ 17,105

Of the total loans to executive officers at July 31, 2004, $9.4 million accrue no interest for either the term of the note or for up to four years. The remaining loans to executive officers at July 31, 2004 accrue interest at rates equal to the applicable federal rates in effect at the time the loans were made. Of the total outstanding loans to executive officers and other employees at July 31, 2004, loans with a remaining principal balance of $16.0 million were secured by real property. The loans outstanding at July 31, 2004 have original terms that range from four to ten years.

Repurchases of Vested Restricted Stock

In March 2003 our chief executive officer vested in 37,500 shares of restricted stock. To provide Mr. Bennett with the funds to pay the related payroll tax withholding obligation we repurchased 17,532 shares of common stock from him at $39.02 per share, the closing market price of Intuit stock on the date the restricted stock vested. This repurchase was approved by our Board of Directors.

In February 2004 our chief executive officer vested in 37,500 shares of restricted stock. To provide Mr. Bennett with the funds to pay the related payroll tax withholding obligations we repurchased 17,157 shares of common stock from him at $44.64 per share, the closing market price of Intuit stock on the date the restricted stock vested. This repurchase was approved by our Board of Directors.

20. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables contain selected quarterly financial data for fiscal years 2003 and 2004. We accounted for the February 2003 sale of our Japanese subsidiary, Intuit KK, as discontinued operations and as a result the operating results of Intuit KK have been segregated from continuing operations in our financial statements and in these tables. See Note 9.

	FISCAL 2003 QUARTER ENDED			
(In thousands, except per share amounts)	OCTOBER 31	JANUARY 31	APRIL 30	JULY 31
Total net revenue	$ 212,872	$ 558,076	$ 634,698	$ 245,097
Cost of revenue	72,891	119,301	92,368	73,200
All other costs and expenses	235,438	268,096	233,803	212,414
Net income (loss) from continuing operations	(60,449)	125,371	222,968	(24,688)
Net income from discontinued operations	5,764	3,059	71,009	-
Net income (loss)	(54,685)	128,430	293,977	(24,688)
Basic net income (loss) per share from continuing operations	$ (0.29)	$ 0.61	$ 1.08	$ (0.12)
Basic net income per share from discontinued operations	0.03	0.01	0.35	-
Basic net income (loss) per share	$ (0.26)	$ 0.62	$ 1.43	$ (0.12)
Diluted net income (loss) per share from continuing operations	$ (0.29)	$ 0.59	$ 1.06	$ (0.12)
Diluted net income per share from discontinued operations	0.03	0.01	0.34	-
Diluted net income (loss) per share	$ (0.26)	$ 0.60	$ 1.40	$ (0.12)

	FISCAL 2004 QUARTER ENDED			
(In thousands, except per share amounts)	OCTOBER 31	JANUARY 31	APRIL 30	JULY 31
Total net revenue	$ 242,528	$ 636,289	$ 712,953	$ 275,893
Cost of revenue	77,927	118,580	99,493	79,053
All other costs and expenses	254,015	299,099	266,329	252,840
Net income (loss)	(53,965)	149,066	264,033	(42,104)
Basic net income (loss) per share	$ (0.27)	$ 0.75	$ 1.36	$ (0.22)
Diluted net income (loss) per share	$ (0.27)	$ 0.73	$ 1.33	$ (0.22)

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Intuit Inc.

We have audited the accompanying consolidated balance sheets of Intuit Inc. as of July 31, 2003 and 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended July 31, 2004. These financial statements are the responsibility of Intuit's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intuit Inc. at July 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 31, 2004, in conformity with U.S. generally accepted accounting principles.

As disclosed in Note 1 and Note 4 of the consolidated financial statements, on August 1, 2002 Intuit Inc. changed its method of accounting for goodwill and other purchased intangible assets.

Ernst & Young LLP

San Francisco, California
August 13, 2004

RECONCILIATION OF PRO FORMA FINANCIAL MEASURES TO MOST DIRECTLY COMPARABLE GAAP MEASURES

(In thousands, except per share amounts—unaudited)	PRO FORMA	ADJUSTMENTS	GAAP
Fiscal 1999			
Operating income	$ 124,799	$ (89,848) (a)	$ 34,951
Operating margin	15.6%	-11.2% (a)	4.4%
Net income	$ 89,744	$ 296,820 (b)	$ 386,564
Diluted net income per share	$ 0.45	$ 1.48 (b)	$ 1.93
Fiscal 2000			
Operating income	$ 170,937	$ (158,523) (c)	$ 12,414
Operating margin	17.4%	-16.1% (c)	1.3%
Net income	$ 144,958	$ 160,703 (d)	$ 305,661
Diluted net income per share	$ 0.69	$ 0.76 (d)	$ 1.45
Fiscal 2001			
Operating income (loss)	$ 181,635	$ (262,993) (e)	$ (81,358)
Operating margin	16.6%	-24.0% (e)	-7.4%
Net income (loss)	$ 157,890	$ (240,683) (f)	$ (82,793)
Diluted net income per share	$ 0.73	$ (1.13) (f)	$ (0.40)
Fiscal 2002			
Operating income	$ 273,475	$ (222,975) (g)	$ 50,500
Operating margin	20.8%	-17.0% (g)	3.8%
Net income	$ 201,503	$ (61,343) (h)	$ 140,160
Diluted net income per share	$ 0.92	$ (0.28) (h)	$ 0.64
Fiscal 2003			
Operating income	$ 399,834	$ (56,602) (i)	$ 343,232
Operating margin	24.2%	-3.4% (i)	20.8%
Net income	$ 293,814	$ 49,220 (j)	$ 343,034
Diluted net income per share	$ 1.39	$ 0.24 (j)	$ 1.63
Fiscal 2004			
Operating income	$ 476,919	$ (56,592) (k)	$ 420,327
Operating margin	25.5%	-3.0% (k)	22.5%
Net income	$ 335,124	$ (18,094) (l)	$ 317,030
Diluted net income per share	$ 1.67	$ (0.09) (l)	$ 1.58

*Continued on following page

NOTES

(a) Pro forma operating income reflects adjustments for amortization of purchased software of $5.3 million and amortization of goodwill and purchased intangible assets of $84.6 million.

(b) Pro forma net income reflects the adjustments in item (a) and adjustments for net gains on marketable securities of $579.2 million, net loss from discontinued operations of $2.2 million and the tax effect of these adjustments. These pro forma adjustments resulted in a $1.48 per diluted share adjustment for the twelve months ended July 31, 1999.

(c) Pro forma operating income reflects adjustments for amortization of purchased software of $7.0 million, amortization of goodwill and purchased intangible assets of $150.2 million and a charge for purchased research and development of $1.3 million.

(d) Pro forma net income reflects the adjustments in item (c) and adjustments for net gains on marketable securities of $481.1 million, net loss from discontinued operations of $20.0 million and the tax effect of these adjustments. These pro forma adjustments resulted in a $0.76 per diluted share adjustment for the twelve months ended July 31, 2000.

(e) Pro forma operating income reflects adjustments for amortization of purchased software of $14.9 million, amortization of goodwill and purchased intangible assets of $247.8 million and a charge for purchased research and development of $0.2 million.

(f) Pro forma net income reflects the adjustments in item (e) and adjustments for net losses on marketable securities of $98.1 million, net loss on divestiture of businesses of $15.3 million, net income from discontinued operations of $27.5 million, the cumulative effect of an accounting change of $14.3 million and the tax effect of these adjustments. These pro forma adjustments resulted in a $1.13 per diluted share adjustment for the twelve months ended July 31, 2001.

(g) Pro forma operating income reflects adjustments for amortization of purchased software of $7.1 million, amortization of goodwill and purchased intangible assets of $159.4 million, a loss on impairment of goodwill and intangible assets of $27.3 million, a charge for purchased research and development of $2.2 million and a loss on impairment of long-lived asset of $27.0 million.

(h) Pro forma net income reflects the adjustments in item (g) and adjustments for net losses on marketable securities of $15.5 million, gain on divestiture of business of $8.3 million, net income from discontinued operations of $86.5 million and the tax effect of these adjustments. These pro forma adjustments resulted in a $0.28 per diluted share adjustment for the twelve months ended July 31, 2002.

(i) Pro forma operating income reflects adjustments for amortization of purchased software of $13.8 million, amortization of purchased intangible assets of $33.9 million and a charge for purchased research and development of $8.9 million.

(j) Pro form net income reflects the adjustments in item (i) and adjustments for net gains on marketable securities of $10.9 million, net income from discontinued operations of $79.8 million and the tax effect of these adjustments. These pro forma adjustments resulted in a $0.24 per diluted share adjustment for the twelve months ended July 31, 2003.

(k) Pro forma operating income reflects adjustments for amortization of purchased software of $13.5 million, amortization of purchased intangible assets of $24.5 million and a loss on impairment of goodwill and purchased intangible assets of $18.7 million.

(l) Pro form net income reflects the adjustments in item (k), adjustments for net gains on marketable securities of $1.7 million and the tax effect of these adjustments. These pro forma adjustments resulted in a $0.09 per diluted share adjustment for the twelve months ended July 31, 2004.

CORPORATE INFORMATION

TRANSFER AGENT
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449 (Shareholder Relations)

FORM 10-K
Additional copies of the Company's fiscal 2004 Form 10-K may be obtained without charge by contacting:
Investor Relations
Intuit Inc.
P.O. Box 7850 Mountain View, California 94039-7850
(650) 944-6000

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
555 California Street
Suite 1700
San Francisco, California 94104

CORPORATE COUNSEL
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041

ANNUAL MEETING
The annual meeting of stockholders will be held on Thursday, December 9, 2004 at 8:30 a.m., at Intuit Inc., 2550 Garcia Avenue, Building 5, Mountain View, California.

MARKET INFORMATION FOR COMMON STOCK
Intuit's common stock is quoted on The Nasdaq Stock Market under the symbol "INTU." The following table shows the range of high and low sale prices reported on The NASDAQ Stock Market for the periods indicated. On August 31, 2004, the closing price of Intuit's common stock was $42.29.

	HIGH	LOW
Fiscal year ended July 31, 2003		
First quarter	$ 53.48	$ 38.86
Second quarter	55.04	43.29
Third quarter	51.50	33.30
Fourth quarter	49.18	38.10
Fiscal year ended July 31, 2004		
First quarter	$ 51.24	$ 41.67
Second quarter	53.89	45.68
Third quarter	50.44	40.89
Fourth quarter	43.88	35.84

STOCKHOLDERS
As of September 1, 2004, we had about 1,100 record holders and approximately 108,000 beneficial holders of our common stock.

DIVIDENDS
Intuit has never paid any cash dividends on its common stock. From time to time we consider the advisability of paying a cash dividend. We currently anticipate that we will retain all future earnings for use in our business and for repurchases of stock under our stock repurchase programs. We do not anticipate paying any cash dividends in the foreseeable future.

Board of Directors

William V. Campbell (1)
Chairman of the Board of Directors,
Intuit Inc.

Stephen M. Bennett (1)
President and Chief Executive Officer,
Intuit Inc.

Christopher W. Brody (2,3)
Chairman,
Vantage Partners LLC

Scott D. Cook (1)
Chairman of the Executive Committee
of the Board of Directors,
Intuit Inc.

L. John Doerr (4)
General Partner,
Kleiner Perkins Caufield & Byers

Donna L. Dubinsky (2)
Former President and Chief Executive Officer,
Handspring, Inc.

Michael R. Hallman (2,3)
President,
The Hallman Group

Dennis D. Powell (2)(5)
Senior Vice President and Chief Financial Officer,
Cisco Systems, Inc.

Stratton D. Sclavos (4)
President and Chief Executive Officer,
VeriSign, Inc.

1 Member of the Executive Committee
2 Member of the Audit Committee
3 Member of the Compensation and Organizational Development Committee
4 Member of the Nomination and Governance Committee
5 Chairman of the Audit Committee

Executive Officers

Lorrie M. Norrington
Executive Vice President, Office of the Chief Executive Officer

Robert B. Henske
Senior Vice President and Chief Financial Officer

Richard William Ihrie
Senior Vice President and Chief Technology Officer

Brad D. Smith
Senior Vice President, Consumer Tax Group

Raymond G. Stern
Senior Vice President, Strategy and
Chief Marketing Officer

Caroline F. Donahue
Vice President, Sales

Laura A. Fennell
Vice President, General Counsel and Corporate Secretary

Karl K. Grass
Vice President and General Manager,
Professional Tax Products Group

Dorothy D. Hayes
Vice President, Corporate Controller

Daniel J. Levin
Vice President, Product Management

Intuit®